Exhibit 99.1

KB Financial Group Inc. and

Subsidiaries

Consolidated Interim Financial Statements

September 30, 2019 and 2018

KB Financial Group Inc. and Subsidiaries

Index

September 30, 2019 and 2018

Page(s)
Report on Review of Interim Financial statements	1~2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4

Consolidated Interim Statements of Changes in Equity	5

Consolidated Interim Statements of Cash Flows	6

Notes to the Consolidated Interim Financial Statements	7~177

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2019, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2019. The consolidated statement of financial position as at December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

November 14, 2019

This report is effective as at November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2019 and December 31, 2018

(in millions of Korean won)

	Notes	September 30, 2019 (Unaudited)		December 31, 2018
Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	22,004,583	~~W~~	20,274,490
Financial assets at fair value through profit or loss	4,6,11		51,763,016		50,987,847
Derivative financial assets	4,6,8		4,052,657		2,025,962
Loans at amortized cost	4,6,9,10		326,329,424		319,201,603
Financial investments	4,6,11		68,422,453		61,665,094
Investments in associates and joint ventures	12		534,612		504,932
Property and equipment	13		4,952,172		4,272,127
Investment property	13		2,603,114		2,119,811
Intangible assets	14		2,653,489		2,755,783
Current income tax assets	32		23,701		10,004
Deferred income tax assets	15,32		4,392		4,158
Assets held for sale	16		8,300		16,952
Other assets	4,6,17		22,843,426		15,749,535

Total assets		~~W~~	506,195,339	~~W~~	479,588,298

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	17,405,826	~~W~~	15,326,859
Derivative financial liabilities	4,6,8		4,294,570		2,901,247
Deposits	4,6,19		288,636,704		276,770,449
Debts	4,6,20		33,555,835		33,004,834
Debentures	4,6,21		50,565,628		53,278,697
Provisions	22		529,006		525,859
Net defined benefit liabilities	23		393,330		262,213
Current income tax liabilities	32		424,896		698,634
Deferred income tax liabilities	15,32		846,736		492,534
Insurance contract liabilities	36		34,600,069		33,412,949
Other liabilities	4,6,24		36,202,436		27,200,996

Total liabilities			467,455,036		443,875,271

Equity
Share capital	25		2,090,558		2,090,558
Hybrid securities	25		399,205		—
Capital surplus	25		17,122,582		17,121,660
Accumulated other comprehensive income	25,34		500,584		177,806
Retained earnings	25		19,278,168		17,282,441
Treasury shares	25		(1,236,188)		(968,549)

Equity attributable to shareholders of the parent company			38,154,909		35,703,916
Non-controlling interests			585,394		9,111

Total equity			38,740,303		35,713,027

Total liabilities and equity		~~W~~	506,195,339	~~W~~	479,588,298

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month and Nine-month Periods Ended September 30, 2019 and 2018

(In millions of Korean won, except per share amounts)

		2019				2018
	Notes	(Unaudited)				(Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	3,671,597	~~W~~	11,011,986	~~W~~	3,515,063	~~W~~	10,073,077
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,501,093		10,474,630		3,320,153		9,532,011
Interest income from financial instruments at fair value through profit or loss			170,504		537,356		194,910		541,066
Interest expense			(1,352,177)		(4,143,399)		(1,263,764)		(3,481,623)

Net interest income	5,26		2,319,420		6,868,587		2,251,299		6,591,454

Fee and commission income			966,929		2,844,405		892,682		2,821,569
Fee and commission expense			(386,113)		(1,127,911)		(369,714)		(1,073,892)

Net fee and commission income	5,27		580,816		1,716,494		522,968		1,747,677

Insurance income			3,046,695		9,202,914		2,932,133		8,928,242
Insurance expense			(2,976,826)		(8,902,467)		(2,809,440)		(8,484,530)

Net Insurance Income	5,36		69,869		300,447		122,693		443,712

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			136,405		660,668		185,224		285,851
Net gains/(losses) on overlay adjustments			(31,729)		(226,907)		(3,047)		113,044

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		104,676		433,761		182,177		398,895

Net other operating expenses	5,29		(204,597)		(685,108)		(273,973)		(800,358)

General and administrative expenses	5,23,30		(1,455,851)		(4,456,696)		(1,330,540)		(4,074,271)

Operating profit before provision for credit losses	5		1,414,333		4,177,485		1,474,624		4,307,109
Provision for credit losses	5,7,10,11,17,22		(166,143)		(459,888)		(146,432)		(427,761)

Net operating income	5		1,248,190		3,717,597		1,328,192		3,879,348

Share of profit of associates and joint ventures	5,12		1,141		5,923		5,436		18,158
Net other non-operating income/(loss)	5,31		10,816		61,375		(4,754)		77,892

Net non-operating income			11,957		67,298		682		96,050

Profit before income tax	5		1,260,147		3,784,895		1,328,874		3,975,398
Income tax expense	5,32		(319,462)		(1,006,813)		(374,901)		(1,106,239)

Profit for the period	5		940,685		2,778,082		953,973		2,869,159

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(987)		(5,725)		(3,780)		(6,317)
Share of other comprehensive income of associates and joint ventures			—		—		(1)		(1)
Revaluation gains/(losses) on equity instruments at fair value through other comprehensive income			(21,888)		(54,378)		39,073		40,432
Fair value changes on financial liabilities designated at fair value due to own credit risk			10,345		(11,585)		(4,518)		(169)

			(12,530)		(71,688)		30,774		33,945

Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations			41,045		96,351		(38,357)		35,085
Net gains/(losses) on debt instruments at fair value through other comprehensive income			(8,537)		142,994		30,141		53,627
Shares of other comprehensive income of associates			3,016		8,951		(927)		(3,100)
Cash flow hedges			(5,448)		(43,806)		162		9,550
Gains/(losses) on hedges of a net investment in a foreign operation			(13,133)		(21,159)		8,020		(22,649)
Other comprehensive income arising from separate account			(2,907)		29,163		8,506		17,147
Net overlay adjustments	36		22,974		164,250		2,193		(81,807)

			37,010		376,744		9,738		7,853

Other comprehensive income for the period, net of tax			24,480		305,056		40,512		41,798

Total comprehensive income for the period		~~W~~	965,165	~~W~~	3,083,138	~~W~~	994,485	~~W~~	2,910,957

Profit attributable to:
Shareholders of the Parent Company	5	~~W~~	940,284	~~W~~	2,777,128	~~W~~	953,769	~~W~~	2,868,752
Non-controlling interests	5		401		954		204		407

	5	~~W~~	940,685	~~W~~	2,778,082	~~W~~	953,973	~~W~~	2,869,159

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	964,445	~~W~~	3,081,497	~~W~~	994,509	~~W~~	2,910,772
Non-controlling interests			720		1,641		(24)		185

		~~W~~	965,165	~~W~~	3,083,138	~~W~~	994,485	~~W~~	2,910,957

Earnings per share	35
Basic earnings per share		~~W~~	2,405	~~W~~	7,083	~~W~~	2,407	~~W~~	7,233
Diluted earnings per share			2,389		7,032		2,394		7,191

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-month Periods Ended September 30, 2019 and 2018

(in millions of Korean won)

	Equity attributable to the subsidiaries of the Parent Company
	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

The effect of changing of accounting policy		—		—		—		(349,476)		(72,102)		—		—		(421,578)
Balance after reflecting the effect of accounting policy		2,090,558		—		17,122,228		188,192		14,972,102		(755,973)		6,144		33,623,251

Comprehensive income
Profit for the period		—		—		—		—		2,868,752		—		407		2,869,159
Remeasurements of net defined benefit liabilities		—		—		—		(6,317)		—		—		—		(6,317)
Exchange differences on translating foreign operations		—		—		—		35,307		—		—		(222)		35,085
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		94,059		—		—		—		94,059
Shares of other comprehensive income of associates and joint ventures		—		—		—		(3,101)		—		—		—		(3,101)
Cash flow hedges		—		—		—		9,550		—		—		—		9,550
Losses on hedges of a net investment in a foreign operation		—		—		—		(22,649)		—		—		—		(22,649)
Other comprehensive income arising from separate account		—		—		—		17,147		—		—		—		17,147
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(169)		—		—		—		(169)
Net losses on overlay adjustment		—		—		—		(81,807)		—		—		—		(81,807)

Total comprehensive income		—		—		—		42,020		2,868,752		—		185		2,910,957

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		—		(180,221)		—		(180,221)
Non-controlling interests changes in business combination		—		—		—		—		—		—		2,238		2,238
Others		—		—		(258)		—		—		—		—		(258)

Total transactions with shareholders		—		—		(258)		—		(766,728)		(180,221)		2,238		(944,969)

Balance at September 30, 2018 (Unaudited)	~~W~~	2,090,558		—	~~W~~	17,121,970	~~W~~	230,212	~~W~~	17,074,126	~~W~~	(936,194)	~~W~~	8,567	~~W~~	35,589,239

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

Comprehensive income
Profit for the period		—		—		—		—		2,777,128		—		954		2,778,082
Remeasurements of net defined benefit liabilities		—		—		—		(5,725)		—		—		—		(5,725)
Exchange differences on translating foreign operations		—		—		—		95,664		—		—		687		96,351
Net gains on financial instruments at fair value through other comprehensive income and reclassification to retained earnings		—		—		—		107,025		(18,409)		—		—		88,616
Shares of other comprehensive income of associates and joint ventures		—		—		—		8,951		—		—		—		8,951
Cash flow hedges		—		—		—		(43,806)		—		—		—		(43,806)
Losses on hedges of a net investment in a foreign operation		—		—		—		(21,159)		—		—		—		(21,159)
Other comprehensive income arising from separate account		—		—		—		29,163		—		—		—		29,163
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,585)		—		—		—		(11,585)
Net overlay adjustments		—		—		—		164,250		—		—		—		164,250

Total comprehensive income		—		—		—		322,778		2,758,719		—		1,641		3,083,138

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(3,256)		—		—		(3,256)
Acquisition of treasury shares		—		—		—		—		—		(267,639)		—		(267,639)
Others		—		—		922		—		—		—		62		984

Total transactions with shareholders		—		399,205		922		—		(762,992)		(267,639)		574,642		(55,862)

Balance at September 30, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,582	~~W~~	500,584	~~W~~	19,278,168	~~W~~	(1,236,188)	~~W~~	585,394	~~W~~	38,740,303

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-month Periods Ended September 30, 2019 and 2018

(in millions of Korean won)

		2019		2018
	Note	(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	2,778,082	~~W~~	2,869,159

Adjustment for non-cash items
Net loss (gain) on financial assets/liabilities at fair value through profit or loss			(192,183)		(232,873)
Net loss (gain) on derivative financial instruments for hedging purposes			43,201		201,077
Adjustment of fair value of derivative financial instruments			679		962
Provision for credit losses			459,888		427,761
Net loss (gain) on financial investments			(190,502)		(80,005)
Share of profit of associates and joint ventures			(5,923)		(18,158)
Depreciation and amortization expense			558,277		280,343
Depreciation and amortization expense on VOBA			146,220		162,874
Other net losses (gains) on property and equipment/intangible assets			(26,755)		(143,506)
Share-based payments			27,952		13,775
Policy reserve appropriation			1,168,755		1,346,370
Post-employment benefits			172,089		162,706
Net interest expense			245,509		293,784
Loss (gain) on foreign currency translation			(170,516)		(159,870)
Other non-cash items			298,237		129,035

			2,534,928		2,384,275

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			1,184,913		(10,240,218)
Derivative financial instruments			(422,585)		139,002
Loans at fair value through other comprehensive income			8,789		—
Loans at amortized cost			(7,490,261)		(28,075,267)
Current income tax assets			(13,697)		(9,382)
Deferred income tax assets			276		2,982
Other assets			(9,869,794)		(6,302,762)
Financial liabilities at fair value through profit or loss			1,680,433		4,054,298
Deposits			11,107,588		15,130,815
Tax liabilities for current period			(273,738)		189,909
Deferred income tax liabilities			250,888		218,352
Other liabilities			8,130,622		9,775,112

			4,293,434		(15,117,159)

Net cash inflow (outflow) from operating activities			9,606,444		(9,863,725)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(184,238)		(35,550)
Disposal of financial asset at fair value through profit or loss			8,758,741		6,826,968
Acquisition of financial asset at fair value through profit or loss			(9,796,564)		(4,557,791)
Disposal of financial investments			58,433,846		44,867,272
Acquisition of financial investments			(64,277,814)		(46,603,570)
Disposal of investments in associates and joint ventures			26,512		27,385
Acquisition of investments in associates and joint ventures			(37,894)		(163,948)
Disposal of property and equipment			7,328		889
Acquisition of property and equipment			(336,661)		(251,400)
Disposal of investment property			69,168		142,044
Acquisition of investment property			(511,773)		(901,786)
Disposal of intangible assets			6,697		10,063
Acquisition of intangible assets			(133,377)		(86,250)
Net cash flows from the change in subsidiaries			(56,849)		255,192
Others			47,821		198,563

Net cash outflow from investing activities			(7,985,057)		(271,919)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(27,283)		138,925
Net increase (decrease) in debts			465,643		3,077,700
Increase in debentures			70,973,584		109,798,010
Decrease in debentures			(74,062,864)		(103,272,964)
Increase (decrease) in other payables from trust accounts			(34,382)		(607,862)
Dividends paid			(762,992)		(766,728)
Acquisition of treasury shares			(274,317)		(199,023)
Issuance of hybrid securities			399,205		—
Increase or decrease of non-controlling interest			574,580		—
Principal elements of lease payments			(176,914)		—
Others			134,174		(164,741)

Net cash inflow (outflow) from financing activities			(2,791,566)		8,003,317

Effect of exchange rate changes on cash and cash equivalents			183,925		(26,963)

Net decrease in cash and cash equivalents			(986,254)		(2,159,290)
Cash and cash equivalents at the beginning of the period	37		6,642,816		8,404,898

Cash and cash equivalents at the end of the period	37	~~W~~	5,656,562	~~W~~	6,245,608

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of September 30, 2019, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The Group’s consolidated interim financial statements for the nine-month period ended September 30, 2019 were prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as at September 30, 2019.

The Group recognized an amount of services to customers as expenses in previous interim but recognized as the reduction of revenue in accordance with Korean IFRS 1115 Revenue from Contracts with Customers. Accordingly, certain accounts reported in the consolidated statements of comprehensive income for the nine-month period ended September 30, 2018 have been reclassified to facilitate the comparison with the consolidated statements of comprehensive income for the nine-month period ended September 30, 2019. The reclassification of the accounts does not have any effect on the net asset value or profit for the period of the Group as reported in the nine-month period ended September 30, 2018.

2.1.1 New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 42.

•	Amendments to Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

•	Enactment of Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment, and requires disclosure of the uncertainty of the amount. The enactment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

2.1.2 New and amended standards and interpretations not yet adopted by the Group

There are no new accounting standards and interpretations that are effective for the annual reporting period commencing January 1, 2019 and have not been early adopted by the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the estimation method used to determine income tax expense and accounting estimates and assumptions arising from the introduction of Korean IFRS 1116 Leases.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

3.2 Hybrid Securities

If the Group is an issuer of financial instruments, the financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

However, hybrid securities issued by subsidiaries of the Group are classified as non-controlling interests, and paid profit distributions are recognized as profit or loss attributable to non-controlling interests within the consolidated statement of comprehensive income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Financial assets
Due from financial institutions at amortized cost [1]	~~W~~	19,030,020	~~W~~	17,216,288
Financial assets at fair value through profit or loss
Due from financial institutions		280,631		381,719
Securities		49,598,209		48,285,482
Loans		516,844		954,176
Financial instruments indexed to the price of gold		88,446		78,808
Derivatives		4,052,657		2,025,962
Loans at amortized cost[1]		326,329,424		319,201,603
Financial investments
Securities measured at fair value through other comprehensive income		41,382,474		35,243,634
Securities at amortized cost[1]		24,213,247		23,661,522
Loans measured at fair value through other comprehensive income		420,370		389,822
Other financial assets[1]		13,551,731		8,133,556

		479,464,053		455,572,572

Off-balance sheet items
Acceptances and guarantees contracts		8,164,923		7,277,136
Financial guarantee contracts		3,394,586		3,626,532
Commitments		145,400,096		138,590,372

		156,959,605		149,494,040

	~~W~~	636,423,658	~~W~~	605,066,612

[1]	Due from financial institutions, loans at amortized cost, securities at amortized cost and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses in within certain range by reflecting reasonable and supportable information that which is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses provision for allowance’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it at other comprehensive income.

Loans as of September 30, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

	September 30, 2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	78,699,444	~~W~~	2,566,387	~~W~~	3,513	~~W~~	—	~~W~~	81,269,344
Grade 2		55,306,805		4,609,958		4,634		—		59,921,397
Grade 3		2,700,918		2,252,241		7,507		—		4,960,666
Grade 4		529,571		1,020,379		47,134		—		1,597,084
Grade 5		510,416		394,038		822,456		—		1,726,910

		137,747,154		10,843,003		885,244		—		149,475,401

Retail
Grade 1		141,336,518		3,507,872		6,334		—		144,850,724
Grade 2		6,399,894		4,572,917		23,194		—		10,996,005
Grade 3		2,004,165		1,388,445		11,948		—		3,404,558
Grade 4		566,142		359,672		12,127		—		937,941
Grade 5		6,780		588,552		569,083		—		1,164,415

		150,313,499		10,417,458		622,686		—		161,353,643

Credit card
Grade 1		7,882,646		94,647		—		—		7,977,293
Grade 2		5,514,969		726,309		—		—		6,241,278
Grade 3		1,539,300		1,355,982		—		—		2,895,282
Grade 4		13,289		145,887		—		—		159,176
Grade 5		828		144,993		457,565		—		603,386

		14,951,032		2,467,818		457,565		—		17,876,415

		303,011,685		23,728,279		1,965,495		—		328,705,459

Loans at fair value through other comprehensive income
Corporate
Grade 1		266,386		—		—		—		266,386
Grade 2		95,078		28,846		—		—		123,924
Grade 3		—		30,060		—		—		30,060
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		361,464		58,906		—		—		420,370

		361,464		58,906		—		—		420,370

	~~W~~	303,373,149	~~W~~	23,787,185	~~W~~	1,965,495	~~W~~	—	~~W~~	329,125,829

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	75,785,147	~~W~~	2,144,175	~~W~~	1,638	~~W~~	—	~~W~~	77,930,960
Grade 2		55,292,251		4,227,041		2,016		—		59,521,308
Grade 3		2,957,463		1,757,607		6,579		—		4,721,649
Grade 4		484,248		965,094		68,271		—		1,517,613
Grade 5		244,593		378,588		1,063,646		—		1,686,827

		134,763,702		9,472,505		1,142,150		—		145,378,357

Retail
Grade 1		133,946,705		4,411,122		9,180		—		138,367,007
Grade 2		7,819,152		7,497,880		17,767		—		15,334,799
Grade 3		1,718,104		1,559,980		6,694		—		3,284,778
Grade 4		706,797		421,800		13,318		—		1,141,915
Grade 5		14,110		447,064		489,196		—		950,370

		144,204,868		14,337,846		536,155		—		159,078,869

Credit card
Grade 1		8,411,723		176,312		—		—		8,588,035
Grade 2		4,449,617		587,254		—		—		5,036,871
Grade 3		1,460,344		1,228,087		—		—		2,688,431
Grade 4		6,004		467,012		—		—		473,016
Grade 5		112		148,149		419,444		—		567,705

		14,327,800		2,606,814		419,444		—		17,354,058

		293,296,370		26,417,165		2,097,749		—		321,811,284

Loans at fair value through other comprehensive income
Corporate
Grade 1		189,501		25,731		—		—		215,232
Grade 2		128,712		45,878		—		—		174,590
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		318,213		71,609		—		—		389,822

		318,213		71,609		—		—		389,822

	~~W~~	293,614,583	~~W~~	26,488,774	~~W~~	2,097,749	~~W~~	—	~~W~~	322,201,106

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	66,961,916	~~W~~	3,739,805	~~W~~	174,021	~~W~~	70,875,742
Deposits and savings		4,407,598		151,331		7,333		4,566,262
Property and equipment		9,276,104		557,901		63,872		9,897,877
Real estate		151,938,047		10,689,781		499,880		163,127,708

	~~W~~	232,583,665	~~W~~	15,138,818	~~W~~	745,106	~~W~~	248,467,589

(In millions of Korean won)	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	60,473,663	~~W~~	5,871,980	~~W~~	151,180	~~W~~	66,496,823
Deposits and savings		4,200,448		77,024		6,485		4,283,957
Property and equipment		8,644,719		616,318		54,492		9,315,529
Real estate		147,682,808		12,828,076		442,287		160,953,171

	~~W~~	221,001,638	~~W~~	19,393,398	~~W~~	654,444	~~W~~	241,049,480

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.2.5 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	24,018,800	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	24,018,800
Grade 2		152,678		—		—		—		152,678
Grade 3		43,506		—		—		—		43,506
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		24,214,984		—		—		—		24,214,984

Securities measured at fair value through other comprehensive income
Grade 1		38,522,382		—		—		—		38,522,382
Grade 2		2,814,085		—		—		—		2,814,085
Grade 3		12,757		—		—		—		12,757
Grade 4		31,741		—		—		—		31,741
Grade 5		—		—		1,509		—		1,509

		41,380,965		—		1,509		—		41,382,474

	~~W~~	65,595,949	~~W~~	—	~~W~~	1,509	~~W~~	—	~~W~~	65,597,458

(In millions of Korean won)

	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	23,524,120	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,524,120
Grade 2		120,546		—		—		—		120,546
Grade 3		18,572		—		—		—		18,572
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,663,238		—		—		—		23,663,238

Securities measured at fair value through other comprehensive income
Grade 1		32,498,155		—		—		—		32,498,155
Grade 2		2,740,053		—		—		—		2,740,053
Grade 3		—		—		—		—		—
Grade 4		2,510		—		—		—		2,510
Grade 5		—		—		2,916		—		2,916

		35,240,718		—		2,916		—		35,243,634

	~~W~~	58,903,956	~~W~~	—	~~W~~	2,916	~~W~~	—	~~W~~	58,906,872

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of September 30, 2019, and December 31, 2018, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of September 30, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

	September 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	18,128,701	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,128,701
Grade 2		188,154		—		—		—		188,154
Grade 3		700,357		—		—		—		700,357
Grade 4		10,904		—		—		—		10,904
Grade 5		5,309		—		—		—		5,309

	~~W~~	19,033,425	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,033,425

[1]	Before netting of allowance

(In millions of Korean won)

	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	16,374,868	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,374,868
Grade 2		213,903		—		—		—		213,903
Grade 3		608,314		—		—		—		608,314
Grade 4		19,531		—		—		—		19,531
Grade 5		1,691		—		—		—		1,691

	~~W~~	17,218,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,218,307

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of September 30, 2019 and December 31, 2018, are same as the credit qualities of securities, excluding equity securities.

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	160,901,900	~~W~~	142,720,443	~~W~~	17,871,228	~~W~~	321,493,571	97.53	~~W~~	(2,328,212)	~~W~~	319,165,359
Europe		—		959,169		—		959,169	0.29		(3,579)		955,590
China		—		3,363,399		2,644		3,366,043	1.02		(21,485)		3,344,558
Japan		108		661,236		57		661,401	0.20		(682)		660,719
United States		—		1,808,934		—		1,808,934	0.55		(13,276)		1,795,658
Others		451,635		899,434		2,486		1,353,555	0.41		(8,801)		1,344,754

	~~W~~	161,353,643	~~W~~	150,412,615	~~W~~	17,876,415	~~W~~	329,642,673	100.00	~~W~~	(2,376,035)	~~W~~	327,266,638

(In millions of Korean won)

	December 31, 2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	158,760,865	~~W~~	141,864,644	~~W~~	17,346,224	~~W~~	317,971,733	98.40	~~W~~	(2,574,236)	~~W~~	315,397,497
Europe		—		649,281		—		649,281	0.20		(512)		648,769
China		—		2,259,202		807		2,260,009	0.70		(20,570)		2,239,439
Japan		106		354,181		60		354,347	0.11		(1,900)		352,447
United States		—		997,321		6,967		1,004,288	0.31		(5,706)		998,582
Others		317,898		597,726		—		915,624	0.28		(6,757)		908,867

	~~W~~	159,078,869	~~W~~	146,722,355	~~W~~	17,354,058	~~W~~	323,155,282	100.00	~~W~~	(2,609,681)	~~W~~	320,545,601

[1]	The above is the Group’s loans at fair value through profit and loss, fair value through other comprehensive income and amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of the Group’s corporate loans by industry as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 31, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	13,666,052	9.09	~~W~~	(14,278)	~~W~~	13,651,774
Manufacturing		43,344,135	28.82		(418,022)		42,926,113
Service		62,352,193	41.45		(195,342)		62,156,851
Wholesale & Retail		18,283,484	12.16		(104,112)		18,179,372
Construction		3,858,274	2.57		(156,361)		3,701,913
Public sector		902,002	0.59		(2,030)		899,972
Others		8,006,475	5.32		(84,114)		7,922,361

	~~W~~	150,412,615	100.00	~~W~~	(974,259)	~~W~~	149,438,356

(In millions of Korean won)

	December 31, 2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	14,193,442	9.67	~~W~~	(45,473)	~~W~~	14,147,969
Manufacturing		42,672,986	29.08		(449,406)		42,223,580
Service		61,467,174	41.89		(270,846)		61,196,328
Wholesale & Retail		16,739,852	11.41		(102,197)		16,637,655
Construction		3,282,508	2.24		(291,211)		2,991,297
Public sector		873,281	0.60		(3,301)		869,980
Others		7,493,112	5.11		(93,409)		7,399,703

	~~W~~	146,722,355	100.00	~~W~~	(1,255,843)	~~W~~	145,466,512

Types of the Group’s retail and credit card loans as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 31, 2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	72,984,141	40.72	~~W~~	(30,237)	~~W~~	72,953,904
General		88,369,502	49.31		(645,840)		87,723,662
Credit card		17,876,415	9.97		(725,699)		17,150,716

	~~W~~	179,230,058	100.00	~~W~~	(1,401,776)	~~W~~	177,828,282

(In millions of Korean won)

	December 31, 2018
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	70,916,004	40.19	~~W~~	(29,369)	~~W~~	70,886,635
General		88,162,865	49.97		(613,528)		87,549,337
Credit card		17,354,058	9.84		(710,941)		16,643,117

	~~W~~	176,432,927	100.00	~~W~~	(1,353,838)	~~W~~	175,079,089

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

Details of the Group’s Credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	19,033,425	100.00	~~W~~	(3,405)	~~W~~	19,030,020

		19,033,425	100.00		(3,405)		19,030,020

Due from financial institutions at fair value through profit or loss
Banking and insurance		280,631	100.00		—		280,631

		280,631	100.00		—		280,631

Securities measured at fair value through profit or loss
Government and government funded institutions		11,765,906	23.73		—		11,765,906
Banking and insurance		31,803,674	64.12		—		31,803,674
Others		6,028,629	12.15		—		6,028,629

		49,598,209	100.00		—		49,598,209

Derivatives
Government and government funded institutions		31,641	0.78		—		31,641
Banking and insurance		3,803,922	93.86		—		3,803,922
Others		217,094	5.36		—		217,094

		4,052,657	100.00		—		4,052,657

Securities measured at fair value through other comprehensive income
Government and government funded institutions		15,526,897	37.52		—		15,526,897
Banking and insurance		20,561,408	49.69		—		20,561,408
Others		5,294,169	12.79		—		5,294,169

		41,382,474	100.00		—		41,382,474

Securities at amortized cost
Government and government funded institutions		10,505,359	43.39		(40)		10,505,319
Banking and insurance		11,723,586	48.41		(1,387)		11,722,199
Others		1,986,039	8.20		(310)		1,985,729

		24,214,984	100.00		(1,737)		24,213,247

	~~W~~	138,562,380		~~W~~	(5,142)	~~W~~	138,557,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	17,218,307	100.00	~~W~~	(2,019)	~~W~~	17,216,288

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Banking and insurance		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Government and government funded institutions		14,354,157	29.73		—		14,354,157
Banking and insurance		27,273,372	56.48		—		27,273,372
Others		6,657,953	13.79		—		6,657,953

		48,285,482	100.00		—		48,285,482

Derivatives
Government and government funded institutions		39,290	1.94		—		39,290
Banking and insurance		1,849,078	91.27		—		1,849,078
Others		137,594	6.79		—		137,594

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Government and government funded institutions		9,504,156	26.97		—		9,504,156
Banking and insurance		21,210,983	60.18		—		21,210,983
Others		4,528,495	12.85		—		4,528,495

		35,243,634	100.00		—		35,243,634

Securities at amortized cost
Government and government funded institutions		10,321,667	43.62		(25)		10,321,642
Banking and insurance		11,424,418	48.28		(1,399)		11,423,019
Others		1,917,153	8.10		(292)		1,916,861

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Credit risk concentrations of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	15,394,751	80.89	~~W~~	(598)	~~W~~	15,394,153
United States		548,676	2.88		(21)		548,655
Others		3,089,998	16.23		(2,786)		3,087,212

		19,033,425	100.00		(3,405)		19,030,020

Due from financial institutions at fair value through profit or loss
Korea		280,631	100.00		—		280,631

		280,631	100.00		—		280,631

Securities measured at fair value through profit or loss
Korea		44,539,133	89.80		—		44,539,133
United States		2,016,437	4.07		—		2,016,437
Others		3,042,639	6.13		—		3,042,639

		49,598,209	100.00		—		49,598,209

Derivatives
Korea		2,363,083	58.31		—		2,363,083
United States		519,075	12.81		—		519,075
France		497,033	12.26		—		497,033
Others		673,466	16.62		—		673,466

		4,052,657	100.00		—		4,052,657

Securities measured at fair value through other comprehensive income
Korea		38,879,278	93.95		—		38,879,278
United States		673,220	1.63		—		673,220
Others		1,829,976	4.42		—		1,829,976

		41,382,474	100.00		—		41,382,474

Securities at amortized cost
Korea		21,404,054	88.40		(1,004)		21,403,050
United States		1,359,267	5.61		(237)		1,359,030
Others		1,451,663	5.99		(496)		1,451,167

		24,214,984	100.00		(1,737)		24,213,247

	~~W~~	138,562,380		~~W~~	(5,142)	~~W~~	138,557,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,497,329	78.39	~~W~~	(338)	~~W~~	13,496,991
United States		826,660	4.80		(16)		826,644
Others		2,894,318	16.81		(1,665)		2,892,653

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Korea		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Korea		43,697,736	90.50		—		43,697,736
United States		1,813,902	3.76		—		1,813,902
Others		2,773,844	5.74		—		2,773,844

		48,285,482	100.00		—		48,285,482

Derivatives
Korea		1,024,392	50.56		—		1,024,392
United States		316,482	15.62		—		316,482
France		237,080	11.70		—		237,080
Singapore		109,101	5.39		—		109,101
Japan		97,351	4.81		—		97,351
Others		241,556	11.92		—		241,556

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Korea		33,156,041	94.08		—		33,156,041
United States		1,100,199	3.12		—		1,100,199
Others		987,394	2.80		—		987,394

		35,243,634	100.00		—		35,243,634

Securities at amortized cost
Korea		21,175,749	89.49		(1,136)		21,174,613
United States		1,252,426	5.29		(216)		1,252,210
Others		1,235,063	5.22		(364)		1,234,699

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that are linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	4,769,161	~~W~~	1,165,618	~~W~~	285,098	~~W~~	1,571,798	~~W~~	38,758	~~W~~	—	~~W~~	7,830,433
Financial assets at fair value through profit or loss		50,279,877		942,402		179,379		350,953		216,172		1,168,549		53,137,332
Derivatives held for trading[2]		3,855,024		—		—		—		—		—		3,855,024
Derivatives held for fair value hedging[3]		—		14,001		(4,396)		43,425		35,930		53,567		142,527
Loans at amortized cost		2,990,225		30,088,422		28,779,474		121,359,842		91,384,940		98,851,226		373,454,129
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		1,977,176		532,591		1,127,844		7,652,262		31,056,165		3,930,132		46,276,170
Securities at amortized cost		—		1,243,140		1,549,485		5,843,025		6,627,519		15,675,952		30,939,121
Other financial assets		74,722		10,921,537		179,107		1,407,539		33,547		30,683		12,647,135

	~~W~~	63,946,185	~~W~~	44,907,711	~~W~~	32,095,991	~~W~~	138,228,844	~~W~~	129,393,031	~~W~~	119,710,109	~~W~~	528,281,871

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	September 30, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	3,451,003	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,451,003
Financial liabilities designated at fair value through profit or loss[2]		13,954,823		—		—		—		—		—		13,954,823
Derivatives held for trading[2]		4,012,314		—		—		—		—		—		4,012,314
Derivatives held for fair value hedging[3]		(1,060)		(18,904)		(66,365)		(51,247)		(20,761)		149		(158,188)
Deposits[5]		132,201,696		16,872,569		32,697,301		98,238,865		10,319,554		2,575,486		292,905,471
Debts		5,876,870		10,117,231		3,363,496		7,827,528		4,908,034		1,829,380		33,922,539
Lease liabilities		23,311		1,959,453		4,528,250		10,906,171		32,471,345		3,544,715		53,433,245
Debentures		—		18,697		47,640		127,352		316,918		95,176		605,783
Other financial liabilities		69,239		24,224,427		249,351		187,708		649,891		114,012		25,494,628

	~~W~~	159,588,196	~~W~~	53,173,473	~~W~~	40,819,673	~~W~~	117,236,377	~~W~~	48,644,981	~~W~~	8,158,918	~~W~~	427,621,618

Off- balance sheet items
Commitments[6]	~~W~~	145,400,096	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	145,400,096
Financial guarantee contract[7]		3,394,586		—		—		—		—		—		3,394,586

	~~W~~	148,794,682	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	148,794,682

[1]	The amounts of ~~W~~ 14,232,240 million, which is restricted due from the financial institutions as of September 30, 2019, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,636,123	~~W~~	1,481,598	~~W~~	242,353	~~W~~	538,579	~~W~~	81,646	~~W~~	—	~~W~~	7,980,299
Financial assets at fair value through profit or loss		50,139,812		672,326		162,459		254,632		215,436		1,113,694		52,558,359
Derivatives held for trading[2]		1,915,532		—		—		—		—		—		1,915,532
Derivatives held for fair value hedging[3]		—		4,344		1,724		17,948		21,367		40,830		86,213
Loans at amortized cost		3,180,412		27,520,126		32,374,297		116,479,553		84,600,284		102,789,366		366,944,038
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,117,560		1,812,270		2,694,083		11,210,903		18,626,405		2,728,392		39,189,613
Securities at amortized cost		—		1,245,353		1,483,667		4,412,816		8,932,468		14,380,433		30,454,737
Other financial assets		89,890		5,454,381		160,182		1,488,164		53,425		37,841		7,283,883

	~~W~~	63,079,329	~~W~~	38,190,398	~~W~~	37,118,765	~~W~~	134,402,595	~~W~~	112,531,031	~~W~~	121,090,556	~~W~~	506,412,674

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss[2]		12,503,039		—		—		—		—		—		12,503,039
Derivatives held for trading[2]		2,724,994		—		—		—		—		—		2,724,994
Derivatives held for fair value hedging[3]		—		(2,403)		(8,231)		(37,851)		13,831		31		(34,623)
Deposits[5]		126,781,682		16,852,129		28,053,517		95,568,339		11,284,243		2,608,630		281,148,540
Debts		5,909,297		10,355,022		3,975,372		7,205,116		4,714,743		1,249,785		33,409,335
Debentures		30,160		1,699,165		5,875,093		13,471,021		32,474,579		2,489,146		56,039,164
Other financial liabilities		91,381		15,943,018		170,851		275,135		581,537		65,721		17,127,643

	~~W~~	150,864,373	~~W~~	44,846,931	~~W~~	38,066,602	~~W~~	116,481,760	~~W~~	49,068,933	~~W~~	6,413,313	~~W~~	405,741,912

Off- balance sheet items
Commitments[6]	~~W~~	138,590,372	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	138,590,372
Financial guarantee contract[7]		3,626,532		—		—		—		—		—		3,626,532

	~~W~~	142,216,904	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	142,216,904

[1]	The amounts of ~~W~~ 12,394,461 million, which is restricted due from the financial institutions as of December 31, 2018, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	September 30, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(361)	~~W~~	(486)	~~W~~	(3,094)	~~W~~	(5,147)	~~W~~	4,716	~~W~~	(4,372)
Cash flow to be received of gross-settled derivatives		39,402		12,117		704,566		2,149,982		—		2,906,067
Cash flow to be paid of gross-settled derivatives		(44,711)		(15,345)		(723,637)		(2,238,740)		—		(3,022,433)

(In millions of Korean won)
	December 31, 2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(172)	~~W~~	1,999	~~W~~	2,743	~~W~~	1,949	~~W~~	(66)	~~W~~	6,453
Cash flow to be received of gross-settled derivatives		47,526		129,826		286,219		2,116,253		—		2,579,824
Cash flow to be paid of gross-settled derivatives		(50,281)		(137,834)		(286,165)		(2,151,808)		—		(2,626,088)

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The ALM Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the ALM Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

Banking Business	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial information by business segment for the nine-month period ended September 30, 2019, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	1,692,537	~~W~~	2,268,104	~~W~~	1,197,376	~~W~~	5,158,017	~~W~~	877,275	~~W~~	1,034,310	~~W~~	1,099,374	~~W~~	94,286	~~W~~	370,919	~~W~~	—	~~W~~	8,634,181
Intra-segment operating revenues(expenses)		225,800		—		114,120		339,920		(44,351)		(95,804)		(165,049)		(23,460)		166,112		(177,368)		—

	~~W~~	1,918,337	~~W~~	2,268,104	~~W~~	1,311,496	~~W~~	5,497,937	~~W~~	832,924	~~W~~	938,506	~~W~~	934,325	~~W~~	70,826	~~W~~	537,031	~~W~~	(177,368)	~~W~~	8,634,181

Net interest income	~~W~~	2,125,472	~~W~~	2,374,977	~~W~~	246,961	~~W~~	4,747,410	~~W~~	400,712	~~W~~	464,849	~~W~~	915,118	~~W~~	121,466	~~W~~	218,914	~~W~~	118	~~W~~	6,868,587
Interest income		3,483,104		3,687,218		950,914		8,121,236		638,571		465,932		1,176,057		121,487		511,141		(22,438)		11,011,986
Interest expense		(1,357,632)		(1,312,241)		(703,953)		(3,373,826)		(237,859)		(1,083)		(260,939)		(21)		(292,227)		22,556		(4,143,399)
Net fee and commission income (expenses)		260,915		369,260		216,563		846,738		426,310		(114,408)		173,159		(12,840)		395,256		2,279		1,716,494
Fee and commission income		338,845		441,065		321,967		1,101,877		498,337		7,418		1,025,083		167		449,242		(237,719)		2,844,405
Fee and commission expense		(77,930)		(71,805)		(105,404)		(255,139)		(72,027)		(121,826)		(851,924)		(13,007)		(53,986)		239,998		(1,127,911)
Net insurance income (expenses)		—		—		—		—		—		380,152		11,979		(82,740)		—		(8,944)		300,447
Insurance income		—		—		—		—		—		8,492,501		22,707		709,135		—		(21,429)		9,202,914
Insurance expenses		—		—		—		—		—		(8,112,349)		(10,728)		(791,875)		—		12,485		(8,902,467)
Net gains (losses) on financial instruments at fair value through profit or loss		14,564		—		414,959		429,523		(148,050)		194,978		296		47,375		71,316		(161,677)		433,761
Net other operating income (expense)		(482,614)		(476,133)		433,013		(525,734)		153,952		12,935		(166,227)		(2,435)		(148,455)		(9,144)		(685,108)
General and administrative expenses		(859,243)		(1,357,821)		(503,918)		(2,720,982)		(556,416)		(644,204)		(305,956)		(49,046)		(256,012)		75,920		(4,456,696)
Operating profit before Provision for credit losses		1,059,094		910,283		807,578		2,776,955		276,508		294,302		628,369		21,780		281,019		(101,448)		4,177,485
Provision (reversal) for credit losses		110,118		(165,588)		(134)		(55,604)		(10,023)		15,104		(324,858)		2,423		(87,008)		78		(459,888)
Net operating income		1,169,212		744,695		807,444		2,721,351		266,485		309,406		303,511		24,203		194,011		(101,370)		3,717,597
Share of profit of associates and joint ventures		—		—		(5,241)		(5,241)		2,467		(11)		695		—		3,380		4,633		5,923
Net other non-operating income (expense)		(11)		—		8,337		8,326		40,985		14,161		(4,980)		146		24,769		(22,032)		61,375
Segment profits before income tax		1,169,201		744,695		810,540		2,724,436		309,937		323,556		299,226		24,349		222,160		(118,769)		3,784,895
Income tax expense		(323,457)		(204,791)		(189,467)		(717,715)		(85,195)		(89,364)		(48,203)		(6,149)		(67,430)		7,243		(1,006,813)
Profit for the period		845,744		539,904		621,073		2,006,721		224,742		234,192		251,023		18,200		154,730		(111,526)		2,778,082
Profit attributable to shareholders of the Parent Company		845,744		539,904		621,073		2,006,721		224,730		233,908		250,999		18,200		153,179		(110,609)		2,777,128
Profit attributable to non-controlling interests		—		—		—		—		12		284		24		—		1,551		(917)		954
Total assets[1]		136,237,420		142,522,582		99,235,970		377,995,972		45,976,920		36,641,473		22,509,794		10,038,720		41,208,872		(28,176,412)		506,195,339
Total liabilities[1]		130,941,471		156,009,460		62,438,539		349,389,470		41,299,664		32,690,113		18,516,486		9,412,885		17,617,734		(1,471,316)		467,455,036

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial information by business segment for the nine-month period ended September 30, 2018, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	1,705,381	~~W~~	2,265,414	~~W~~	1,009,430	~~W~~	4,980,225	~~W~~	842,994	~~W~~	989,043	~~W~~	1,133,316	~~W~~	87,205	~~W~~	348,597	~~W~~	—	~~W~~	8,381,380
Intra-segment operating revenues (expenses)		80,877		—		128,243		209,120		(13,436)		(21,145)		(162,951)		(19,574)		140,329		(132,343)		—

	~~W~~	1,786,258	~~W~~	2,265,414	~~W~~	1,137,673	~~W~~	5,189,345	~~W~~	829,558	~~W~~	967,898	~~W~~	970,365	~~W~~	67,631	~~W~~	488,926	~~W~~	(132,343)	~~W~~	8,381,380

Net interest income	~~W~~	2,030,937	~~W~~	2,179,953	~~W~~	301,331	~~W~~	4,512,221	~~W~~	396,632	~~W~~	457,576	~~W~~	866,409	~~W~~	139,779	~~W~~	218,140	~~W~~	697	~~W~~	6,591,454
Interest income		3,104,210		3,336,636		892,698		7,333,544		594,528		457,818		1,089,686		139,792		476,537		(18,828)		10,073,077
Interest expense		(1,073,273)		(1,156,683)		(591,367)		(2,821,323)		(197,896)		(242)		(223,277)		(13)		(258,397)		19,525		(3,481,623)
Net fee and commission income (expenses)		212,443		416,056		275,084		903,583		505,692		(107,272)		171,278		(9,621)		278,375		5,642		1,747,677
Fee and commission income		274,714		472,642		359,482		1,106,838		584,934		1,184		1,035,639		178		320,983		(228,187)		2,821,569
Fee and commission expense		(62,271)		(56,586)		(84,398)		(203,255)		(79,242)		(108,456)		(864,361)		(9,799)		(42,608)		233,829		(1,073,892)
Net insurance income (expenses)		—		—		—		—		—		534,557		13,994		(106,208)		—		1,369		443,712
Insurance income		—		—		—		—		—		8,037,498		24,588		887,500		—		(21,344)		8,928,242
Insurance expenses		—		—		—		—		—		(7,502,941)		(10,594)		(993,708)		—		22,713		(8,484,530)
Net gains (losses) on financial instruments at fair value through profit or loss		23,010		—		296,471		319,481		(107,122)		149,988		9,446		51,196		52,389		(76,483)		398,895
Net other operating income (expense)		(480,132)		(330,595)		264,787		(545,940)		34,356		(66,951)		(90,762)		(7,515)		(59,978)		(63,568)		(800,358)
General and administrative expenses		(723,612)		(1,321,025)		(448,010)		(2,492,647)		(542,614)		(590,700)		(294,351)		(47,099)		(212,555)		105,695		(4,074,271)
Operating profit before Provision for credit losses		1,062,646		944,389		689,663		2,696,698		286,944		377,198		676,014		20,532		276,371		(26,648)		4,307,109
Provision (reversal) for credit losses		127,657		(136,901)		7,747		(1,497)		(713)		(11,476)		(320,735)		543		(94,082)		199		(427,761)
Net operating income		1,190,303		807,488		697,410		2,695,201		286,231		365,722		355,279		21,075		182,289		(26,449)		3,879,348
Share of profit of associates and joint ventures		—		—		30,785		30,785		(58)		(6)		(650)		—		305		(12,218)		18,158
Net other non-operating income (expense)		(181)		—		106,463		106,282		9,173		5,587		(19,594)		(969)		639		(23,226)		77,892
Segment profits before income tax		1,190,122		807,488		834,658		2,832,268		295,346		371,303		335,035		20,106		183,233		(61,893)		3,975,398
Income tax expense		(325,439)		(222,059)		(205,519)		(753,017)		(84,184)		(110,220)		(89,516)		(6,661)		(66,554)		3,913		(1,106,239)
Profit for the period		864,683		585,429		629,139		2,079,251		211,162		261,083		245,519		13,445		116,679		(57,980)		2,869,159
Profit attributable to shareholders of the Parent Company		864,683		585,429		629,139		2,079,251		211,155		260,899		245,532		13,445		116,115		(57,645)		2,868,752
Profit attributable to non-controlling interests		—		—		—		—		7		184		(13)		—		564		(335)		407
Total assets[1]		131,303,734		140,814,393		84,841,131		356,959,258		45,086,292		34,785,551		20,528,951		9,680,379		40,399,287		(27,851,420)		479,588,298
Total liabilities[1]		123,880,329		152,173,062		54,238,001		330,291,392		40,613,424		31,289,705		16,570,282		9,128,148		17,441,868		(1,459,548)		443,875,271

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019		2018
Banking service	~~W~~	5,158,017	~~W~~	4,980,225
Securities service		877,275		842,994
Non-life Insurance service		1,034,310		989,043
Credit card service		1,099,374		1,133,316
Life insurance service		94,286		87,205
Other service		370,919		348,597

	~~W~~	8,634,181	~~W~~	8,381,380

5.2.2 Geographical information

Geographical operating revenues from external customers for the nine-month periods ended September 30, 2019 and 2018, and major non-current assets as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	Revenues from external customers				Major non-current assets
	2019		2018		September 30, 2019		December 31, 2018
Domestic	~~W~~	8,440,418	~~W~~	8,240,029	~~W~~	9,150,617	~~W~~	8,114,196
United States		38,982		34,890		395,565		370,252
New Zealand		5,140		4,551		1,544		72
China		78,401		71,892		16,249		5,454
Cambodia		14,406		6,955		5,384		3,733
United Kingdom		6,660		6,274		2,041		537
Others		50,174		16,789		571,729		584,466
Intra-group adjustment		—		—		65,646		69,011

	~~W~~	8,634,181	~~W~~	8,381,380	~~W~~	10,208,775	~~W~~	9,147,721

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	22,004,583	~~W~~	21,996,793
Financial assets at fair value through profit or loss		51,763,016		51,763,016
Due from financial institutions		280,631		280,631
Debt securities		49,598,209		49,598,209
Equity securities		1,278,886		1,278,886
Loans		516,844		516,844
Others		88,446		88,446
Derivatives held for trading		3,855,024		3,855,024
Derivatives held for hedging		197,633		197,633
Loans at amortized cost		326,329,424		327,767,374
Financial assets measured at fair value through other comprehensive income		44,209,206		44,209,206
Debt securities		41,382,474		41,382,474
Equity securities		2,406,362		2,406,362
Loans		420,370		420,370
Securities at amortized cost		24,213,247		25,913,288
Others		13,551,731		13,551,731

	~~W~~	486,123,864	~~W~~	489,254,065

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,451,003	~~W~~	3,451,003
Financial liabilities designated at fair value through profit or loss		13,954,823		13,954,823
Derivatives held for trading		4,012,314		4,012,314
Derivatives held for hedging		282,256		282,256
Deposits		288,636,704		289,295,543
Debts		33,555,835		33,595,251
Debentures		50,565,628		51,302,219
Other financial liabilities		29,026,589		29,026,589

	~~W~~	423,485,152	~~W~~	424,919,998

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,274,490	~~W~~	20,271,261
Financial assets at fair value through profit or loss		50,987,847		50,987,847
Due from financial institutions		381,719		381,719
Debt securities		48,285,482		48,285,482
Equity securities		1,287,662		1,287,662
Loans		954,176		954,176
Others		78,808		78,808
Derivatives held for trading		1,915,532		1,915,532
Derivatives held for hedging		110,430		110,430
Loans at amortized cost		319,201,603		320,003,844
Financial assets measured at fair value through other comprehensive income		38,003,572		38,003,572
Debt securities		35,243,634		35,243,634
Equity securities		2,370,116		2,370,116
Loans		389,822		389,822
Securities at amortized cost		23,661,522		24,159,137
Others		8,133,556		8,133,556

	~~W~~	462,288,552	~~W~~	463,585,179

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		12,503,039		12,503,039
Derivatives held for trading		2,724,994		2,724,994
Derivatives held for hedging		176,253		176,253
Deposits		276,770,449		277,423,194
Debts		33,004,834		33,028,205
Debentures		53,278,697		53,771,564
Other financial liabilities		19,828,307		19,833,885

	~~W~~	401,110,393	~~W~~	402,284,954

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	228,658	~~W~~	51,973	~~W~~	280,631
Debt securities		9,598,085		31,206,220		8,793,904		49,598,209
Equity securities		587,531		248,829		442,526		1,278,886
Loans		—		238,355		278,489		516,844
Others		88,446		—		—		88,446

		10,274,062		31,922,062		9,566,892		51,763,016

Derivatives held for trading		77,661		3,541,016		236,347		3,855,024
Derivatives held for hedging		—		197,633		—		197,633
Financial assets measured at fair value through other comprehensive income
Debt securities		13,283,864		28,098,610		—		41,382,474
Equity securities		860,783		66,032		1,479,547		2,406,362
Loans		—		420,370		—		420,370

		14,144,647		28,585,012		1,479,547		44,209,206

	~~W~~	24,496,370	~~W~~	64,245,723	~~W~~	11,282,786	~~W~~	100,024,879

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,451,003	~~W~~	—	~~W~~	—	~~W~~	3,451,003
Financial liabilities designated at fair value through profit or loss		169		1,416,529		12,538,125		13,954,823
Derivatives held for trading		288,466		3,569,842		154,006		4,012,314
Derivatives held for hedging		—		282,256		—		282,256

	~~W~~	3,739,638	~~W~~	5,268,627	~~W~~	12,692,131	~~W~~	21,700,396

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	332,976	~~W~~	48,743	~~W~~	381,719
Debt securities		11,312,317		29,879,850		7,093,315		48,285,482
Equity securities		737,808		178,309		371,545		1,287,662
Loans		—		740,973		213,203		954,176
Others		78,808		—		—		78,808

		12,128,933		31,132,108		7,726,806		50,987,847

Derivatives held for trading		67,436		1,737,033		111,063		1,915,532
Derivatives held for hedging		—		110,430		—		110,430
Financial assets measured at fair value through other comprehensive income
Debt securities		9,542,948		25,700,686		—		35,243,634
Equity securities		971,367		66,031		1,332,718		2,370,116
Loans		—		389,822		—		389,822

		10,514,315		26,156,539		1,332,718		38,003,572

	~~W~~	22,710,684	~~W~~	59,136,110	~~W~~	9,170,587	~~W~~	91,017,381

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		126		1,629,530		10,873,383		12,503,039
Derivatives held for trading		479,264		1,834,536		411,194		2,724,994
Derivatives held for hedging		—		176,253		—		176,253

	~~W~~	3,303,210	~~W~~	3,640,319	~~W~~	11,284,577	~~W~~	18,228,106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	228,658	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		31,206,220	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		248,829	DCF Model	Interest rate, Discount rate and others
Loans		238,355	DCF Model	Interest rate, Discount rate and others

		31,922,062

Derivatives held for trading		3,541,016	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		197,633	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		28,098,610	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,032	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		420,370	DCF Model, Option model	Discount rate, Underlying asset, Volatility

		28,585,012

	~~W~~	64,245,723

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,416,529	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		3,569,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Option model and others	Discount rate, Price of Underlying asset, Volatility, Foreign exchange rate, Credit Spread, Stock price, Correlation coefficient, Dividend rate, Probability of Default and others
Derivatives held for hedging		282,256	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	5,268,627

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	332,976	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		29,879,850	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		178,309	DCF Model	Interest rate, Discount rate and others
Loans		740,973	DCF Model	Interest rate, Discount rate and others
		31,132,108
Derivatives held for trading		1,737,033	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		110,430	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		25,700,686	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		389,822	DCF Model	Discount rate

		26,156,539

	~~W~~	59,136,110

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,629,530	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		1,834,536	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		176,253	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,640,319

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,209,134	~~W~~	14,347,356	~~W~~	4,440,303	~~W~~	21,996,793
Loans at amortized cost		—		430,728		327,336,646		327,767,374
Securities at amortized cost		10,008,458		15,901,694		3,136		25,913,288
Other financial assets[2]		—		—		13,551,731		13,551,731

	~~W~~	13,217,592	~~W~~	30,679,778	~~W~~	345,331,816	~~W~~	389,229,186

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	132,664,459	~~W~~	156,631,084	~~W~~	289,295,543
Debts[3]		—		884,887		32,710,364		33,595,251
Debentures		—		46,561,793		4,740,426		51,302,219
Other financial liabilities[2]		—		—		29,026,589		29,026,589

	~~W~~	—	~~W~~	180,111,139	~~W~~	223,108,463	~~W~~	403,219,602

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of September 30, 2019.
[3]	Debts of ~~W~~ 6,646 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of September 30, 2019.

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,338,863	~~W~~	14,632,352	~~W~~	2,300,046	~~W~~	20,271,261
Loans at amortized cost		—		493,773		319,510,071		320,003,844
Securities at amortized cost		8,629,708		15,529,429		—		24,159,137
Other financial assets[2]		—		—		8,133,556		8,133,556

	~~W~~	11,968,571	~~W~~	30,655,554	~~W~~	329,943,673	~~W~~	372,567,798

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	127,265,703	~~W~~	150,157,491	~~W~~	277,423,194
Debts[3]		—		1,114,900		31,913,305		33,028,205
Debentures		—		48,680,196		5,091,368		53,771,564
Other financial liabilities[4]		—		—		19,833,885		19,833,885

	~~W~~	—	~~W~~	177,060,799	~~W~~	206,996,049	~~W~~	384,056,848

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~ 8,133,556 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[3]	Debts of ~~W~~ 38,403 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[4]	Other financial liabilities of ~~W~~ 19,250,252 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	430,728	DCF Model	Discount rate
Securities at amortized cost		15,901,694	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		878,241	DCF Model	Discount rate
Debentures		46,561,793	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	493,773	DCF Model	Discount rate
Securities at amortized cost		15,529,429	DCF Model	Discount rate
Financial liabilities
Debts		1,076,497	DCF Model	Discount rate
Debentures		48,680,196	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	4,440,303	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		327,336,646	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,136	DCF Model	Interest rates

	~~W~~	331,780,085

Financial liabilities
Deposits	~~W~~	156,631,084	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		32,710,364	DCF Model	Other spread, Interest rates
Debentures		4,740,426	DCF Model	Other spread, Interest rates

	~~W~~	194,081,874

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,300,046	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		319,510,071	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

	~~W~~	321,810,117

Financial liabilities
Deposits	~~W~~	150,157,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		31,913,305	DCF Model	Other spread, Interest rates
Debentures		5,091,368	DCF Model	Other spread, Interest rates

		583,633	DCF Model	Other spread, Interest rates

	~~W~~	187,745,797

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses an external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)	~~W~~	—
Total gains or losses
- Profit or loss		1,732		121,934		8,705		—		(1,239,928)		581,732		—
- Other comprehensive income		1,498		90,987		—		103,646		(22,474)		—		—
Purchases		—		2,828,491		154,005		43,920		—		—		—
Sales		—		(1,205,425)		(97,424)		(737)		—		(146,993)		—
Issues		—		—		—		—		(9,444,310)		(51,286)		—
Settlements		—		—		—		—		9,041,970		(981)		—
Transfers into Level 3[1]		—		7,468		—		—		—		—		—
Transfers out of Level 3[1]		—		(71,885)		—		—		—		—		—

Ending	~~W~~	51,973	~~W~~	9,236,430	~~W~~	278,489	~~W~~	1,479,547	~~W~~	(12,538,125)	~~W~~	82,341	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	48,243	~~W~~	6,106,716	~~W~~	133,309	~~W~~	1,187,217	~~W~~	(8,687,892)	~~W~~	96,354	~~W~~	705
Total gains or losses
- Profit or loss		854		177,953		2,580		—		(208,325)		(63,197)		(116)
- Other comprehensive income		138		28,690		—		73,782		(10,404)		—		—
Purchases		—		2,311,997		94,600		73,566		—		8,272		—
Sales		—		(1,378,432)		(60,137)		(60,480)		—		(86,335)		—
Issues		—		—		—		—		(8,438,825)		(65,711)		—
Settlements		—		—		—		—		6,826,740		4,183		(589)
Transfers into Level 3[1]		—		(1,264)		—		—		—		(3,012)		—
Transfers out of Level 3[1]		—		(23,714)		—		—		—		—		—

Ending	~~W~~	49,235	~~W~~	7,221,946	~~W~~	170,352	~~W~~	1,274,085	~~W~~	(10,518,706)	~~W~~	(109,446)	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Restated based on Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the nine-month periods ended September 30, 2019 and 2018, are as follows:

	2019						2018
	Gains (losses) from financial instruments at fair value through profit or loss		Other operating incomes (losses)		Net interest income		Gains (losses) from financial instruments at fair value through profit or loss		Other operating incomes (losses)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(531,192)	~~W~~	5,345	~~W~~	22	~~W~~	(90,435)	~~W~~	(244)	~~W~~	428
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(202,993)		3,694		—		32,523		(129)		428

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	51,973	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	24.06 ~ 83.70	The higher the volatility, the higher the fair value fluctuation
				Correlation	12.40 ~ 43.30	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Discount rate	0.83 ~ 10.40	The lower the discount rate, the higher the fair value
				Growth rate	-0.32 ~ 2.20	The higher the growth rate, the higher the fair value
Debt securities		8,793,904	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-0.32 ~ 2.20	The higher the growth rate, the higher the fair value
				Volatility of underlying assets	3.95 ~ 83.70	The higher the volatility, the higher the fair value change
				Discount rate	0.83 ~ 53.75	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying asset	11.26 ~ 92.74	The higher the correlation coefficient, the higher the fair value change.
				Fluctuation rate of real estate sale price	0.00	The higher the sale price, the higher the fair value
				Volatility of real estate price	-1.00 ~ 1.00	The higher the price of real estate, the higher the fair value
Equity securities		442,526

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others

				Growth rate	-0.32 ~ 2.20	The higher the growth rate, the higher the fair value
				Discount rate	0.83 ~ 21.96	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Volatility	9.60 ~ 83.70	The higher the volatility, the higher the fair value fluctuation
				Correlation	12.40 ~ 43.30	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Loans		278,489	Tree Model, DCF Model	Stock price, Volatility of the stock price	13.36 ~ 31.48	The higher the volatility, the higher the fair value fluctuation
				Discount rate	10.65	The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index		165,639	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	9.75 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	11.19 ~ 89.29	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		70,708	DCF Model, Hull-White Model	Volatility	2.00 ~ 59.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-48.79 ~ 89.95	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,479,547	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value
				Discount rate	3.13 ~ 16.57	The lower the discount rate, the higher the fair value
				Volatility	17.85 ~ 27.20	The higher the volatility, the higher the fair value fluctuation

	~~W~~	11,282,786

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	12,538,125	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 63.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.18 ~ 89.95	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		51,973	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	14.00 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.05 ~ 89.29	The higher the absolute value of correlation, the higher the fair value fluctuation
Others		102,033	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	2.00 ~ 63.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	15.99	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.67	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.82 ~ 1.98	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	-48.79 ~ 89.95	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	12,692,131

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	48,743	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	11.25~31.28	The higher the volatility, the higher the fair value fluctuation
				Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Discount rate	1.19~11.30	The lower the discount rate, the higher the fair value
				Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
Debt securities		7,093,315	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
				Fluctuation rate of real estate sale price	11.25~41.00	The higher the sale price, the higher the fair value
				Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
				Discount rate	1.95~11.30	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying asset	8.79~88.46	The higher the absolute value of correlation, the higher the fair value fluctuation
Equity securities		371,545

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others

				Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	1.19~21.96	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
				Volatility	11.25~39.94	The higher the volatility, the higher the fair value fluctuation
				Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40	The higher the recovery rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Loans		213,203	Tree Model	Volatility of the stock price	13.11~49.28	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		50,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	14.00~50.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	8.74~68.77	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		60,239	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value
				Volatility	1.00~36.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-46.89~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,332,718	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	7.05~16.30	The lower the discount rate, the higher the fair value
				Volatility	17.62~25.14	The higher the volatility, the higher the fair value fluctuation

	~~W~~	9,170,587

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	10,873,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Derivatives held for trading
Stock and index		240,817	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00~54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.27~70.17	The higher the absolute value of correlation, the higher the fair value fluctuation
Others		170,377	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	20.85	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.69	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.19~2.26	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	11,284,577

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities, equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	September 30, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	2	~~W~~	(3)	~~W~~	6	~~W~~	(6)
Debt securities [4]		20,483		(13,202)		1,908		(1,886)
Equity securities [3]		24,556		(7,214)		1,088		(832)
Loans		7,047		(4,792)		—		—
Derivatives held for trading [2]		46,988		(51,054)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		244,287		(119,484)

	~~W~~	99,076	~~W~~	(76,265)	~~W~~	247,289	~~W~~	(122,208)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	103,767	~~W~~	(101,722)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		40,683		(38,883)		—		—

	~~W~~	144,450	~~W~~	(140,605)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	4	~~W~~	(2)	~~W~~	32	~~W~~	(47)
Debt securities [4]		20,261		(17,885)		2,183		(2,097)
Equity securities [3]		14,241		(10,162)		848		(656)
Loans		129		(46)		—		—
Derivatives held for trading [2]		27,639		(26,155)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		162,563		(86,094)

	~~W~~	62,274	~~W~~	(54,250)	~~W~~	165,626	~~W~~	(88,894)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	146,135	~~W~~	(157,361)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		112,827		(105,875)		—		—

	~~W~~	258,962	~~W~~	(263,236)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate, or liquidation value (-1~1%) and discount rate.

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Balance at the beginning of the period	~~W~~	62,155	~~W~~	22,814
New transactions and others		133,891		103,599
Changes during the period		(121,982)		(70,046)

Balance at the end of the period	~~W~~	74,064	~~W~~	56,367

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	Financial instruments at fair value through profit or loss						Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	22,004,583	~~W~~	—	~~W~~	22,004,583
Financial assets at fair value through profit or loss		51,763,016		—		—		—		—		51,763,016
Derivatives		3,855,024		—		—		—		197,633		4,052,657
Loans at amortized cost		—		—		—		326,329,424		—		326,329,424
Financial investments		—		41,802,844		2,406,362		24,213,247		—		68,422,453
Other financial assets		—		—		—		13,551,731		—		13,551,731

	~~W~~	55,618,040	~~W~~	41,802,844	~~W~~	2,406,362	~~W~~	386,098,985	~~W~~	197,633	~~W~~	486,123,864

(In millions of Korean won)

	September 30, 2019
					Financial instruments at amortized cost		Derivatives held for hedging		Total
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,451,003	~~W~~	13,954,823	~~W~~	—	~~W~~	—	~~W~~	17,405,826
Derivatives		4,012,314		—		—		282,256		4,294,570
Deposits		—		—		288,636,704		—		288,636,704
Debts		—		—		33,555,835		—		33,555,835
Debentures		—		—		50,565,628		—		50,565,628
Other financial liabilities		—		—		29,026,589		—		29,026,589

	~~W~~	7,463,317	~~W~~	13,954,823	~~W~~	401,784,756	~~W~~	282,256	~~W~~	423,485,152

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	December 31, 2018
	Financial instruments at fair value through profit or loss						Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,274,490	~~W~~	—	~~W~~	20,274,490
Financial assets at fair value through profit or loss		50,987,847		—		—		—		—		50,987,847
Derivatives		1,915,532		—		—		—		110,430		2,025,962
Loans at amortized cost		—		—		—		319,201,603		—		319,201,603
Financial investments		—		35,633,456		2,370,116		23,661,522		—		61,665,094
Other financial assets		—		—		—		8,133,556		—		8,133,556

	~~W~~	52,903,379	~~W~~	35,633,456	~~W~~	2,370,116	~~W~~	371,271,171	~~W~~	110,430	~~W~~	462,288,552

(In millions of Korean won)

	December 31, 2018
					Financial instruments at amortized cost		Derivatives held for hedging		Total
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	12,503,039	~~W~~	—	~~W~~	—	~~W~~	15,326,859
Derivatives		2,724,994		—		—		176,253		2,901,247
Deposits		—		—		276,770,449		—		276,770,449
Debts		—		—		33,004,834		—		33,004,834
Debentures		—		—		53,278,697		—		53,278,697
Other financial liabilities		—		—		19,828,307		—		19,828,307

	~~W~~	5,548,814	~~W~~	12,503,039	~~W~~	382,882,287	~~W~~	176,253	~~W~~	401,110,393

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	September 30, 2019		December 31, 2018
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	~~W~~	9,201,268	~~W~~	8,723,761
	Due from banking institutions	KEB Hana Bank and others	0.00 ~ 2.75		4,864,991		3,245,841
	Due from others	Korea Securities Finance Corporation and others	—		689,821		1,132,908

					14,756,080		13,102,510

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others	—		1,694,304		1,734,660
	Time deposits in foreign currencies	Tradition Securities & Derivatives and others	0.00 ~ 7.55		1,048,909		1,001,600
	Due from others	Morganstanley Bank International and others	—		1,534,132		1,379,537

					4,277,345		4,115,797

				~~W~~	19,033,425	~~W~~	17,218,307

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Restricted cash from financial institutions as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Financial Institutions	September 30, 2019		December 31, 2018		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	9,201,268	~~W~~	8,723,761	Bank of Korea Act
	Due from banking institutions	NH Investment Securities and others		2,652,277		1,348,099	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		469,638		655,194	Derivatives margin account and others

				12,323,183		10,727,054

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others		460,384		375,130	Bank of Korea Act and others
	Time deposits in foreign currencies	Tradition Securities & Derivatives and others		32,494		30,538	Bank Act of the State of New York and others
	Due from others	Morganstanley Bank International and others		1,382,566		1,214,905	Derivatives margin account and others

				1,875,444		1,620,573

			~~W~~	14,198,627	~~W~~	12,347,627

[1]	Before netting of allowance.

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for credit losses		1,323		—		—
Others		63		—		—

Ending	~~W~~	3,405	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	1,797	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for credit losses		98		—		—
Others		(4)		—		—

Ending	~~W~~	1,891	~~W~~	—	~~W~~	—

[1]	Restated based on Korean IFRS 1109.

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of derivative financial instruments held for trading as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019						December 31, 2018
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	570,000	~~W~~	184	~~W~~	120,739	~~W~~	570,000	~~W~~	—	~~W~~	55,056
Futures[1]		3,639,217		1,269		342		4,269,407		1,124		3,852
Swaps		259,961,740		600,140		658,126		219,558,592		421,591		471,915
Options		18,469,026		340,512		441,344		16,937,362		159,218		276,392

		282,639,983		942,105		1,220,551		241,335,361		581,933		807,215

Currency
Forwards		90,186,896		1,494,026		1,159,792		74,189,998		622,745		548,127
Futures[1]		232,836		1,981		42		602,805		37		240
Swaps		45,178,516		936,528		1,097,109		36,073,995		470,499		452,390
Options		3,093,185		20,074		24,838		2,449,469		6,071		13,602

		138,691,433		2,452,609		2,281,781		113,316,267		1,099,352		1,014,359

Stock and index
Futures[1]		1,377,978		19,465		13,335		1,155,861		4,902		10,820
Swaps		9,164,919		231,107		107,938		8,190,648		82,803		321,135
Options		7,321,254		88,538		293,428		5,442,775		70,740		464,226

		17,864,151		339,110		414,701		14,789,284		158,445		796,181

Credit
Swaps		4,479,583		20,772		14,831		4,300,208		32,711		25,047

		4,479,583		20,772		14,831		4,300,208		32,711		25,047

Commodity
Futures[1]		3,817		16		96		5,807		150		128
Swaps		121,341		2,486		277		140,382		2,202		3,199

		125,158		2,502		373		146,189		2,352		3,327

Other		3,687,973		97,926		80,077		2,361,827		40,739		78,865

	~~W~~	447,488,281	~~W~~	3,855,024	~~W~~	4,012,314	~~W~~	376,249,136	~~W~~	1,915,532	~~W~~	2,724,994

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Average price or rate of the nominal amount of hedging instrument for each type of hedge accounting as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The nominal of the hedging instrument	1,234,731	1,987,726	1,254,507	342,707	291,315	2,214,687	7,325,673
Average rate (%)	2.62	2.32	2.79	2.99	2.74	3.94	2.97
Average price (USD/KRW)	1,124.03	1,134.86	1,094.38	—	1,164.13	—	1,136.76
Average price (EUR/KRW)	1,328.93	1,349.74	—	—	1,311.28	—	1,327.70
Average price (AUD/KRW)	—	—	—	—	816.25	—	816.25
Cash flow hedge
The nominal of the hedging instrument	2,169,600	1,382,337	1,814,642	575,065	210,065	170,000	6,321,709
Average rate (%)	2.76	2.52	2.63	2.79	2.25	1.66	2.63
Average price (USD/KRW)	1,132.10	1,107.80	1,153.15	1,109.00	1,076.42	—	1,133.03
Average price (EUR/KRW)	1,303.00	1,307.69	1,305.87	—	—	—	1,306.91
Average price (AUD/KRW)	—	837.00	—	—	—	—	837.00
Average price (SGD/KRW)	815.80	831.49	—	—	—	—	823.54
Hedge of net investments in a foreign operations
The nominal of the hedging instrument	356,546	—	150,611	61,788	—	—	568,945
Average price (USD/KRW)	1,158.65	—	—	—	—	—	1,158.65
Average price (EUR/KRW)	—	—	—	1,312.78	—	—	1,312.78
Average price (GBP/KRW)	—	—	1,465.26	—	—	—	1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	December 31, 2018
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The nominal of the hedging instrument	1,371,901	728,308	1,372,040	567,030	195,392	1,308,602	5,543,273
Average rate (%)	2.21	2.26	2.65	2.23	3.25	3.66	2.80
Average price (USD/KRW)	1,094.95	—	1,063.84	—	—	—	1,094.53
Average price (EUR/KRW)	1,319.66	1,331.65	—	—	—	—	1,322.81
Cash flow hedge
The nominal of the hedging instrument	2,641,861	1,403,129	902,911	919,258	525,629	50,000	6,442,788
Average rate (%)	2.70	2.94	2.36	2.70	2.79	2.53	2.73
Average price (USD/KRW)	1,103.25	1,129.90	1,110.49	1,087.84	1,095.73	—	1,111.63
Average price (EUR/KRW)	—	1,305.59	1,306.76	1,312.75	—	—	1,306.99
Average price (AUD/KRW)	—	—	837.00	—	—	—	837.00
Average price (SGD/KRW)	—	815.80	831.49	—	—	—	823.54
Hedge of net investments in a foreign operations
The nominal of the hedging instrument	528,025	2,942	—	—	—	—	530,967
Average price (USD/KRW)	1,120.33	—	—	—	—	—	1,120.33
Average price (EUR/KRW)	1,348.19	1,295.40	—	—	—	—	1,335.88

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		September 30, 2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	470,594	~~W~~	—	~~W~~	6,774	~~W~~	—	~~W~~	6,794
	Debt securities in foreign currencies		1,558,775		—		26,925		—		34,299
	Deposits in foreign currencies		—		909,405		—		(15,596)		(72,653)
	Debts in KRW		—		353,294		—		23,294		(4,042)
	Debts in foreign currencies		—		2,157,682		—		55,407		(79,480)

			2,029,369		3,420,381		33,699		63,105		(115,082)

Currency	Debt securities in foreign currencies		2,992,720		—		101,377		—		143,470

			2,992,720		—		101,377		—		143,470

		~~W~~	5,022,089	~~W~~	3,420,381	~~W~~	135,076	~~W~~	63,105	~~W~~	28,388

(In millions of Korean won)		December 31, 2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value[1]
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	465,213	~~W~~	—	~~W~~	1,214	~~W~~	—	~~W~~	2,709
	Debt securities in foreign currencies		702,727		—		(9,790)		—		(10,780)
	Deposits in foreign currencies		—		805,215		—		(89,265)		76,053
	Debts in KRW		—		349,252		—		19,252		246
	Debts in foreign currencies		—		1,429,457		—		(24,073)		13,352

			1,167,940		2,583,924		(8,576)		(94,086)		81,580

Currency	Debt securities in foreign currencies		1,845,253		—		(75,255)		—		84,277

			1,845,253		—		(75,255)		—		84,277

		~~W~~	3,013,193	~~W~~	2,583,924	~~W~~	(83,831)	~~W~~	(94,086)	~~W~~	165,857

[1]	Fair value changes in the nine-month period ended September 30, 2018

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of derivative instruments designated as fair value hedge as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	National amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	5,340,897	~~W~~	150,652	~~W~~	37,333	~~W~~	115,818
Currency
Forwards		1,888,783		2,336		81,923		(133,437)

	~~W~~	7,229,680	~~W~~	152,988	~~W~~	119,256	~~W~~	(17,619)

(In millions of Korean won)

	December 31, 2018
	National amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	3,845,555	~~W~~	58,933	~~W~~	88,017	~~W~~	(81,367)
Currency
Forwards		1,697,718		5,923		32,565		(94,935)

	~~W~~	5,543,273	~~W~~	64,856	~~W~~	120,582	~~W~~	(176,302)

[1]	Fair value changes in the nine-month periods ended September 30, 2018

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2019		2018
From hedge accounting
Interest rate	~~W~~	736	~~W~~	213
Currency rate		10,033		(10,658)

	~~W~~	10,769	~~W~~	(10,445)

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(17,862)	~~W~~	(184,619)
Gains (losses) on the hedged items attributable to the hedged risk		28,622		171,647

	~~W~~	10,760	~~W~~	(12,972)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Cash Flow Hedge

Details of hedged item in cash flow hedge as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of Korean won)	September 30, 2019
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	35,852	~~W~~	(23,202)
Foreign currency change risk		60,098		(14,755)

	~~W~~	95,950	~~W~~	(37,957)

(In millions of Korean won)	December 31, 2018
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	(13,207)	~~W~~	4,686
Foreign currency change risk		17,993		1,163

	~~W~~	4,786	~~W~~	5,849

Details of derivative instruments designated as cash flow hedge as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

	September 30, 2019
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,568,509	~~W~~	2,179	~~W~~	36,726	~~W~~	(36,219)
Currency
Swaps		2,753,199		42,466		113,457		(59,418)

	~~W~~	6,321,708	~~W~~	44,645	~~W~~	150,183	~~W~~	(95,637)

(In millions of Korean won)

	December 31, 2018
	National amount		Assets		Liabilities		Changes in the fair value[1]

Interest rate
Swaps	~~W~~	4,142,336	~~W~~	17,891	~~W~~	12,766	~~W~~	12,640
Currency
Swaps		2,300,452		22,759		40,493		(16,627)

	~~W~~	6,442,788	~~W~~	40,650	~~W~~	53,259	~~W~~	(3,987)

[1]	Fair value changes in the nine-month period ended September 30, 2018

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(95,637)	~~W~~	(3,987)
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		(95,583)		(4,882)

Gains (losses) on ineffectiveness (amount recognized in profit or loss)		(54)		895

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(95,583)	~~W~~	(4,882)
Amount reclassified from equity to profit or loss		37,178		20,463
Tax effect		14,599		(6,031)

Amount recognized in other comprehensive income net of tax		(43,806)		9,550

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as foreign operations net investments hedge as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	30,505	~~W~~	(54,251)

(In millions of Korean won)	December 31, 2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	31,107	~~W~~	(33,092)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of financial instruments designated as fair value hedge as of September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019
	National amount		Assets		Liabilities		Changes in the fair value
Currency
Forwards	~~W~~	507,157	~~W~~	—	~~W~~	12,730	~~W~~	(23,684)
Swap		61,788		—		87		(87)
Financial debentures in foreign currencies		100,909		—		100,909		(6,734)
	~~W~~	669,854	~~W~~	—	~~W~~	113,726	~~W~~	(30,505)

	December 31, 2018
	National amount		Assets		Liabilities		Changes in the fair value[1]
Currency
Forwards	~~W~~	530,967	~~W~~	4,924	~~W~~	2,412	~~W~~	(28,218)
Financial debentures in foreign currencies		89,448		—		89,109		(2,889)
	~~W~~	620,415	~~W~~	4,924	~~W~~	91,521	~~W~~	(31,107)

[1]	Fair value changes in the nine-month period ended September 30, 2018

The fair value of non-derivative financial instruments designated as hedging instruments as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Financial debentures in foreign currencies	~~W~~	101,333	~~W~~	88,785

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(30,505)	~~W~~	(31,241)
Effective portion of gains (losses) on hedge on net investment in a foreign operation (amount recognized in other comprehensive income)		(30,505)		(31,241)
Ineffective portion of gain on hedge on net investment in a foreign operation (amount recognized in profit or loss)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(30,505)	~~W~~	(31,241)
Amount of other comprehensive income reclassified to profit or loss		1,317		—
Tax effect		8,029		8,592

Amount recognized in other comprehensive income, net of tax	~~W~~	(21,159)	~~W~~	(22,649)

9. Loans at Amortized Cost

Details of loans as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Loans at amortized cost	~~W~~	327,984,235	~~W~~	321,058,158
Deferred loan origination fees and costs		721,224		753,126
Less: Allowances for loan losses		(2,376,035)		(2,609,681)

Carrying amount	~~W~~	326,329,424	~~W~~	319,201,603

Details of loans for other banks as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Loans at amortized cost	~~W~~	5,201,425	~~W~~	3,484,210
Less: Allowances for loan losses		(406)		(620)

Carrying amount	~~W~~	5,201,019	~~W~~	3,483,590

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of loan types and customer types of loans to customers, other than banks, as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	154,123,986	~~W~~	126,332,649	~~W~~	—	~~W~~	280,456,635
Loans in foreign currencies		404,321		7,519,400		—		7,923,721
Domestic import usance bills		—		2,856,296		—		2,856,296
Off-shore funding loans		—		1,301,085		—		1,301,085
Call loans		—		834,201		—		834,201
Bills bought in Korean won		—		2,370		—		2,370
Bills bought in foreign currencies		—		1,828,711		—		1,828,711
Guarantee payments under payment guarantee		37		8,842		—		8,879
Credit card receivables in Korean won		—		—		17,871,228		17,871,228
Credit card receivables in foreign currencies		—		—		5,187		5,187
Reverse repurchase agreements		—		2,468,541		—		2,468,541
Privately placed bonds		—		923,241		—		923,241
Factored receivables		140		290		—		430
Lease receivables		1,457,898		162,425		—		1,620,323
Loans for installment credit		5,367,261		35,925		—		5,403,186

		161,353,643		144,273,976		17,876,415		323,504,034

Proportion (%)		49.88		44.60		5.53		100.00
Less: Allowances		(676,077)		(973,853)		(725,699)		(2,375,629)

	~~W~~	160,677,566	~~W~~	143,300,123	~~W~~	17,150,716	~~W~~	321,128,405

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	152,523,852	~~W~~	124,334,950	~~W~~	—	~~W~~	276,858,802
Loans in foreign currencies		259,015		4,711,234		—		4,970,249
Domestic import usance bills		—		2,817,174		—		2,817,174
Off-shore funding loans		—		844,954		—		844,954
Call loans		—		1,473,397		—		1,473,397
Bills bought in Korean won		—		3,057		—		3,057
Bills bought in foreign currencies		—		3,427,368		—		3,427,368
Guarantee payments under payment guarantee		46		4,104		—		4,150
Credit card receivables in Korean won		—		—		17,346,224		17,346,224
Credit card receivables in foreign currencies		—		—		7,834		7,834
Reverse repurchase agreements		—		3,341,700		—		3,341,700
Privately placed bonds		—		823,178		—		823,178
Factored receivables		446		5,939		—		6,385
Lease receivables		1,712,597		81,985		—		1,794,582
Loans for installment credit		4,582,913		25,107		—		4,608,020

		159,078,869		141,894,147		17,354,058		318,327,074

Proportion (%)		49.97		44.57		5.46		100.00
Less: Allowances		(642,897)		(1,255,223)		(710,941)		(2,609,061)

	~~W~~	158,435,972	~~W~~	140,638,924	~~W~~	16,643,117	~~W~~	315,718,013

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,313	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		152,591		(152,147)		(444)		52,262		(38,779)		(13,483)		51,465		(50,616)		(849)
Transfer to lifetime expected credit losses		(129,313)		143,932		(14,619)		(46,104)		127,996		(81,892)		(25,466)		26,679		(1,213)
Impairment		(1,484)		(52,190)		53,674		(1,725)		(30,810)		32,535		(2,255)		(16,339)		18,594
Write-offs		(2)		26		(327,101)		—		2		(168,872)		—		—		(383,145)
Disposal		(476)		(52)		(585)		—		—		(5,887)		—		—		—
Provision (reversal) for loan losses[1,2]		(6,569)		63,233		305,488		(7,131)		(70,083)		4,665		936		17,656		386,697
Others (change of currency ratio, etc.)		129		147		(1,058)		1,847		2,623		(38,749)		—		—		(7,386)

Ending	~~W~~	252,316	~~W~~	218,692	~~W~~	205,069	~~W~~	213,462	~~W~~	309,605	~~W~~	451,192	~~W~~	205,147	~~W~~	267,405	~~W~~	253,147

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Included ~~W~~ 253,598 million of recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning[2]	~~W~~	249,226	~~W~~	196,387	~~W~~	186,766	~~W~~	208,354	~~W~~	275,722	~~W~~	865,065	~~W~~	154,076	~~W~~	260,162	~~W~~	213,181
Transfer between stages
Transfer to 12-month expected credit losses		87,147		(86,598)		(549)		31,139		(29,456)		(1,683)		45,146		(44,061)		(1,085)
Transfer to lifetime expected credit losses (non-impaired)		(76,453)		86,103		(9,650)		(27,237)		37,138		(9,901)		(24,914)		26,037		(1,123)
Transfer to lifetime expected credit losses (impaired)		(1,423)		(39,407)		40,830		(2,330)		(24,593)		26,923		(1,907)		(14,326)		16,233
Write-offs		—		—		(284,793)		—		—		(180,911)		—		—		(338,750)
Disposal		(754)		(1,358)		(1,502)		—		—		(8,105)		—		—		—
Provision (reversal) for loan losses[1,3]		(28,346)		55,405		256,484		(5,183)		44,413		25,101		(3,280)		66,424		348,584
Business combination		172		—		—		22		—		—		—		—		—
Others (change of currency ratio, etc.)		453		162		272		(645)		626		1,230		—		—		(6,168)

Ending	~~W~~	230,022	~~W~~	210,694	~~W~~	187,858	~~W~~	204,120	~~W~~	303,850	~~W~~	717,719	~~W~~	169,121	~~W~~	294,236	~~W~~	230,872

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Prepared in accordance with Korean IFRS 1109.
[3]	Included ~~W~~ 344,124 million of recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The Group manages the written-off loans that their extinctive prescription did not occur, and that are not collected; the balance of those are respectively ~~W~~ 11,400,139 million and ~~W~~ 12,067,272 million as of September 30, 2019 and December 31, 2018.

Changes in the book value of loans at amortized cost for the nine-month periods ended September 30, 2019, are as follows:

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		10,504,550		(10,454,586)		(49,964)
Transfer to lifetime expected credit losses		(12,667,875)		12,828,401		(160,526)
Transfer to lifetime expected credit losses (impaired)		(715,527)		(802,457)		1,517,984
Write-offs		(2)		28		(879,118)
Disposal		(888,337)		(13,580)		(74,752)
Net increase (decrease) (Execution, repayment and others)		13,480,703		(4,244,890)		(485,877)

Ending	~~W~~	303,009,882	~~W~~	23,730,081	~~W~~	1,965,496

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,296,998
Financial bonds		14,376,314
Corporate bonds		3,179,417
Asset-backed securities		105,532
Beneficiary certificates		12,988,390
Derivatives linked securities		3,945,171
Other debt securities		7,706,387
Equity securities:
Stocks		1,015,160
Other equity securities		263,726
Loans:
Private placed corporate bonds		411,851
Other loans		104,993
Due from financial institutions:
Other due from financial institutions		280,631
Others		88,446

		51,763,016

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		8,947,078
Financial bonds		19,902,621
Corporate bonds		11,564,791
Asset-backed securities		902,593
Other debt securities		65,391
Equity securities:
Stocks		2,275,182
Equity investments		40,912
Other equity securities		90,268
Loans:
Private placed corporate bonds		420,370

		44,209,206

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,293,160
Financial bonds		7,804,556
Corporate bonds		7,039,711
Asset-backed securities		4,077,557
Allowance		(1,737)

		24,213,247

	~~W~~	68,422,453

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,922,936
Financial bonds		14,978,408
Corporate bonds		4,101,066
Asset-backed securities		84,382
Beneficiary certificates		10,252,377
Derivatives linked securities		3,516,626
Other debt securities		7,429,687
Equity securities:
Stocks		1,094,441
Other equity securities		193,221
Loans:
Private placed corporate bonds		823,071
Other loans		131,105
Due from financial institutions:
Other due from financial institutions		381,719
Others		78,808

		50,987,847

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		3,475,214
Financial bonds		20,107,719
Corporate bonds		10,540,985
Asset-backed securities		1,100,041
Other debt securities		19,675
Equity securities:
Stocks		2,262,379
Equity investments		38,584
Other equity securities		69,153
Loans:
Private placed corporate bonds		389,822

		38,003,572

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,090,051
Financial bonds		6,847,055
Corporate bonds		6,943,332
Asset-backed securities		4,782,800
Allowance		(1,716)

		23,661,522

	~~W~~	61,665,094

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of Korean won)		2019
		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	23,640
	Unlisted		—		24,952
Other equity securities			—		2,212

		~~W~~	—	~~W~~	50,804

(In millions of Korean won)		2018
		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	19,015
	Unlisted		—		25,114
Equity investments			—		2,256

Other equity securities			1,564		1,873

		~~W~~	1,564	~~W~~	48,258

The derecognized equity securities, measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of Korean won)		2019
		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	12,308	~~W~~	(25,278)
	Unlisted		737		(114)

		~~W~~	13,045	~~W~~	(25,392)

(In millions of Korean won)		2018
		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	26,838	~~W~~	18,438
	Unlisted		480		480
Other equity securities			60,000		(1,258)

		~~W~~	87,318	~~W~~	17,660

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Provision(reversal) for the allowance of financial investments for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,658	~~W~~	(957)	~~W~~	701
Loans measured at fair value through other comprehensive income		804		(239)		565
Securities at amortized cost		197		(198)		(1)

	~~W~~	2,659	~~W~~	(1,394)	~~W~~	1,265

(In millions of Korean won)	2018
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	2,562	~~W~~	(1,612)	~~W~~	950
Securities at amortized cost		313		(212)		101

	~~W~~	2,875	~~W~~	(1,824)	~~W~~	1,051

Changes in the allowances for financial investments for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(188)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Impairment		—		—		—
Disposal		(315)		(229)		—
Provision (reversal) for loan losses		591		674		—
Others (change of currency ratio, etc.)		79		302		—

Ending	~~W~~	5,780	~~W~~	1,420	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	4,937	~~W~~	482	~~W~~	720
Transfer between stages
Transfer to 12-month expected credit losses		482		(482)		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(161)		—		—
Provision (reversal) for loan losses		1,427		—		(376)
Others (change of currency ratio, etc.)		67		—		—

Ending	~~W~~	6,752	~~W~~	—	~~W~~	344

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

12. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,138	~~W~~	1,436	~~W~~	1,438	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		135,238		133,392	Investment finance	Korea
KB-KDBC New Technology Business Fund[9]	66.66		20,000		19,325		19,324	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,568		20,155	Investment finance	Korea
PT Bank Bukopin TBK[15,16]	22.00		116,422		105,983		113,859	Banking and foreign exchange transaction	Indonesia
Dae-A Leisure Co., Ltd.[7]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [7]	26.52		—		(62)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd. [1]	14.92		2,000		—		—	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		105,214		101,621		101,620	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		20,889		20,889	Investment finance	Korea
Acts Co., Ltd.[11]	7.14		500		(119)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,388		12,331	Installment loan	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(15,011)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[7]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[7]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[7]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[7]	38.62		—		—		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		57		172	Big data consulting	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[7]	26.24		—		16		258	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	15.31		1,500		1,717		2,018	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[7]	22.89		—		(613)		116	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[7]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[7]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Jinseung Tech Co., Ltd.[7]	30.04	—	(194)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[7]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[10]	11.70	800	17	46	System software publishing	Korea
Food Factory Co., Ltd.[12]	22.22	1,000	353	1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[7]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31	10	19	19	SPAC	Korea
KB No.17 Special Purpose Acquisition Company[1,4]	0.02	1	2	1	SPAC	Korea
KB No.18 Special Purpose Acquisition Company[1,5]	0.02	2	4	3	SPAC	Korea
KB No.19 Special Purpose Acquisition Company[6]	0.33	1	1	1	SPAC	Korea
KBSP Private Equity Fund IV1	14.95	6,100	6,100	6,100	Investment finance	Korea
KB Private Equity Fund III[1]	15.69	8,000	7,773	7,773	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	6,754	6,754	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00	12,970	14,405	14,405	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64	1,842	1,579	1,579	Investment finance	Korea
KB Social Impact Fund	30.00	1,500	1,487	1,487	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25	7,500	6,904	6,904	Investment finance	Korea
GH Real Estate I LP	42.00	17,678	18,856	18,856	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[9]	56.00	17,776	16,959	17,600	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[9]	42.55	16,000	14,880	14,880	Investment finance	Korea
KB-SJ Tourism Venture Fund[1]	18.52	3,000	2,793	2,794	Investment finance	Korea
UNION Media Commerce Fund	28.99	1,000	961	961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund1[1]	14.56	7,070	6,924	6,820	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB SPROTT Renewable Private Equity Fund I	37.69		473		194		194	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO.,LTD.[7]	21.71		—		(126)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO.,LTD. [7]	25.29		—		22		3	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD. [7]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD. [7]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD. [7]	45.71		—		(260)		69	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[7]	20.40		—		(248)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[7]	23.14		—		75		—	Manufacture of Special Glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO.,LTD. [7]	29.06		—		(398)		—	Electronic parts	Korea
SO-MYUNG RECYCLING CO.,LTD .[7]	20.23		—		184		—	Non-ferrous metals	Korea
IDTECK CO., LTD [7]	38.63		—		(122)		—	Other wireless communication equipment manufacturing	Korea
Seyoon Development Company	26.95		—		9		—	Civil facilities construction	Korea

		~~W~~	525,313	~~W~~	517,336	~~W~~	534,612

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,454	~~W~~	1,649	~~W~~	1,649	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,208		134,362	Investment finance	Korea
KB-KDBC New Technology Business Fund[9]	66.66		15,000		14,594		14,594	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,252		19,839	Investment finance	Korea
PT Bank Bukopin TBK[15,16]	22.00		116,422		106,484		113,932	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,760		2,715	Hospital	United States of America
Dae-A Leisure Co., Ltd.[7]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [7]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		185		843	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,622		108,050		108,050	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		18,134		18,134	Investment finance	Korea
Acts Co., Ltd.[11]	7.14		500		(14)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		15,257		10,672	Installment loan	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,689)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[7]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[7]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[7]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[7]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		166		280	Big data consulting	Korea
Builton Co., Ltd.[13]	21.96		800		67		304	Software development and supply	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[7]	26.24		—		(57)		185	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	13.71		1,500		1,554		1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[7]	22.89		—		(606)		122	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[7]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[7]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Jinseung Tech Co., Ltd.[7]	30.04		—		(176)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[7]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[10]	11.70		800		71		103	System software publishing	Korea
Food Factory Co., Ltd.[12]	22.22		1,000		206		928	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[7]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03		—		—		—	Investment finance	Korea
KB No.9 Special Purpose Acquisition Company[1]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,2]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31		10		19		19	SPAC	Korea
KB Private Equity Fund III[1]	15.68		8,000		7,830		7,830	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,941		5,941	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5 (PEF)	50.00		364		233		233	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		12,970		14,601		14,601	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,581		1,581	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4,463		4,463	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		17,252		17,252	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[9]	56.00		14,224		13,777		13,777	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[9]	42.55		8,000		7,930		7,930	Investment finance	Korea
KB-SJ Tourism Venture Fund[1]	18.52		1,500		1,386		1,386	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO., LTD. [7]	21.71		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD. [7]	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO., LTD. [7]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO., LTD. [7]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO., LTD. [7]	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[7]	20.40		—		(142)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[7]	23.14		—		75		—	Manufacture of Special Glass	Korea

		~~W~~	493,218	~~W~~	486,630	~~W~~	504,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

[1]

As of September 30, 2019 and December 31, 2018, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2018, amounts to ~~W~~ 20 million.
[3]

The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2019 and December 31, 2018, amounts to ~~W~~ 22 million and ~~W~~ 21 million, respectively.

[4]	The market value of KB No.17 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2019, amounts to ~~W~~ 2 million.
[5]	The market value of KB No.18 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2019, amounts to ~~W~~ 4 million.
[6]	The market value of KB No.19 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2019, amounts to ~~W~~ 2 million.
[7]	Reclassified to investments in associates due to termination of rehabilitation procedures.
[8]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[9]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[10]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of September 30, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[11]	The ownership of Acts Co., Ltd. would be 27.22% and 27.22% as of September 30, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[12]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of September 30, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[13]	The ownership of Builton Co., Ltd. would be 26.86% as of December 31, 2018, considering the potential voting rights from convertible bond.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

[14]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments measured at fair value through profit or loss in Rainist Co., Ltd., TESTIAN Inc., Spark Biopharma, Inc., RMGP Bio-Pharma Investment Fund, L.P.,RMGP Bio-Pharma Investment, L.P, HEYBIT, Inc.,Hasys.,Stratio, Inc., NEXOLON CO.,LTD., Honest Fund Co.,Ltd., Cellincells Co., Ltd., CY CO., Ltd., JLK Inspection, Inc., ZOYI corporation INC., KOSESEUJITO CO., LTD., Bomapp Inc., KB Cape No.1 Private Equity Fund., Mitoimmune Therapeutics, ALS Co., Ltd..

[15]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[16]	The fair value of PT Bank Bukopin TBK ordinary share is ~~W~~ 58,248 million and ~~W~~ 53,540 million as of September 30, 2019 and December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The condensed financial information of major subsidiaries as of September 30, 2019 and December 31, 2018, and for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	September 30, 2019[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	9,486	~~W~~	30	~~W~~	8,690	~~W~~	9,456	~~W~~	1,438	~~W~~	—	~~W~~	1,438
KB GwS Private Securities Investment Trust		512,242		497		425,814		511,745		135,238		(1,846)		133,392
KB-KDBC New Technology Business Investment Fund		29,438		451		30,000		28,987		19,324		—		19,324
KB Star office Private real estate Investment Trust No.1		219,727		122,027		95,000		97,700		20,568		(413)		20,155
PT Bank Bukopin TBK[2]		8,011,468		7,529,725		106,536		481,743		105,983		7,876		113,859
RAND Bioscience Co., Ltd.		8,548		74		1,340		8,474		—		—		—
Balhae Infrastructure Company		808,015		1,821		834,695		806,194		101,620		—		101,620
Aju Good Technology Venture Fund		54,926		613		46,900		54,313		20,889		—		20,889
Acts Co., Ltd.		5,302		6,973		117		(1,671)		(119)		119		—
SY Auto Capital Co., Ltd.		89,948		54,463		20,000		35,485		17,388		(5,057)		12,331
Incheon Bridge Co., Ltd.		604,924		705,066		61,096		(100,142)		(15,011)		15,011		—
Big Dipper Co., Ltd.		402		207		1,500		195		57		115		172
A-PRO Co., Ltd.		34,596		23,381		2,450		11,215		1,717		301		2,018
Paycoms Co., Ltd.		1,763		1,620		855		143		17		29		46
Food Factory Co., Ltd.		5,037		3,447		450		1,590		353		647		1,000
KB IGen Private Equity Fund No. 1		3,526		8		1,396		3,518		—		—		—
KB No.11 Special Purpose Acquisition Company		6,783		757		321		6,026		19		—		19
KB No.17 Special Purpose Acquisition Company		11,806		1,311		546		10,495		1		—		1
KB No.18 Special Purpose Acquisition Company		17,184		2,011		782		15,173		3		—		3
KB No.19 Special Purpose Acquisition Company		1,287		893		30		394		1		—		1
KBSP Private Equity Fund IV		40,800		—		40,800		40,800		6,100		—		6,100
KB Private Equity Fund III		49,556		2		51,000		49,554		7,773		—		7,773
Korea Credit Bureau Co., Ltd.		95,112		20,066		10,000		75,046		6,754		—		6,754
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		58,538		919		51,880		57,619		14,405		—		14,405
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,521		152,389		34,114		25,132		1,579		—		1,579
KB Social Impact Fund		4,957		—		5,000		4,957		1,487		—		1,487
POSCO-KB Shipbuilding Fund		22,091		—		24,000		22,091		6,904		—		6,904
GH Real Estate I LP		45,030		194		42,093		44,836		18,856		—		18,856
KBTS Technology Venture Private Equity Fund		31,497		1,212		30,600		30,285		16,959		641		17,600
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		35,276		308		37,600		34,968		14,880		—		14,880
KB-SJ Tourism Venture Fund		15,083		2		16,200		15,081		2,794		—		2,794
UNION Media Commerce Fund		3,318		3		3,450		3,315		961		—		961
KB-Stonebridge Secondary Private Equity Fund		47,327		486		48,541		46,841		6,924		(104)		6,820
KB SPROTT Renewable Private Equity Fund I		1,005		490		1,254		515		194		—		194

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2019[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	888	~~W~~	691	~~W~~	—	~~W~~	691	~~W~~	—
KB GwS Private Securities Investment Trust		31,878		31,146		—		31,146		9,297
KB-KDBC New Technology Business Investment Fund		1,356		(134)		—		(134)		—
KB Star office Private real estate Investment Trust No.1		10,577		4,466		—		4,466		624
PT Bank Bukopin TBK		457,258		(53,245)		50,971		(2,274)		—
RAND Bio Science Co., Ltd.		—		(1,406)		—		(1,406)		—
Balhae Infrastructure Company		46,475		(1,323)		—		(1,323)		6,855
Aju Good Technology Venture Fund		7,480		7,300		—		7,300		—
Acts Co., Ltd.		1,542		(507)		—		(507)		—
SY Auto Capital Co., Ltd.		14,988		4,366		—		4,366		—
Incheon Bridge Co., Ltd.		80,192		7,354		—		7,354		—
Big Dipper Co., Ltd.		465		(371)		—		(371)		—
A-PRO Co., Ltd.		21,751		2,266		—		2,266		—
Paycoms Co., Ltd.		262		(343)		—		(343)		—
Food Factory Co., Ltd.		4,409		465		—		465		—
KB IGen Private Equity Fund No.1		—		5,873		—		5,873		—
KB No.11 Special Purpose Acquisition Company		—		(39)		—		(39)		—
KB No.17 Special Purpose Acquisition Company		—		(26)		—		(26)		—
KB No.18 Special Purpose Acquisition Company		—		(46)		—		(46)		—
KB No.19 Special Purpose Acquisition Company		—		(11)		—		(11)		—
KBSP Private Equity Fund IV		—		—		—		—		—
KB Private Equity Fund III		—		(366)		—		(366)		—
Korea Credit Bureau Co., Ltd.		66,134		9,960		—		9,960		135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		1,974		(753)		—		(753)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		12,772		(30)		—		(30)		—
KB Social Impact Fund		3		(43)		—		(43)		—
POSCO-KB Shipbuilding Fund		1,397		(191)		—		(191)		—
GH Real Estate I LP		8,091		2,664		1,156		3,820		—
KBTS Technology Venture Private Equity Fund		1,234		483		—		483		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		98		(2,471)		—		(2,471)		—
KB-SJ Tourism Venture Fund		—		(501)		—		(501)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		3		(1,699)		—		(1,699)		—
KB SPROTT Renewable Private Equity Fund I		—		(740)		—		(740)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,864	~~W~~	9	~~W~~	10,120	~~W~~	10,855	~~W~~	1,649	~~W~~	—	~~W~~	1,649
KB GwS Private Securities Investment Trust		516,115		741		425,814		515,374		136,208		(1,846)		134,362
KB-KDBC New Technology Business Investment Fund		22,492		602		22,500		21,890		14,594		—		14,594
KB Star office Private real estate Investment Trust No.1		218,025		121,828		95,000		96,197		20,252		(413)		19,839
PT Bank Bukopin TBK[2]		7,195,249		6,711,233		106,536		484,016		106,484		7,448		113,932
Sun Surgery Center Inc		10,468		610		9,428		9,858		2,760		(45)		2,715
RAND Bio Science Co., Ltd.		2,913		2,070		913		843		185		658		843
Balhae Infrastructure Company		859,040		1,843		829,995		857,197		108,050		—		108,050
Aju Good Technology Venture Fund		47,216		66		46,900		47,150		18,134		—		18,134
Acts Co., Ltd.		6,666		6,823		117		(157)		(14)		14		—
SY Auto Capital Co., Ltd.		89,948		58,812		20,000		31,136		15,257		(4,585)		10,672
Incheon Bridge Co., Ltd.		617,560		728,896		61,096		(111,336)		(16,689)		16,689		—
Big Dipper Co., Ltd.		723		157		1,500		566		166		114		280
Builton Co., Ltd.		1,908		1,604		325		304		67		237		304
A-PRO Co., Ltd.		29,438		18,099		1,713		11,339		1,554		(151)		1,403
Paycoms Co., Ltd.		2,126		1,520		855		606		71		32		103
Food Factory Co., Ltd.		4,096		3,168		450		928		206		722		928
KB IGen Private Equity Fund No. 1		148		8		170		140		—		—		—
KB No.9 Special Purpose Acquisition Company		30,288		2,629		1,382		27,659		31		—		31
KB No.10 Special Purpose Acquisition Company		11,960		1,704		521		10,256		20		—		20
KB No.11 Special Purpose Acquisition Company		6,807		742		321		6,065		19		—		19
KB Private Equity Fund III		49,924		5		51,000		49,919		7,830		—		7,830
Korea Credit Bureau Co., Ltd.		88,797		22,788		10,000		66,009		5,941		—		5,941
KoFC KBIC Frontier Champ 2010-5 (PEF)		469		3		300		466		233		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,464		1,061		51,880		58,403		14,601		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,024		151,862		34,114		25,162		1,581		—		1,581
POSCO-KB Shipbuilding Fund		14,287		4		16,000		14,283		4,463		—		4,463
GH Real Estate I LP		41,206		190		42,093		41,016		17,252		—		17,252
KBTS Technology Venture Private Equity Fund		24,810		208		25,400		24,602		13,777		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,820		181		18,800		18,639		7,930		—		7,930
KB-SJ Tourism Venture Fund		7,484		2		8,100		7,482		1,386		—		1,386
UNION Media Commerce Fund		3,318		—		3,450		3,318		962		—		962

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,736	~~W~~	919	~~W~~	—	~~W~~	919	~~W~~	—
KB GwS Private Securities Investment Trust		31,877		31,145		—		31,145		8,161
KB-KDBC New Technology Business Investment Fund		47		(405)		—		(405)		—
KB Star office Private real estate Investment Trust No.1		10,421		4,465		—		4,465		545
Sun Surgery Center Inc.		510		55		445		500		—
RAND Bio Science Co., Ltd.		—		(1,126)		—		(1,126)		—
Balhae Infrastructure Company		46,326		40,888		—		40,888		6,804
Bungaejangter Inc.		3,203		645		—		645		—
Aju Good Technology Venture Fund		2,669		1,495		—		1,495		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		12,533		2,235		(2)		2,233		—
Incheon Bridge Co., Ltd.		67,904		(2,169)		—		(2,169)		—
Big Dipper Co., Ltd.		113		(627)		—		(627)		—
Builton Co., Ltd.		1,048		(339)		—		(339)		—
A-PRO Co., Ltd.		32,701		12,922		—		12,922		—
Paycoms Co., Ltd.		526		(199)		—		(199)		—
Food Factory Co., Ltd.		2,998		217		—		217		—
KB IGen Private Equity Fund No. 1		—		3,543		—		3,543		—
KB No.9 Special Purpose Acquisition Company		—		168		—		168		—
KB No.10 Special Purpose Acquisition Company		—		38		—		38		—
KB No.11 Special Purpose Acquisition Company		—		199		—		199		—
KB Private Equity Fund III		—		(198)		—		(198)		—
Korea Credit Bureau Co., Ltd.		55,849		8,354		—		8,354		112
KoFC KBIC Frontier Champ 2010-5 (PEF)		1,285		1,281		—		1,281		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		820		(12,045)		—		(12,045)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		8,447		(4,503)		—		(4,503)		—
POSCO-KB Shipbuilding Fund		120		(871)		—		(871)		—
GH Real Estate I LP		2,857		1,997		172		2,169		—
KBTS Technology Venture Private Equity Fund		—		(588)		—		(588)		—
KB-SJ Tourism Venture Fund		—		(449)		—		(449)		—
UNION Media Commerce Fund		—		(132)		—		(132)		—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity, such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ~~W~~ 4,528 million and ~~W~~ 4,101 million as of September 30, 2019 and December 31, 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,649	~~W~~	—	~~W~~	(316)	~~W~~	—	~~W~~	105	~~W~~	—	~~W~~	—	~~W~~	1,438
KB GwS Private Securities Investment Trust		134,362		—		—		(9,297)		8,327		—		—		133,392
KB-KDBC New Technology Business Investment Fund		14,594		5,000		—		—		(270)		—		—		19,324
KB Star office Private real estate Investment Trust No.1		19,839		—		—		(624)		940		—		—		20,155
PT Bank Bukopin TBK		113,932		—		—		—		(11,714)		11,641		—		113,859
Sun Surgery Center Inc.		2,715		—		(3,321)		—		396		210		—		—
Dae-A Leisure Co., Ltd.		578		—		—		—		—		—		—		578
RAND Bio Science Co., Ltd.		843		—		—		—		(843)		—		—		—
Balhae Infrastructure Company		108,050		592		—		(6,855)		(167)		—		—		101,620
Aju Good Technology Venture Fund		18,134		—		—		—		2,755		—		—		20,889
SY Auto Capital Co., Ltd.		10,672		—		—		—		1,659		—		—		12,331
Kendae Co., Ltd.		98		—		—		—		—		—		—		98
Dong Jo Co., Ltd.		115		—		—		—		—		—		—		115
Big Dipper Co., Ltd.		280		—		—		—		(108)		—		—		172
Builton Co., Ltd.		304		403		(839)		—		132		—		—		—
Shinhwa Underwear Co., Ltd.		185		—		—		—		73		—		—		258
A-PRO Co., Ltd.		1,403		—		—		—		577		38		—		2,018
MJT&I Co., Ltd.		122		—		—		—		(6)		—		—		116
Paycoms Co., Ltd.		103		—		—		—		(57)		—		—		46
Food Factory Co., Ltd.		928		—		—		—		72		—		—		1,000
KB No.9 Special Purpose Acquisition Company		31		—		(31)		—		—		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB No.10 Special Purpose Acquisition Company	20	—	(20)	—	—	—	—	—
KB No.11 Special Purpose Acquisition Company	19	—	—	—	—	—	—	19
KB No.17 Special Purpose Acquisition Company	—	1	—	—	—	—	—	1
KB No.18 Special Purpose Acquisition Company	—	2	—	—	—	1	—	3
KB No.19 Special Purpose Acquisition Company	—	1	—	—	—	—	—	1
KBSP Private Equity Fund IV	—	6,100	—	—	—	—	—	6,100
KB Private Equity Fund III	7,830	—	—	—	(57)	—	—	7,773
Korea Credit Bureau Co., Ltd.	5,941	—	—	(135)	948	—	—	6,754
KoFC KBIC Frontier Champ 2010-5 (PEF)	233	—	(233)	—	—	—	—	—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	14,601	—	—	—	(196)	—	—	14,405
Keystone-Hyundai Securities No. 1 Private Equity Fund	1,581	—	—	—	(2)	—	—	1,579
KB Social Impact Fund	—	1,500	—	—	(13)	—	—	1,487
POSCO-KB Shipbuilding Fund	4,463	2,500	—	—	(59)	—	—	6,904
GH Real Estate I LP	17,252	—	—	—	1,119	485	—	18,856
KBTS Technology Venture Private Equity Fund	13,777	4,752	(1,200)	—	271	—	—	17,600
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	7,930	8,000	—	—	(1,050)	—	—	14,880
KB-SJ Tourism Venture Fund	1,386	1,500	—	—	(92)	—	—	2,794
UNION Media Commerce Fund	962	—	—	—	(1)	—	—	961
KB-Stonebridge Secondary Private Equity Fund	—	7,070	—	—	(250)	—	—	6,820
KB SPROTT Renewable Private Equity Fund I	—	473	—	—	(279)	—	—	194
IMT TECHNOLOGY CO., LTD.	—	—	—	—	3	—	—	3
COMPUTERLIFE CO., LTD.,	—	—	—	—	69	—	—	69

	504,932	37,894	(5,960)	(16,911)	2,282	12,375	—	534,612

[1]	Gain on disposal of investments in associates and joint ventures amounted to ~~W~~ 3,641 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning[1]		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,551	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	242	~~W~~	—	~~W~~	—	~~W~~	1,793
KB GwS Private Securities Investment Trust		131,420		—		—		(8,161)		8,327		—		—		131,586
KB-KDBC New Technology Business Investment Fund		4,972		5,000		—		—		(270)		—		—		9,702
KB Star office Private real estate Investment Trust No.1		19,709		—		—		(545)		940		—		—		20,104
PT Bank Bukopin TBK		—		113,074		—		—		—		—		—		113,074
Sun Suregery Center Inc.		2,682		—		—		—		—		—		—		2,682
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,120)		—		578
RAND Bio Science Co., Ltd.		2,000		—		—		—		(208)		—		—		1,792
Balhae Infrastructure Company		105,190		4,646		(1,818)		(6,804)		5,153		—		—		106,367
Bungaejangter Inc.		3,484		—		—		—		—		—		—		3,484
Aju Good Technology Venture Fund		8,230		7,038		—		—		150		—		—		15,418
Acts Co., Ltd. [2]		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		1,946		(1)		—		10,015
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
Dassang Techlon Co., Ltd.		—		—		—		—		(13)		13		—		—
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(184)		—		—		256
Builton Co., Ltd.		800		—		—		—		(259)		—		—		541
Shinhwa Underwear Co., Ltd.		138		—		—		—		46		—		—		184
A-PRO Co., Ltd.		1,500		—		—		—		—		—		—		1,500
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		(230)		—		—		—		—		—
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		(643)		—		—		157
Food Factory Co., Ltd.		1,000		—		—		—		—		—		—		1,000
KB IGen Private Equity Fund No. 1		3		—		(4)		—		1		—		—		—
KB No.8 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity Fund III		7,899		—		—		—		(31)		—		—		7,868
Korea Credit Bureau Co., Ltd.		5,056		—		—		(112)		858		—		—		5,802
KoFC KBIC Frontier Champ 2010-5 (PEF)		7,120		—		(6,121)		(999)		—		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(1,806)		(1,239)		—		14,668
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(254)		—		—		1,507
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(272)		—		—		4,573
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		(78)		(469)		4		—		—		—
GH Real Estate I LP		—		17,678		—		—		839		72		—		18,589
KBTS Technology Venture Private Equity Fund		—		10,212		—		—		(270)		—		—		9,942
KB-SJ Tourism Venture Fund		—		1,500		—		—		(83)		—		—		1,417
CUBE Growth Fund No.2		—		1,300		(1,300)		—		—		—		—		—
UNION Media Commerce Fund		—		1,000		—		—		(38)		—		—		962

	~~W~~	335,520	~~W~~	163,948	~~W~~	(9,571)	~~W~~	(17,090)	~~W~~	17,935	~~W~~	(4,276)	~~W~~	(500)	~~W~~	485,966

[1]	Prepared in accordance with Korean IFRS 1109
[2]	Recognized ~~W~~ 500 million loss in relation to impaired capital.
[3]	Gain on disposal of investments in associates and joint ventures amounted to ~~W~~ 223 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

13. Property and Equipment, and Investment Properties

Details of property and equipment as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,435,201	~~W~~	—	~~W~~	(1,018)	~~W~~	2,434,183
Buildings		2,241,093		(743,692)		(5,859)		1,491,542
Leasehold improvements		843,964		(728,165)		—		115,799
Equipment and vehicles		1,762,002		(1,478,281)		—		283,721
Construction in progress		58,907		—		—		58,907
Right-of-use assets		796,398		(228,378)		—		568,020

	~~W~~	8,137,565	~~W~~	(3,178,516)	~~W~~	(6,877)	~~W~~	4,952,172

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,433,059	~~W~~	—	~~W~~	(1,018)	~~W~~	2,432,041
Buildings		2,043,459		(707,389)		(5,859)		1,330,211
Leasehold improvements		878,078		(750,442)		—		127,636
Equipment and vehicles		1,729,223		(1,448,599)		—		280,624
Construction in progress		88,618		—		—		88,618
Financial lease assets		44,429		(31,432)		—		12,997

	~~W~~	7,216,866	~~W~~	(2,937,862)	~~W~~	(6,877)	~~W~~	4,272,127

Details of investment property as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,375,785	~~W~~	—	~~W~~	—	~~W~~	1,375,785
Buildings		1,404,993		(177,664)		—		1,227,329

	~~W~~	2,780,778	~~W~~	(177,664)	~~W~~	—	~~W~~	2,603,114

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	972,562	~~W~~	—	~~W~~	—	~~W~~	972,562
Buildings		1,295,668		(148,419)		—		1,147,249

	~~W~~	2,268,230	~~W~~	(148,419)	~~W~~	—	~~W~~	2,119,811

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

14. Intangible Assets

Details of intangible assets as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	September 30, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	471	~~W~~	276,268
Other intangible assets		4,284,865		(1,869,298)		(38,346)		—		2,377,221

	~~W~~	4,631,179	~~W~~	(1,869,298)	~~W~~	(108,863)	~~W~~	471	~~W~~	2,653,489

(In millions of Korean won)
	December 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(577)	~~W~~	275,220
Other intangible assets		4,140,355		(1,614,775)		(45,017)		—		2,480,563

	~~W~~	4,486,669	~~W~~	(1,614,775)	~~W~~	(115,534)	~~W~~	(577)	~~W~~	2,755,783

Details of goodwill as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019				December 31, 2018
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company[2]		13,092		13,455		13,092		12,520
KB Daehan Specialized Bank PLC.		1,515		1,623		1,515		1,510

	~~W~~	346,314	~~W~~	276,268	~~W~~	346,314	~~W~~	275,220

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	Changed corporate name from MARITIME SECURITIES INCORPORATION

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of intangible assets, excluding goodwill, as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Acquisition cost			Accumulated amortization		Accumulated impairment losses	Carrying amount
Industrial property rights	~~W~~	7,349	~~W~~	(3,714)	~~W~~	(19)	~~W~~	3,616
Software		1,283,479		(1,040,113)		—		243,366
Other intangible assets		547,520		(248,425)		(38,327)		260,768
Value of Business Acquired (VOBA)		2,395,291		(539,566)		—		1,855,725
Right-of-use assets		51,226		(37,480)		—		13,746

	~~W~~4,284,865			~~W~~(1,869,298)		~~W~~(38,346)	~~W~~2,377,221

(In millions of Korean won)	December 31, 2018
	Acquisition cost			Accumulated amortization		Accumulated impairment losses	Carrying amount
Industrial property rights	~~W~~	9,248	~~W~~	(2,661)	~~W~~	(2,090)	~~W~~	4,497
Software		1,169,549		(965,044)		—		204,505
Other intangible assets		515,041		(223,503)		(42,927)		248,611
Value of Business Acquired (VOBA)		2,395,291		(393,346)		—		2,001,945
Finance leases assets		51,226		(30,221)		—		21,005

	~~W~~4,140,355			~~W~~(1,614,775)		~~W~~(45,017)	~~W~~2,480,563

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	108,357	~~W~~	—	~~W~~	108,357
Allowances for loan losses		661		(2,545)		(1,884)
Impairment losses on property and equipment		4,433		(1,969)		2,464
Share-based payments		15,306		—		15,306
Provisions for guarantees		22,833		—		22,833
Losses (gains) from valuation on derivative financial instruments		31,104		(127,745)		(96,641)
Present value discount		7,745		(3,705)		4,040
Losses (gains) from fair value hedged item		17,354		—		17,354
Accrued interest		—		(109,102)		(109,102)
Deferred loan origination fees and costs		822		(193,245)		(192,423)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		604		(330,203)		(329,599)
Investments in subsidiaries and others		33,718		(82,914)		(49,196)
Losses (gains) on valuation of security investment		27,495		(280,332)		(252,837)
Defined benefit liabilities		523,675		—		523,675
Accrued expenses		184,055		—		184,055
Retirement insurance expense		—		(444,560)		(444,560)
Adjustments to the prepaid contributions		—		(23,569)		(23,569)
Derivative-linked securities		166,956		(41,346)		125,610
Others		448,185		(792,709)		(344,524)

		1,593,303		(2,435,647)		(842,344)

Offsetting of deferred income tax assets and liabilities		(1,588,911)		1,588,911		—

	~~W~~	4,392	~~W~~	(846,736)	~~W~~	(842,344)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Assets		Liabilities		Net amount
Other provisions	~~W~~	109,721	~~W~~	—	~~W~~	109,721
Allowances for loan losses		3,327		(65)		3,262
Impairment losses on property and equipment		6,030		(2,032)		3,998
Share-based payments		17,655		—		17,655
Provisions for guarantees		20,298		—		20,298
Losses (gains) from valuation on derivative financial instruments		138,401		(13,485)		124,916
Present value discount		6,763		(2,380)		4,383
Losses (gains) from fair value hedged item		—		(25,873)		(25,873)
Accrued interest		—		(113,152)		(113,152)
Deferred loan origination fees and costs		506		(194,848)		(194,342)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,548)		(329,900)
Investments in subsidiaries and others		33,589		(78,586)		(44,997)
Losses (gains) on valuation of security investment		76,558		(181,638)		(105,080)
Defined benefit liabilities		494,572		—		494,572
Accrued expenses		272,190		—		272,190
Retirement insurance expense		17,559		(444,244)		(426,685)
Adjustments to the prepaid contributions		—		(19,033)		(19,033)
Derivative-linked securities		3,762		(74,765)		(71,003)
Others		360,754		(568,357)		(207,603)

		1,562,333		(2,050,709)		(488,376)

Offsetting of deferred income tax assets and liabilities		(1,558,175)		1,558,175		—

	~~W~~	4,158	~~W~~	(492,534)	~~W~~	(488,376)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

16. Assets Held for Sale

Details of assets held for sale as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	8,199	~~W~~	(1,450)	~~W~~	6,749	~~W~~	9,046
Buildings held for sale		3,165		(1,614)		1,551		1,551

	~~W~~	11,364	~~W~~	(3,064)	~~W~~	8,300	~~W~~	10,597

(In millions of Korean won)	December 31, 2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	16,048	~~W~~	(3,442)	~~W~~	12,606	~~W~~	16,552
Buildings held for sale		9,054		(4,708)		4,346		4,403

	~~W~~	25,102	~~W~~	(8,150)	~~W~~	16,952	~~W~~	20,955

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

17. Other Assets

Details of other assets as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Other financial assets
Other receivables	~~W~~	10,059,022	~~W~~	4,708,910
Accrued income		1,713,181		1,724,328
Guarantee deposits		1,151,843		1,182,686
Domestic exchange settlement debits		599,816		504,899
Others		138,836		125,380
Allowances		(104,488)		(106,275)
Present value discount		(6,479)		(6,372)

		13,551,731		8,133,556

Other non-financial assets
Other receivables		8,749		4,965
Prepaid expenses		196,385		205,394
Guarantee deposits		4,104		4,529
Insurance assets		1,627,060		1,362,877
Separate account assets		5,540,093		4,715,414
Others		1,939,541		1,347,580
Allowances		(24,237)		(24,780)

		9,291,695		7,615,979

	~~W~~	22,843,426	~~W~~	15,749,535

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in allowances on other assets for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Written-off		(5,356)		(148)		(5,504)
Provision		8,791		(395)		8,396
Others		(5,222)		—		(5,222)

Ending	~~W~~	104,488	~~W~~	24,237	~~W~~	128,725

(In millions of Korean won)	2018
	Other financial assets		Other non- financial assets		Total
Beginning[1]	~~W~~	109,899	~~W~~	32,018	~~W~~	141,917
Written-off		(36,990)		(1,741)		(38,731)
Provision		25,004		(1,966)		23,038
Others		1,285		—		1,285

Ending	~~W~~	99,198	~~W~~	28,311	~~W~~	127,509

[1]	Beginning balance has been restated in accordance with Korean IFRS 1109.

18. Financial liabilities at fair value through profit or loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	3,363,202
Other		87,801

		3,451,003

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		13,954,823

Total financial liabilities at fair value through profit or loss	~~W~~	17,405,826

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	2,745,906
Other		77,914

		2,823,820

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,503,039

Total financial liabilities at fair value through profit or loss	~~W~~	15,326,859

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Contractual cash flow amount	~~W~~	13,709,465	~~W~~	12,329,525
Carrying amount		13,954,823		12,503,039
Difference	~~W~~	(245,358)	~~W~~	(173,514)

19. Deposits

Details of deposits as at September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Demand deposits
Demand deposits in Korean won	~~W~~	120,061,694	~~W~~	115,602,691
Demand deposits in foreign currencies		7,611,433		6,887,280

		127,673,127		122,489,971

Time deposits
Time deposits in Korean won		149,096,618		145,336,136

		149,096,618		145,336,136

Time deposits in foreign currencies		6,790,502		5,501,887
Fair value adjustments on valuation of fair value hedged items		(15,596)		(89,264)

		6,774,906		5,412,623

		155,871,524		150,748,759

Certificates of deposits		5,092,053		3,531,719

Total deposits	~~W~~	288,636,704	~~W~~	276,770,449

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

20. Debts

Details of debts as at September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Borrowings	~~W~~	22,345,109	~~W~~	19,969,328
Repurchase agreements and others		9,340,631		11,954,491
Call money		1,870,095		1,081,015

	~~W~~	33,555,835	~~W~~	33,004,834

Details of borrowings as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	September 30, 2019		December 31, 2018
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	~~W~~	2,190,818	~~W~~	1,672,714
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00		1,680,151		1,745,940
	Borrowings from banks	Shinhan Bank and others	3.14 ~ 3.25		16,160		100,100
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 3.80		1,793,882		1,852,953
	Other borrowings	The Korea Development Bank and others	0.00 ~ 3.90		6,604,090		5,033,768

					12,285,101		10,405,475

Borrowings in foreign currencies	Due to banks	Woori Bank, Seoul and others	—		6,643		13,353
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 8.50		7,915,128		7,521,197
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	2.44 ~ 3.32		19,109		18,725
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 3.00		2,119,128		2,010,578

					10,060,008		9,563,853

				~~W~~	22,345,109	~~W~~	19,969,328

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

21. Debentures

Details of debentures as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Annual interest rate (%)	September 30, 2019		December 31, 2018
Debentures in Korean won
Structured debentures	1.65 ~ 5.86	~~W~~	1,554,972	~~W~~	1,296,860
Subordinated fixed rate debentures	2.96 ~ 4.35		3,387,085		3,437,729
Fixed rate debentures	1.17 ~ 3.79		38,832,914		42,203,545
Floating rate debentures	1.37 ~ 2.52		1,280,000		1,650,000

			45,054,971		48,588,134

Fair value adjustments on fair value hedged debentures in Korean won			23,294		19,252
Less: Discount on debentures in Korean won			(30,769)		(33,445)

			45,047,496		48,573,941

Debentures in foreign currencies
Floating rate debentures	2.58 ~ 3.11		2,311,301		1,791,868
Fixed rate debentures	1.78 ~ 4.50		3,167,905		2,951,251

			5,479,206		4,743,119

Fair value adjustments on fair value hedged debentures in foreign currencies			55,407		(24,073)

Less: Discount on debentures in foreign currencies			(16,481)		(14,290)

			5,518,132		4,704,756

		~~W~~	50,565,628	~~W~~	53,278,697

Changes in debentures based on face value for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,296,860	~~W~~	1,521,352	~~W~~	(1,263,240)	~~W~~	—	~~W~~	1,554,972
Subordinated fixed rate debentures		3,437,729		—		(50,644)		—		3,387,085
Fixed rate debentures		42,203,545		68,114,200		(71,484,831)		—		38,832,914
Floating rate debentures		1,650,000		270,000		(640,000)		—		1,280,000

		48,588,134		69,905,552		(73,438,715)		—		45,054,971

Debentures in foreign currencies
Floating rate debentures		1,791,868		532,380		(33,199)		20,252		2,311,301
Fixed rate debentures		2,951,251		560,639		(590,950)		246,965		3,167,905

		4,743,119		1,093,019		(624,149)		267,217		5,479,206

	~~W~~	53,331,253	~~W~~	70,998,571	~~W~~	(74,062,864)	~~W~~	267,217	~~W~~	50,534,177

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	869,294	~~W~~	2,400,257	~~W~~	(2,304,311)	~~W~~	—	~~W~~	965,240
Subordinated fixed rate debentures		2,913,411		300,000		(16,032)		—		3,197,379
Fixed rate debentures		36,823,365		105,270,400		(100,698,120)		—		41,395,645
Floating rate debentures		728,000		1,160,000		(125,000)		—		1,763,000

		41,334,070		109,130,657		(103,143,463)		—		47,321,264

Debentures in foreign currencies
Floating rate debentures		1,371,392		675,993		(271,110)		69,790		1,846,065
Fixed rate debentures		2,363,486		—		—		86,048		2,449,534

		3,734,878		675,993		(271,110)		155,838		4,295,599

	~~W~~	45,068,948	~~W~~	109,806,650	~~W~~	(103,414,573)	~~W~~	155,838	~~W~~	51,616,863

22. Provisions

Details of provisions as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Provisions for unused loan commitments	~~W~~	208,495	~~W~~	210,677
Provisions for payment guarantees		84,719		75,175
Provisions for financial guarantee contracts		6,594		4,275
Provisions for restoration cost		103,137		108,000
Others		126,061		127,732

	~~W~~	529,006	~~W~~	525,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in provisions for unused loan commitments and payment guarantees for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		31,002		(29,727)		(1,275)		359		(359)		—
Transfer to lifetime expected credit losses		(15,525)		15,900		(375)		(966)		1,050		(84)
Impairment		(349)		(1,384)		1,733		(24)		(280)		304
Provision (reversal) for credit losses		(21,657)		19,756		(1,466)		1,008		7,178		—
Others (change of exchange rate, etc.)		711		474		—		545		517		296

Ending	~~W~~	127,058	~~W~~	73,939	~~W~~	7,498	~~W~~	28,006	~~W~~	38,215	~~W~~	18,498

(In millions of Korean won)	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning[1]	~~W~~	124,487	~~W~~	63,407	~~W~~	7,746	~~W~~	41,637	~~W~~	39,628	~~W~~	18,744
Transfer between stages
Transfer to 12-month expected credit losses		22,762		(21,290)		(1,472)		502		(502)		—
Transfer to lifetime expected credit losses		(8,852)		9,131		(279)		(321)		463		(142)
Impairment		(407)		(1,023)		1,430		(6)		(45)		51
Provision (reversal) for credit losses		(10,943)		20,622		886		(8,111)		(11,138)		(3,882)
Others (change of exchange rate, etc.)		349		(44)		—		513		290		188

Ending	~~W~~	127,396	~~W~~	70,803	~~W~~	8,311	~~W~~	34,214	~~W~~	28,696	~~W~~	14,959

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning[1]	~~W~~	4,275	~~W~~	4,857
Provision (reversal)		2,396		(1,304)
Others		(77)		—

Ending	~~W~~	6,594	~~W~~	3,553

[1]	The beginning balance for 2018 has been restated in accordance with Korean IFRS 1109.

Changes in provisions for restoration cost for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning	~~W~~	108,000	~~W~~	95,194
Provision		4,067		5,870
Reversal		(7,011)		(1,798)
Used		(3,427)		(3,240)
Unwinding of discount		1,508		2,077

Ending	~~W~~	103,137	~~W~~	98,103

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Membership rewards program		Dormant accounts		Litigations		Others[1]		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	89,511	~~W~~	127,732
Increase		39,186		1,847		11,249		27,766		80,048
Decrease		(39,127)		(2,465)		(8,286)		(31,841)		(81,719)

Ending	~~W~~	12,713	~~W~~	3,759	~~W~~	24,153	~~W~~	85,436	~~W~~	126,061

[1]	As of September 30, 2019, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 25,188 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146
Increase		35,779		2,193		2,887		40		15,231		56,130
Decrease		(37,946)		(2,632)		(2,266)		(217)		(86,829)		(129,890)

Ending	~~W~~	12,945	~~W~~	4,611	~~W~~	24,384	~~W~~	—	~~W~~	87,446	~~W~~	129,386

[1]	As of September 30, 2018, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 25,183 million.

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in the net defined benefit liabilities for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		169,733		—		169,733
Interest expense (income)		36,595		(32,434)		4,161
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		7,896		7,896
Contributions		—		(23,800)		(23,800)
Payments from plans (benefit payments)		(137,629)		137,606		(23)
Payments from the Group		(26,821)		—		(26,821)
Transfer in		7,425		(7,425)		—
Transfer out		(7,517)		7,517		—
Effect of exchange rate changes		17		—		17
Others		(43)		(3)		(46)

Ending	~~W~~	2,214,020	~~W~~	(1,820,690)	~~W~~	393,330

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808
Current service cost		156,206		—		156,206
Past service cost[1]		25,933		—		25,933
Interest cost (income)		38,637		(35,765)		2,872
Remeasurements:
Actuarial gains and losses by changes in financial assumptions		(8,375)		—		(8,375)
Actuarial gains and losses by experience adjustments		(370)		—		(370)
Return on plan assets (excluding amounts included in interest income)		—		17,486		17,486
Contributions		—		(41,276)		(41,276)
Payments from plans (benefit payments)		(98,199)		98,192		(7)
Payments from the Group		(26,242)		—		(26,242)
Transfer in		8,195		(8,195)		—
Transfer out		(8,195)		8,195		—
Effect of exchange rate changes		9		—		9
Others		6,086		—		6,086

Ending	~~W~~	1,935,676	~~W~~	(1,649,546)	~~W~~	286,130

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of the net defined benefit liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Present value of defined benefit obligation	~~W~~	2,214,020	~~W~~	2,172,260
Fair value of plan assets		(1,820,690)		(1,910,047)

Net defined benefit liabilities	~~W~~	393,330	~~W~~	262,213

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Current service cost	~~W~~	169,733	~~W~~	156,206
Past service cost[1]		—		3,628
Net interest expenses of net defined benefit liabilities		4,161		2,872

Post-employment benefits[2]	~~W~~	173,894	~~W~~	162,706

[1]	During the nine-month period ended September 30, 2018, other provisions (amounting to ~~W~~ 22,305 million as of December 31, 2017) was replaced into net defined benefit liabilities.
[2]

Including post-employment benefits amounting to ~~W~~ 1,716 million recognized as other operating expense and post-employment benefits of ~~W~~ 89 million recognized as prepayment as of and for the nine-month period ended September 30, 2019, and post-employment benefits amounting to ~~W~~ 1,427 million recognized as other operating expense, and post-employment benefits of ~~W~~ 56 million recognized as prepayment as of and for the nine-month period ended September 30, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

24. Other Liabilities

Details of other liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Other financial liabilities
Other payables	~~W~~	14,423,955	~~W~~	7,910,887
Prepaid card and debit card		28,294		25,831
Accrued expenses		3,165,584		2,986,210
Financial guarantee liabilities		42,489		43,395
Deposits for letter of guarantees and others		854,473		685,451
Domestic exchange settlement credits		2,861,234		1,689,908
Foreign exchanges settlement credits		162,598		102,187
Borrowings from other business accounts		8,397		13,166
Other payables from trust accounts		5,250,726		5,285,108
Liability incurred from agency relationships		847,966		605,076
Account for agency businesses		817,402		460,949
Dividend payables		499		2,019
Lease liability		561,999		—
Others		973		18,120

		29,026,589		19,828,307

Other non-financial liabilities
Other payables		45,355		319,267
Unearned revenue		454,061		378,792
Accrued expenses		669,518		744,863
Deferred revenue on credit card points		205,012		187,459
Withholding taxes		110,732		137,236
Separate account liabilities		5,495,282		5,401,192
Others		195,887		203,880

		7,175,847		7,372,689

	~~W~~	36,202,436	~~W~~	27,200,996

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019		December 31, 2018
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In number of shares)	2019	2018
Beginning	395,551,297	399,037,583
Increase	—	—
Decrease	(5,916,962)	(2,803,909)

Ending	389,634,335	396,233,674

25.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	September 30, 2019		December 31, 2018
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	—
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,896		—

				~~W~~	399,205	~~W~~	—

Hybrid securities of ~~W~~ 574,580 million issued by KB Kookmin Bank are recognized as non-controlling interests and can be repaid every five years after the issuance date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

25.3 Capital Surplus

Details of capital surplus as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,413,640		4,412,718

	~~W~~	17,122,582	~~W~~	17,121,660

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Remeasurements of net defined benefit liabilities	~~W~~	(240,126)	~~W~~	(234,401)
Exchange differences on translating foreign operations		89,880		(5,784)
Net gains on financial instruments at fair value through other comprehensive income and reclassification to retained earnings		557,719		450,694
Shares of other comprehensive income of associates and joint ventures		4,574		(4,377)
Cash flow hedges		(37,957)		5,849
Losses on hedges of a net investment in a foreign operation		(54,251)		(33,092)
Other comprehensive income arising from separate account		44,180		15,017
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,539)		(8,954)
Net overlay adjustments		157,104		(7,146)

	~~W~~	500,584	~~W~~	177,806

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

25.5 Retained Earnings

Details of retained earnings as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Legal reserves[1]	~~W~~	482,806	~~W~~	390,216
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		17,813,362		15,910,225

	~~W~~	19,278,168	~~W~~	17,282,441

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit for the period after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,282,422	~~W~~	3,130,765
Non-controlling interests		3,280,908		1,354

	~~W~~	1,514	~~W~~	3,132,119

The adjustments to the regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won, except earnings per share)	2019				2018
	Three months		Nine months		Three months		Nine months
Provision (Reversal) of regulatory reserve for credit losses[1]	~~W~~	18,262	~~W~~	150,143	~~W~~	90,424	~~W~~	302,814
Adjusted profit after provision of regulatory reserve for credit losses[2]		918,766		2,623,729		863,345		2,565,938
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		2,358		6,699		2,179		6,469
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		2,342		6,652		2,167		6,432

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

[1]

The amount expected to be appropriated for the three-month and nine-month periods ended September 30, 2018 is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

25.6 Treasury Shares

Changes in treasury shares outstanding for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In number of shares and millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		5,916,962		—		28,477,202
Carrying amount	~~W~~	(968,549)	~~W~~	(267,639)	~~W~~	—	~~W~~	(1,236,188)

(In number of shares and millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		19,073,954		2,803,909		—		21,877,863
Carrying amount	~~W~~	(755,973)	~~W~~	(180,221)	~~W~~	—	~~W~~	(936,194)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

26. Net Interest Income

Details of interest income and interest expense for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Nine months
Interest income
Deposits at fair value through profit or loss	~~W~~	(1,222)	~~W~~	2,387
Securities measured at fair value through profit or loss		164,165		505,106
Loans measured at fair value through profit or loss		7,561		29,863
Securities measured at fair value through other comprehensive income		196,630		581,419
Loans measured at fair value through other comprehensive income		3,691		11,136
Deposits at amortized cost		42,881		114,374
Securities at amortized cost		148,156		448,735
Loans at amortized cost		3,075,000		9,212,946
Other		34,735		106,020

		3,671,597		11,011,986

Interest expenses
Deposits		863,816		2,650,889
Debts		150,415		455,857
Debentures		307,214		940,925
Other		30,732		95,728

		1,352,177		4,143,399

Net interest income	~~W~~	2,319,420	~~W~~	6,868,587

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Three months		Nine months
Interest income
Deposits at fair value through profit or loss	~~W~~	1,689	~~W~~	6,399
Securities measured at fair value through profit or loss		185,355		515,526
Loans measured at fair value through profit or loss		7,866		19,141
Securities measured at fair value through other comprehensive income		180,569		530,362
Deposits at amortized cost		27,140		80,088
Securities at amortized cost		157,326		455,248
Loans at amortized cost		2,924,775		8,378,795
Other		30,343		87,518

		3,515,063		10,073,077

Interest expenses
Deposits		796,411		2,188,502
Debts		147,970		387,760
Debentures		295,994		834,905
Other		23,389		70,456

		1,263,764		3,481,623

Net interest income	~~W~~	2,251,299	~~W~~	6,591,454

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	56,123	~~W~~	163,593	~~W~~	51,893	~~W~~	154,545
Lending activity fees		21,356		61,148		17,409		54,928
Credit card and debit card related fees and commissions[1]		329,871		960,960		339,883		988,985
Agent activity fees		42,396		123,689		43,611		111,485
Trust and other fiduciary fees		90,763		294,373		67,588		300,199
Fund management related fees		37,749		116,148		33,432		98,009
Guarantee fees		9,604		34,087		11,410		31,049
Foreign currency related fees		35,111		102,254		29,002		92,121
Commissions from transfer agent services		38,520		111,602		34,202		134,350
Other business account commission on consignment		8,564		28,094		8,981		28,753
Commissions received on securities business		109,236		321,185		111,361		424,927
Lease fees		115,490		314,879		69,041		168,893
Other		72,146		212,393		74,869		233,325

		966,929		2,844,405		892,682		2,821,569

Fee and commission expense
Trading activity related fees[2]		7,095		21,034		7,281		24,332
Lending activity fees		7,566		19,157		6,076		16,368
Credit card and debit card related fees and commissions[1]		227,736		671,203		232,852		663,820
Outsourcing related fees		47,123		137,208		42,466		118,761
Foreign currency related fees		12,707		32,789		9,777		31,466
Other		83,886		246,520		71,262		219,145

		386,113		1,127,911		369,714		1,073,892

Net fee and commission income	~~W~~	580,816	~~W~~	1,716,494	~~W~~	522,968	~~W~~	1,747,677

[1]

The amount for the three-month and nine-month periods ended September 30, 2018 has been restated by deducting the amount of service expenses provided to the members from credit card and debit card related fee income and expense in accordance with Korean IFRS 1115, Revenue from contracts with customers.

[2]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Nine months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	378,206	~~W~~	1,393,487
Equity securities		77,754		281,457

		455,960		1,674,944

Derivatives held for trading
Interest rate		1,037,282		2,946,776
Currency		2,197,003		5,299,289
Stock or stock index		444,758		1,849,185
Credit		5,629		30,187
Commodity		1,708		12,982
Other		28,634		186,574

		3,715,014		10,324,993

Financial liabilities at fair value through profit or loss		46,097		74,703

Other financial instruments		2,849		2,919

	~~W~~	4,219,920	~~W~~	12,077,559

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	215,606	~~W~~	403,334
Equity securities		69,171		248,493

		284,777		651,827

Derivatives held for trading
Interest rate		1,094,471		3,090,359
Currency		2,117,509		5,171,353
Stock or stock index		319,334		1,161,533
Credit		5,471		30,741
Commodity		1,592		7,810
Other		35,083		81,103

		3,573,460		9,542,899

Financial liabilities at fair value through profit or loss		32,033		111,736

Other financial instruments		2,814		2,837

	~~W~~	3,893,084	~~W~~	10,309,299

Net gains or losses on financial instruments held for trading	~~W~~	326,836	~~W~~	1,768,260

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Three months		Nine months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	319,667	~~W~~	1,103,913
Equity securities		128,145		407,979

		447,812		1,511,892

Derivatives held for trading
Interest rate		518,713		1,376,072
Currency		303,336		3,016,852
Stock or stock index		338,315		1,081,190
Credit		13,184		35,403
Commodity		1,156		5,305
Other		24,792		79,091

		1,199,496		5,593,913

Financial liabilities at fair value through profit or loss		(9,164)		63,001

Other financial instruments		10		12

	~~W~~	1,638,154	~~W~~	7,168,818

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	85,147	~~W~~	523,642
Equity securities		50,797		315,218

		135,944		838,860

Derivatives held for trading
Interest rate		630,860		1,545,502
Currency		242,362		2,823,933
Stock or stock index		204,724		1,037,992
Credit		13,664		34,335
Commodity		1,653		6,974
Other		7,094		69,712

		1,100,357		5,518,448

Financial liabilities at fair value through profit or loss		49,486		96,159

Other financial instruments		4		34

	~~W~~	1,285,790	~~W~~	6,453,501

Net gains or losses on financial instruments held for trading	~~W~~	352,363	~~W~~	715,317

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Nine months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	100,618	~~W~~	322,892

		100,618		322,892

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		322,778		1,657,391

		322,778		1,657,391

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(222,160)	~~W~~	(1,334,499)

(In millions of Korean won)	2018
	Three months		Nine months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	103,799	~~W~~	415,920

		103,799		415,920

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		(250)		4,655
Financial liabilities designated at fair value through profit or loss		274,235		727,687

		273,985		732,342

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(170,186)	~~W~~	(316,422)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Nine months
Other operating income
Revenue related to financial assets measured at fair value through other comprehensive income
Gain on redemption of financial assets measured at fair value through other comprehensive income	~~W~~	—	~~W~~	50
Gain on sale of financial assets measured at fair value through other comprehensive income		95,478		192,905

		95,478		192,955

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		24,137		65,395

		24,137		65,395

Gain on foreign exchange transactions		742,970		1,776,275
Dividend income		5,652		50,804
Others		137,653		394,034

		1,005,890		2,479,463

Other operating expenses
Expenses related to financial assets measured at fair value through other comprehensive income
Losses on sale of financial assets measured at fair value through other comprehensive income		1,911		2,453

		1,911		2,453

Financial assets at amortized cost
Loss on sale of loans at amortized cost		1,419		4,809

		1,419		4,809

Loss on foreign exchanges transactions		668,859		1,589,465
Others		538,298		1,567,844

		1,210,487		3,164,571

Net other operating expenses	~~W~~	(204,597)	~~W~~	(685,108)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Three months		Nine months
Other operating income
Revenue related to financial assets measured at fair value through other comprehensive income
Gain on redemption of financial assets measured at fair value through other comprehensive income	~~W~~	197	~~W~~	259
Gain on sale of financial assets measured at fair value through other comprehensive income		50,620		84,828

		50,817		85,087

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		11,635		40,650

		11,635		40,650

Gain on foreign exchange transactions		263,842		1,101,451
Dividend income		4,587		74,001
Others		(844)		287,052

		330,037		1,588,241

Other operating expenses
Expenses related to financial assets measured at fair value through other comprehensive income
Losses on redemption of financial assets measured at fair value through other comprehensive income		—		17
Losses on sale of financial assets measured at fair value through other comprehensive income		1,907		10,747

		1,907		10,764

Financial assets at amortized cost
Loss on sale of loans at amortized cost		600		4,084

		600		4,084

Loss on foreign exchanges transactions		229,221		1,065,943
Others		372,282		1,307,808

		604,010		2,388,599

Net other operating expenses	~~W~~	(273,973)	~~W~~	(800,358)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	605,829	~~W~~	1,847,355	~~W~~	574,076	~~W~~	1,738,792
Salaries and short-term employee benefits - others		180,078		665,103		185,199		690,704
Post-employment benefits - defined benefit plans		57,460		172,089		52,539		161,223
Post-employment benefits - defined contribution plans		7,489		20,492		4,751		14,642
Termination benefits		18,652		63,775		300		5,369
Share-based payments		14,625		27,952		11,959		13,775

		884,133		2,796,766		828,824		2,624,505

Depreciation and amortization		195,183		558,277		102,113		279,816

Other general and administrative expenses
Rental expense		27,334		81,796		92,848		264,937
Tax and dues		54,638		184,017		46,388		160,619
Communication		11,347		34,892		10,302		31,969
Electricity and utilities		9,073		21,767		8,382		23,224
Publication		3,386		10,808		3,598		11,712
Repairs and maintenance		7,089		17,300		5,917		16,363
Vehicle		3,035		8,278		3,260		9,022
Travel		5,117		15,974		4,612		13,940
Training		7,677		20,876		6,964		19,235
Service fees		55,951		156,638		57,465		153,136
Electronic data processing expenses		65,650		188,116		49,319		139,966
Advertising		55,446		150,425		49,155		145,025
Others		70,792		210,766		61,393		180,802

		376,535		1,101,653		399,603		1,169,950

	~~W~~	1,455,851	~~W~~	4,456,696	~~W~~	1,330,540	~~W~~	4,074,271

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of September 30, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 18	Jul. 17, 2017	7,826	Services fulfillment, Market performance[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Market performance[3] 35% and non-market performance[5] 65%
Series 20	Jan. 01, 2018	38,826	Services fulfillment, Market performance[3] 30~50% and non-market performance[4] 50~70%
Series 21	Jan. 01, 2019	29,859	Services fulfillment, Market performance[3] 30% and non-market performance[4] 70%
Series 22	Apr. 01, 2019	3,227	Services fulfillment, Market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,392	Services fulfillment, Market performance[3] 30% and non-market performance[4] 70%
Deferred grant	2012	5,415	Satisfied
	2013	588	Satisfied
	2015	10,043	Satisfied
	2016	12,093	Satisfied
	2017	57,746	Satisfied
	2018	8,057	Satisfied

		221,962

Kookmin Bank
Series 72	Aug. 28, 2017	6,742	Services fulfillment, Market performance[3] 30~50% and non-market performance[4] 50~70%
Series 73	Nov. 21, 2017	27,786	Services fulfillment, Market performance[3] 30% and non-market performance[6] 70%
Series 74	Jan. 01, 2018	134,465	Services fulfillment, Market performance[3] 30~50% and non-market performance[4] 50~70%
Series 75	Jan. 01, 2019	234,711	Services fulfillment, Market performance[3] 30~50% and non-market performance[4] 50~70%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, Market performance[3] 30~50% and non-market performance[4] 50~70%
Series 77	May 27, 2019	5,569	Services fulfillment, Market performance[3] 30~50% and non-market performance[4] 50~70%
Deferred grant in 2015	—	4,756	Satisfied
Deferred grant in 2016	—	65,419	Satisfied
Deferred grant in 2017	—	106,212	Satisfied
Deferred grant in 2018	—	97,244	Satisfied

		688,284

Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, Market performance[3] 10~50% and non-market performance4, 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	1,007
Stock granted in 2014	—	1,223
Stock granted in 2015	—	4,456
Stock granted in 2016	—	21,467
Stock granted in 2017	—	81,243
Stock granted in 2018	—	256,814
Stock granted in 2019	—	253,530

		620,412

		1,530,658

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of September 30, 2019).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of stock grants linked to short-term performance as of September 30, 2019, are as follows:

	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	322	Satisfied
Stock granted in 2011	1,728	Satisfied
Stock granted in 2012	2,642	Satisfied
Stock granted in 2013	474	Satisfied
Stock granted in 2015	9,690	Satisfied
Stock granted in 2016	11,783	Satisfied
Stock granted in 2017	12,273	Satisfied
Stock granted in 2018	20,664	Satisfied
Stock granted in 2019	25,550	Proportional to service period
Kookmin Bank
Stock granted in 2015	15,831	Satisfied
Stock granted in 2016	52,855	Satisfied
Stock granted in 2017	55,490	Satisfied
Stock granted in 2018	109,296	Satisfied
Stock granted in 2019	94,223	Proportional to service period
Stock granted in 2015	16,922	Satisfied
Stock granted in 2016	94,198	Satisfied
Stock granted in 2017	238,234	Satisfied
Stock granted in 2018	458,338	Satisfied
Stock granted in 2019	238,893	Proportional to service period

	1,459,406

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of September 30, 2019 and December 31, 2018, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 104,782 million and ~~W~~ 111,058 million, respectively. The Group recognized the compensation costs of ~~W~~ 27,952 million and ~~W~~ 13,775 million respectively for the nine-month periods ended September 30, 2019 and 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

30.2.2 Mileage Stocks

Details of Mileage stock as of September 30, 2019, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
Stock granted in 2016	Oct. 07, 2016	106	0.00~0.02	55
	Nov. 01, 2016	118	0.00~0.09	24
	Dec. 07, 2016	211	0.00~0.19	85
	Dec. 08, 2016	43	0.00~0.19	25
	Dec. 15, 2016	12	0.00~0.21	12
	Dec. 20, 2016	309	0.00~0.22	150
	Dec. 28, 2016	76	0.00~0.24	33
	Dec. 30, 2016	210	0.00~0.25	56
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~0.28	11,780
	Feb. 03, 2017	43	0.00~0.35	28
	Apr. 03, 2017	82	0.00~0.51	61
	May 22, 2017	20	0.00~0.64	20
	July 03, 2017	52	0.00~0.76	52
	Aug. 07, 2017	29	0.00~0.85	19
	Aug. 08, 2017	5	0.00~0.85	2
	Aug. 16, 2017	204	0.00~0.88	156
	Aug. 17, 2017	40	0.00~0.88	24
	Aug. 24, 2017	387	0.00~0.90	294
	Sep. 08, 2017	83	0.00~0.94	73
	Nov. 01, 2017	120	0.00~1.09	103
	Nov. 06, 2017	106	0.00~1.10	106
	Dec. 06, 2017	105	0.00~1.18	83
	Dec. 26, 2017	255	0.00~1.24	180
	Dec. 29, 2017	114	0.00~1.25	74
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~1.28	15,716
	Feb. 12, 2018	9	0.00~1.37	7
	Apr. 02, 2018	115	0.00~1.50	99
	Apr. 30, 2018	86	0.00~1.58	74
	May 08, 2018	170	0.00~1.60	153
	June 01, 2018	140	0.00~1.67	126
	July 02, 2018	180	0.00~1.75	123
	Aug. 07, 2018	194	0.00~1.85	190
	Aug. 09, 2018	47	0.00~1.86	43
	Aug. 14, 2018	30	0.00~1.87	30
	Aug. 16, 2018	130	0.00~1.88	126
	Sep. 07, 2018	106	0.00~1.94	106
	Oct. 04, 2018	129	0.00~2.01	115
	Nov. 01, 2018	258	0.00~2.09	258
	Nov. 06, 2018	236	0.00~2.10	232
	Dec. 03, 2018	132	0.00~2.18	132
	Dec. 04, 2018	21	0.00~2.18	21
	Dec. 07, 2018	91	0.00~2.19	91
	Dec. 12, 2018	64	0.00~2.20	57
	Dec. 18, 2018	271	0.00~2.22	271
	Dec. 19, 2018	42	0.00~2.22	42
	Dec. 31, 2018	127	0.00~2.25	127
Stock granted in 2019	Jan. 08, 2019	12,601	0.00~2.27	12,146
	Jan. 11, 2019	13,978	0.00~2.28	13,471
	Feb. 01, 2019	12	0.00~2.34	12
	Apr. 01, 2019	167	0.00~2.50	167
	Apr. 18, 2019	105	0.00~2.55	105
	Apr. 22, 2019	33	0.00~2.56	33
	July 01, 2019	109	0.00~2.75	109
	Aug. 29, 2019	39	0.00~2.91	39

	Sep. 02, 2019	50	0.00~2.92	50

		80,524		57,768

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of September 30, 2019. These shares may be vested immediately at grant date.

As of September 30, 2019 and December 31, 2018, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,466 million and ~~W~~ 2,283 million, respectively, and the compensation costs amounting to ~~W~~ 1,034 million and ~~W~~ 1,282 million were recognized for the nine-month periods ended September 30, 2019 and 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Other non-operating income
Gain on disposal of property and equipment	~~W~~	491	~~W~~	29,192	~~W~~	205	~~W~~	33,154
Rent received		24,490		64,594		12,356		30,895
Profit on disposal of non-current assets held for sale		1,441		1,441		—		118,765
Others		6,567		58,615		8,103		30,168

		32,989		153,842		20,664		212,982

Other non-operating expenses
Loss on disposal in property and equipment		191		4,615		662		5,433
Donation		10,237		50,130		8,889		86,540
Restoration cost		(630)		2,040		2,552		3,887
Management cost for special bonds		764		2,384		765		2,393
Others		11,611		33,298		12,550		36,837

		22,173		92,467		25,418		135,090

Net other non-operating income (expenses)	~~W~~	10,816	~~W~~	61,375	~~W~~	(4,754)	~~W~~	77,892

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

32. Income Tax Expense

Income tax expense for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Tax payable
Current tax expense	~~W~~	807,226	~~W~~	922,089
Adjustments recognized in the period for current tax of prior years		(51,327)		(36,548)

		755,899		885,541

Changes in deferred income tax assets (liabilities)		353,968		237,024

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		2,171		2,401
Exchange differences on translating foreign operation		(21,118)		(10,745)
Financial assets measured at fair value through other comprehensive income		(39,218)		(35,691)
Shares of other comprehensive income of associates and joint ventures		(3,378)		1,175
Cash flow hedges		14,599		(6,031)
Hedges of net investments in foreign operations		8,029		8,592
Other comprehensive income of separate account		(11,087)		(6,504)
Profit or loss related with credit risk change of financial liabilities designated at fair value		4,394		64
Net overlay adjustments		(64,429)		30,413

		(110,037)		(16,326)

Others		6,983		—

Tax expense	~~W~~	1,006,813	~~W~~	1,106,239

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2018, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 759,736 million were paid in April 2019. The dividends paid to the shareholders of the Parent Company in 2018 were ~~W~~ 766,728 million (~~W~~ 1,920 per share).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Reclassification to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(7,896)	~~W~~	—	~~W~~	—	~~W~~	2,171	~~W~~	(240,126)
Exchange differences on translating foreign operations		(5,784)		111,429		5,353		—		(21,118)		89,880
Net gains on financial instruments at fair value through other comprehensive income		450,694		215,400		(94,549)		25,392		(39,218)		557,719
Shares of other comprehensive income of associates and joint ventures		(4,377)		12,329		—		—		(3,378)		4,574
Cash flow hedges		5,849		(95,583)		37,178		—		14,599		(37,957)
Losses on hedges of a net investment in a foreign operation		(33,092)		(30,505)		1,317		—		8,029		(54,251)
Other comprehensive income arising from separate account		15,017		45,911		(5,661)		—		(11,087)		44,180
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,954)		(15,979)		—		—		4,394		(20,539)
Net overlay adjustments		(7,146)		234,529		(5,850)		—		(64,429)		157,104

	~~W~~	177,806	~~W~~	469,635	~~W~~	(62,212)	~~W~~	25,392	~~W~~	(110,037)	~~W~~	500,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	(8,718)	~~W~~	—	~~W~~	2,401	~~W~~	(102,702)
Exchange differences on translating foreign operations		(54,700)		46,052		—		(10,745)		(19,393)
Net gains on financial instruments at fair value through other comprehensive income		362,681		113,787		15,963		(35,691)		456,740
Shares of other comprehensive income of associates and joint ventures		(644)		(4,276)		—		1,175		(3,745)
Cash flow hedges		14,887		(4,882)		20,463		(6,031)		24,437
Losses on hedges of a net investment in a foreign operation		(5,958)		(31,241)		—		8,592		(28,607)
Other comprehensive income arising from separate account		(13,692)		22,560		1,091		(6,504)		3,455
Fair value changes on financial liabilities designated at fair value due to own credit risk		(10,438)		(233)		—		64		(10,607)
Net overlay adjustments		(7,559)		(87,468)		(24,752)		30,413		(89,366)

	~~W~~	188,192	~~W~~	45,581	~~W~~	12,765	~~W~~	(16,326)	~~W~~	230,212

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

35. Earnings per Share

35.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month and nine-month periods ended September 30, 2019 and 2018.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2019
	Three months	Nine months
Number of issued shares	418,111,537	418,111,537
Acquisition of treasury shares	(28,477,202)	(26,475,254)

Weighted average number of ordinary shares outstanding	389,634,335	391,636,283

(In number of shares)	2018
	Three months	Nine months
Number of issued shares	418,111,537	418,111,537
Acquisition of treasury shares	(21,877,863)	(21,487,116)

Weighted average number of ordinary shares outstanding	396,233,674	396,624,421

Basic earnings per share:

(In Korean won and in number of shares)	2019
	Three months		Nine months
Profit attributable to shareholders of the parent company	~~W~~	940,283,781,195	~~W~~	2,777,128,189,342
Dividends on hybrid securities		3,256,250,000		3,256,250,000

Profit attributable to ordinary shares (A)	~~W~~	937,027,531,195	~~W~~	2,773,871,939,342
Weighted average number of ordinary shares outstanding (B)		389,634,335		391,636,283
Basic earnings per share (C = A / B)	~~W~~	2,405	~~W~~	7,083

(In Korean won and in number of shares)	2018
	Three months		Nine months
Profit attributable to ordinary shares (A)	~~W~~	953,769,374,067	~~W~~	2,868,752,030,474
Weighted average number of ordinary shares outstanding (B)		396,233,674		396,624,421
Basic earnings per share (C = A / B)	~~W~~	2,407	~~W~~	7,233

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(In Korean won)	2019
	Three months		Nine months
Profit attributable to ordinary shares[1]	~~W~~	937,027,531,195	~~W~~	2,773,871,939,342
Adjustment		—		—
Adjusted profit for diluted earnings	~~W~~	937,027,531,195	~~W~~	2,773,871,939,342

[1]	Profit for the period after deducting dividends on hybrid securities

(In Korean won)	2018
	Three months		Nine months
Profit attributable to ordinary shares	~~W~~	953,769,374,067	~~W~~	2,868,752,030,474
Adjustment		—		—
Adjusted profit for diluted earnings	~~W~~	953,769,374,067	~~W~~	2,868,752,030,474

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In number of shares)	2019
	Three months	Nine months
Weighted average number of ordinary shares outstanding	389,634,335	391,636,283
Adjustment
Stock grants	2,608,479	2,801,308
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	392,242,814	394,437,591

(In number of shares)	2018
	Three months	Nine months
Weighted average number of ordinary shares outstanding	396,233,674	396,624,421
Adjustment
Stock grants	2,130,765	2,304,578
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,364,439	398,928,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Diluted earnings per share for the three-month and the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in Korean won and in number of shares)	2019
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	937,027,531,195	~~W~~	2,773,871,939,342
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,242,814		394,437,591
Diluted earnings per share	~~W~~	2,389	~~W~~	7,032

(in Korean won and in number of shares)	2018
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	953,769,374,067	~~W~~	2,868,752,030,474
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,364,439		398,928,999
Diluted earnings per share	~~W~~	2,394	~~W~~	7,191

36. Insurance Contracts

36.1 Insurance Liabilities

Details of insurance liabilities as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	23,460,087	~~W~~	7,006,436	~~W~~	—	~~W~~	30,466,523
Reserve for outstanding claims		2,259,086		112,939		2,434		2,374,459
Unearned premium reserve		1,519,374		6,254		699		1,526,327
Reserve for participating policyholders’ dividends		100,577		27,444		—		128,021
Unallocated Divisible Surplus to Future Policyholders		58,210		5,264		—		63,474
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		6,196		—		25,606
Guarantee reserve		—		15,659		—		15,659

	~~W~~	27,416,744	~~W~~	7,180,192	~~W~~	3,133	~~W~~	34,600,069

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	22,333,503	~~W~~	7,214,765	~~W~~	—	~~W~~	29,548,268
Reserve for outstanding claims		2,152,018		89,400		3,417		2,244,835
Unearned premium reserve		1,393,570		2,199		983		1,396,752
Reserve for participating policyholders’ dividends		104,461		30,187		—		134,648
Unallocated Divisible Surplus to Future Policyholders		40,690		4,290		—		44,980
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,644		—		25,054
Guarantee reserve		—		18,412		—		18,412

	~~W~~	26,043,652	~~W~~	7,364,897	~~W~~	4,400	~~W~~	33,412,949

36.2 Insurance Income and Expense

Insurance income and expenses for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Insurance Income
Premium income	~~W~~	8,352,630	~~W~~	8,029,106
Reinsurance income		616,105		514,011
Reversal of policy reserves		1,268		525
Separate account income		150,208		303,520
Income of change in reinsurance assets		74,026		73,490
Other insurance income		8,677		7,590

		9,202,914		8,928,242

Insurance Expense
Insurance claims paid		3,705,132		3,090,571
Dividend expense		7,304		7,085
Refunds of surrender value		2,138,165		2,152,183
Reinsurance expense		754,363		700,734
Provision of policy reserves		1,170,023		1,346,895
Separate account expenses		98,766		229,786
Insurance operating expenses		338,292		313,405
Deferred acquisition costs		501,808		450,411
Expenses of change in reinsurance assets		301		(601)
Claim survey expenses paid		36,194		28,142
Other insurance expenses		152,119		165,919

		8,902,467		8,484,530

Net insurance income	~~W~~	300,447	~~W~~	443,712

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

36.3 The Overlay Approach

The Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109.

Details of financial assets applied “The Overlay Approach” as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	170,995	~~W~~	172,777
Debt securities		7,996,547		7,044,081
Equity securities		46,983		81,949

	~~W~~	8,214,525	~~W~~	7,298,807

Changes of net overlay adjustments for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Beginning	~~W~~	(7,146)
Recognization of other comprehensive income due to acquisition and valuation		168,491
Reclassfication to profit or loss due to disposal		(4,241)

Ending	~~W~~	157,104

(In millions of Korean won)	2018
Beginning[1]	~~W~~	(7,559)
Recognization of other comprehensive loss due to acquisition and valuation		(63,862)
Reclassfication to profit or loss due to disposal		(17,945)

Ending	~~W~~	(89,366)

[1]	Calculated based on Korean IFRS 1109
[2]	Amounts are net of tax

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

37. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Cash	~~W~~	2,436,556	~~W~~	2,186,035
Checks with other banks		538,007		872,166
Due from Bank of Korea		9,661,652		9,098,891
Due from other financial institutions		9,368,368		8,117,398

		22,004,583		20,274,490

Due from financial institutions at fair value through profit or loss		280,630		381,718

		22,285,213		20,656,208

Restricted cash from financial institutions		(14,198,627)		(12,347,627)
Due from financial institutions with original maturities over three months		(2,430,024)		(1,665,765)

		(16,628,651)		(14,013,392)

	~~W~~	5,656,562	~~W~~	6,642,816

Cash inflows and outflows from income tax, interests and dividends for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	Activity	2019		2018
Income tax paid	Operating	~~W~~	1,008,423	~~W~~	589,559
Interest received	Operating		11,286,669		9,007,165
Interest paid	Operating		3,981,127		2,842,425
Dividends received	Operating		177,243		147,763
Dividends paid	Financial		762,992		766,728

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

38. Contingent Liabilities and Commitments

Details of payment guarantees as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	196,013	~~W~~	196,517
Other payment guarantees		733,792		597,636

		929,805		794,153

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		109,809		208,926
Letter of guarantees		54,970		53,210
Bid bond		39,403		51,528
Performance bond		597,167		604,311
Refund guarantees		899,470		592,925
Other payment guarantees in foreign currency		2,868,122		2,539,900

		4,568,941		4,050,800

Financial guarantees
Payment guarantees for mortgage		49,284		50,497
Overseas debt guarantees		353,490		311,796
International financing guarantees in foreign currencies		240,689		110,070
Other financing payment guarantees		230,000		270,000

		873,463		742,363

		6,372,209		5,587,316

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,841,350		1,745,340
Refund guarantees		824,827		686,843

		2,666,177		2,432,183

	~~W~~	9,038,386	~~W~~	8,019,499

Commitments as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019		December 31, 2018
Commitments
Corporate loan commitments	~~W~~	38,351,580	~~W~~	37,340,727
Retail loan commitments		42,442,784		41,335,454
Credit line on credit cards		59,534,844		54,488,133
Purchase of other security investment and others		5,070,888		5,426,058

		145,400,096		138,590,372

Financial Guarantees
Credit line		2,080,123		2,447,369
Purchase of security investment		441,000		436,800

		2,521,123		2,884,169

	~~W~~	147,921,219	~~W~~	141,474,541

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Other Matters (including litigation)

a) The Group has filed 93 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 387,424 million, and faces 313 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 199,641 million, which arose in the normal course of the business and are still pending as of September 30, 2019.

b) Kookmin bank made a construction contract building the integrated company building, amounting to ~~W~~ 151,280 million; for the period ended September 30, 2019, the Bank has paid ~~W~~ 25,003 million.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 372 million and ~~W~~ 372 million as of September 30, 2019 and December 31, 2018, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary nine-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 102 and 113 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 5,359 million and ~~W~~ 6,906 million as of September 30, 2019. A provision liability of ~~W~~ 8,083 million and ~~W~~ 9,888 million have been recognized for these pending lawsuits. In addition, the Group took out the personal information protection liability insurance, and recognized as receivables for the amount of ~~W~~ 3,500 million of insurance coverage for lawsuits. On the other hand, the further appeals can be filed against the Group, however, the final outcome cannot be reasonably measured.

e) As of September 30, 2019, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the rights for those to a third party without the written consent of Kolao Holdings for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired.

f) KB Securities is a professional private equity investment firm which sells private investment funds that loans capital to corporations (borrowers) who invest in rental apartment of disables in Australia. KB Securities sold ~~W~~ 326,500 million in funds and trusts to individuals and institutional investors. However, KB Securities is in probable of a loss of investment principal because the operation of the funds became impossible due to a contract breach of a local borrower.

g) As of September 30, 2019, the Group has funds operated by Lime Asset Management and Portfolio Index Swap (PIS) contracts associated with the fund. Subsequent to September 30, 2019, redemption delay occurred from some funds.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

39. Subsidiaries

Details of subsidiaries as of September 30, 2019, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00%	Korea	Sep. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00%	Korea	Sep. 30	Financial investment
	KB Insurance Co., Ltd.	100.00%	Korea	Sep. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00%	Korea	Sep. 30	Credit card and installment finance
	KB Asset Management Co., Ltd.	100.00%	Korea	Sep. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00%	Korea	Sep. 30	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00%	Korea	Sep. 30	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00%	Korea	Sep. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00%	Korea	Sep. 30	Savings banking
	KB Investment Co., Ltd.	100.00%	Korea	Sep. 30	Capital investment
	KB Data System Co., Ltd.	100.00%	Korea	Sep. 30	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00%	Korea	Sep. 30	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00%	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London)[6]	100.00%	United Kingdom	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00%	China	Sep. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00%	Myanmar	Sep. 30	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 37 others[2]	—	Korea	Sep. 30	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

	KB Haeoreum private securities investment trust 83 (Bond)	99.90%	Korea	Sep. 30	Capital investment
	Kiwoom Frontier Private placement fund 10 [Bond]	99.85%	Korea	Sep. 30	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8	99.93%	Korea	Sep. 30	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.91%	Korea	Sep. 30	Capital investment
	NH-AMUNDI Global Private Securities Investment Trust 1USD(BOND)]	77.78%	Korea	Sep. 30	Capital investment
	AIP US Red Private Real Estate Trust NO. 10	99.97%	Korea	Sep. 30	Capital investment
	KB Korea Short Term Premium Private Securities 5 [3]	50.00%	Korea	Sep. 30	Capital investment
	KB Leaders Specialized Private Securities Investment Trust No. 10 (bond)	100.00%	Korea	Sep. 30	Capital investment
	KB Europe Renewable Specialized Investment[3]	50.00%	Korea	Sep. 30	Capital investment
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00%	United States of America	Sep. 30	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00%	China	Sep. 30	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.70%	Vietnam	Sep. 30	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 70 others[2]	—	Korea	Sep. 30	Asset-backed securitization
	KB NA COMPASS Energy Private Special Asset Fund[3]	29.67%	Korea	Sep. 30	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No. 1	98.76%	Korea	Sep. 30	Capital investment
	Hyundai Strong Korea Equity Trust No. 1	99.36%	Korea	Sep. 30	Capital investment
	Hyundai Kidzania Equity Feeder Trust No. 1	79.32%	Korea	Sep. 30	Capital investment
	Hyundai Value Plus Equity Feeder Trust No. 1	99.65%	Korea	Sep. 30	Capital investment
	Hyundai Strong-small Corporate Trust No. 1	91.32%	Korea	Sep. 30	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100.00%	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

	JB New Jersey Private Real Estate Investment Trust No. 1	98.15%	Korea	Sep. 30	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00%	Korea	Sep. 30	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No. 1	99.99%	Korea	Sep. 30	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100.00%	Korea	Sep. 30	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No. 1	82.06%	Korea	Sep. 30	Capital investment
	DGB Private real estate Investment Trust No. 8	98.77%	Korea	Sep. 30	Capital investment
	Aquila Global Real Assets Fund No. 1 LP	99.96%	Cayman islands	Sep. 30	Capital investment
	Mangrove Feeder Fund	100.00%	Cayman islands	Sep. 30	Capital investment
	LB Irealand Private Real Estate Investment Trust 8	99.64%	Korea	Sep. 30	Capital investment
	KTB Aircraft Private Investment Trust No. 21-1	99.61%	Korea	Sep. 30	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No. 15	99.50%	Korea	Sep. 30	Capital investment
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No. 38	54.84%	Korea	Sep. 30	Capital investment
	Hyundai Strong-small Corporate Trust [Stock]	80.13%	Korea	Sep. 30	Capital investment
	Capstone US Professional Investment Private Fund #6	99.79%	Korea	Sep. 30	Capital investment
	DAEDUCK PARC1 PRIVATE EQUITY FUND 1	98.36%	Korea	Sep. 30	Capital investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00%	United States of America	Sep. 30	Management service
	LIG Insurance (China) Co., Ltd.	100.00%	China	Sep. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00%	Indonesia	Sep. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00%	Korea	Sep. 30	Claim service
	KB Sonbo CNS	100.00%	Korea	Sep. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00%	Korea	Sep. 30	Service
	KB AMP Infra Private Special Asset Fund 1 (FoFs) [3]	41.67%	Korea	Sep. 30	Capital investment
	KB Muni bond Private Securities Fund 1 (USD) (bond)[3]	33.33%	Korea	Sep. 30	Capital investment
	KB CHILE SOLAR FUND	80.00%	Korea	Sep. 30	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21%	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

	KB Global Private Real Estate Debt Fund 1[3]	50.00%	Korea	Sep. 30	Capital investment
	Hana Landchip Real estate Private Fund 58th	99.99%	Korea	Sep. 30	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96%	Korea	Sep. 30	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No. 4	99.78%	Korea	Sep. 30	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.39%	Korea	Sep. 30	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No. 5	99.80%	Korea	Sep. 30	Financial investment
	KB SAUDI SEPCO II Private Special Asset Fund	80.00%	Korea	Sep. 30	Financial investment
	Meritz Private Real Estate Fund 8	99.36%	Korea	Sep. 30	Financial investment
	Hyundai Star Private Real Estate Investment Trust No. 14	99.98%	Korea	Sep. 30	Financial investment
	Vogo debt strategy private real estate fund VII	99.00%	Korea	Sep. 30	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80%	Korea	Sep. 30	Capital investment
	KB Peru Transmission Facility Investment Private Fund	99.03%	Korea	Sep. 30	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36%	Korea	Sep. 30	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14%	Korea	Sep. 30	Capital investment
	KB AU Infigen Energy Private Special Asset Fund 2[3]	47.37%	Korea	Sep. 30	Capital investment
	Multi Asset Global Private Debt Fund 6	99.60%	Korea	Sep. 30	Capital investment
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC	90.00%	Cambodia	Sep. 30	Banking
	KB Kookmin Card 3rd Securitization Co., Ltd. and 3 others[2]	0.50%	Korea	Sep. 30	Asset-backed securitization
	Heungkuk Life Insurance Money Market Trust	100.00%	Korea	Sep. 30	Trust asset management
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd	100.00%	China	Sep. 30	General advisory
	KB Star Office Private Real Estate Feeder fund 3-2	88.00%	Korea	Sep. 30	Capital investment
	KB Asset Management Singapore Pte, Ltd.	100.00%	Singapore	Sep. 30	Collective investment
	KB Global Multiasset Income Securities Feeder Fund (Bond Mixed-FoFs)	87.93%	Korea	Sep. 30	Capital investment
	KB Active Investor Secruticies Investment Trust (Derivatives Mixed)	68.58%	Korea	Sep. 30	Capital investment
	KB G2 Plus Korea Securities Fund (Equity)	68.85%	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

	KB Hedge Fund Solution Mixed Asset Fund (FoFs)	97.58%	Korea	Sep. 30	Capital investment
	KB OCIO Global Asset Allocation Private Fund 1	83.57%	Korea	Sep. 30	Capital investment
	KB Global Big data Research Securities Feeder Fund (Equity)(H)	99.29%	Korea	Sep. 30	Capital investment
	KB Long-term Total Return Performance Fee Securities Investment Trust (Equity-mixed)	56.40%	Korea	Sep. 30	Capital investment
	KB Global Good Investment ESG Securities Feeder Fund (Equity)(H) [3]	38.88%	Korea	Sep. 30	Capital investment
	KB Star Office Private Real Estate Investment Trust 5[3]	37.11%	Korea	Sep. 30	Capital investment
	KB Global Core REITs Real Estate Self-Investment Trust (H)	92.98%	Korea	Sep. 30	Capital investment
	KB Global Core REITs Real Estate Self-Investment Trust (UH)	99.00%	Korea	Sep. 30	Capital investment
	KB Global Alpha Opportunity Securities Investor Trust (Mixed-Redirect)	100.00%	Korea	Sep. 30	Capital investment
	KB Best More Dream Mixed Assets Self-Investment Trust	88.62%	Korea	Sep. 30	Capital investment
KB Life Insurance Co., Ltd.	KB Evergreen Private Securities Fund No. 59 (Bond)	100.00%	Korea	Sep. 30	Private fund
	KB Haeoreum Private Securities Investment Trust 1st (debt securities)	100.00%	Korea	Sep. 30	Private fund
KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33%	Korea	Sep. 30	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33%	Korea	Sep. 30	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00%	Korea	Sep. 30	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00%	Korea	Sep. 30	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00%	Korea	Sep. 30	Capital investment
	KB Contents Panda iMBC Contents Venture Fund[4]	20.00%	Korea	Sep. 30	Capital investment
	KB Culture & Global Digital Contents Fund Limited partnership[4]	22.50%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Start-up Creation Fund	62.50%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00%	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co.	KB High-tech Company Investment Fund	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Life Insurance Co., Ltd..	KB digital innovation & growth New Technology Business Investment Fund	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.51%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Investment Co., Ltd.	KB Global Platform Fund	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Life Insurance Co., Ltd., KB real estimate	KB Wise Star Private Real Estate Feeder Fund 1st	100.00%	Korea	Sep. 30	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Life Insurance Co., Ltd.	KB Mezzanine Private Security Investment Trust No. 2[3]	40.74%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Mid-Long Term KTB Active ETF[3]	45.05%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd.	Meritz Private Real Estate Fund 9-2	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KOREA BIEN Specialized Private Equity Private Investment Trust No. 1	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund (Bond)	80.26%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB New Renewable Energy Private Special Asset Fund 1	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 3rd3	25.33%	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88%	Korea	Sep. 30	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture[4]	50.00%	Korea	Sep. 30	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB New Paradigm Fisheries Venture Fund[4]	33.33%	Korea	Sep. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 20 feeder Fund (Fofs)	99.08%	Korea	Sep. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 40 feeder Fund (Fofs)	98.16%	Korea	Sep. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin TDF 2025 Master Fund (Fofs) [3]	29.51%	Korea	Sep. 30	Financial investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin TDF 2030 Master Fund (Fofs) [3]	29.73%	Korea	Sep. 30	Financial investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin TDF 2045 Master Fund (Fofs) [3]	35.61%	Korea	Sep. 30	Financial investment
KB Securities Co., Ltd., KB life Insurance Co.	KB AU Infigen Energy Private Special Asset Fund	100.00%	Korea	Sep. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd., KB Star Office Private Real Estate Investment Trust No. 5	KB Wise Star Private Real Estate Feeder Fund 2nd	88.23%	Korea	Sep. 30	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd	KB North American Loan Specialty Private Real Estate Investment Trust 1st	100.00%	Korea	Sep. 30	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[3]	43.33%	Korea	Sep. 30	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00%	Laos	Sep. 30	Auto Installment Finance
KB Wise Star Private Real Estate Feeder Fund 1st	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44%	Korea	Sep. 30	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st., KB Securities Co., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 3	54.51%	Korea	Sep. 30	Capital investment
Hyundai Strong Korea Equity Trust No. 1	Hyundai Strong Korea Equity Trust No. 1 [Master]	66.20%	Korea	Sep. 30	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100.00%	Cayman islands	Sep. 30	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00%	Malaysia	Sep. 30	Finance and Real Estate Investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	98.64%	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Hyundai Value Plus Securities Feeder Investment Trust 1 and Hyundai Kidzania Equity Feeder Trust No. 1	Hyundai Value Plus Securities Master Investment Trust	100.00%	Korea	Sep. 30	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.56%	Korea	Sep. 30	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust 1	Hyundai Quant Long Short Securities Master Investment Trust	100.00%	Korea	Sep. 30	Capital investment
Aquila Global Real Assets Fund No. 1 LP	AGRAF Real Estate No. 1, Senningerberg	100.00%	Luxemburg	Sep. 30	Asset-backed securitization
AGRAF Real Estate No. 1, Senningerberg	AGRAF Real Estate Holding No. 1, Senningerberg	100.00%	Luxemburg	Sep. 30	Asset-backed securitization
AGRAF Real Estate Holding No. 1, Senningerberg	Vierte CasaLog GmbH & Co. KG	94.90%	Germany	Sep. 30	Real estate investment
AGRAF Real Estate Holding No. 1, Senningerberg	HD1 Grundstucksgesellschaft mbH & Co. KG	94.90%	Germany	Sep. 30	Real estate investment
AGRAF Real Estate Holding No. 1, Senningerberg	Sechste Casalog KG	94.90%	Germany	Sep. 30	Real estate investment
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18%	United States of America	Sep. 30	Real estate investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00%	United States of America	Sep. 30	Real estate investment
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90%	United States of America	Sep. 30	Real estate investment
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00%	United States of America	Sep. 30	Real estate investment
LB Irealand Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00%	Ireland	Sep. 30	Real estate investment
KB Global Multiasset Income Securities Feeder Fund (Bond Mixed-FoFs)	KB Global Multiasset Income Securities Master Fund (Bond Mixed-FoFs)	74.31%	Korea	Sep. 30	Capital investment
KB Onkookmin Life Income RIF 20 feeder Fund (Fofs)	KB Onkookmin Life Income RIF 20 Master Fund (Fofs)	87.18%	Korea	Sep. 30	Capital investment
KB Onkookmin Life Income RIF 40feeder Fund (Fofs)	KB Onkookmin Life Income RIF 40 Master Fund (Fofs)	87.51%	Korea	Sep. 30	Capital investment
Mirae Asset Triumph Global Privately placed Master Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00%	Korea	Sep. 30	Capital investment
Mirae Asset Triumph Global Privately placed Master Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 2	100.00%	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB Global Core Bond Securities Master Fund (Bond)	KB Global Core Bond Securities Master Fund (Bond)	100.00%	Korea	Sep. 30	Capital investment
KB Global Big data Research Securities Master Fund (Equity)(H)	KB Global Big data Research Securities Master Fund (Equity)(H)	100.00%	Korea	Sep. 30	Capital investment
KB Global Good Investment ESG Securities Master Fund (Equity)(H)	KB Global Good Investment ESG Securities Master Fund (Equity)(H)	96.10%	Korea	Sep. 30	Capital investment
KB Global Corets Real Estate Self-Investment Trust (Redirect) (H), KB Global Core REITs Real Estate Self-Investment Trust (Redirect) (UH)	KB Global Core REITs Real Estate Investment Fund (Indirect)	90.54%	Korea	Sep. 30	Capital investment
KB Global Alpha Opportunity Securities Investor Trust (Mixed-Redirect)	KB Global Alpha Opportunity Securities Parent Investment Trust (Mixed-Redirect)	90.75%	Korea	Sep. 30	Capital investment
KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect)	KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect)	96.15%	Korea	Sep. 30	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st, KB Wise Star Private Real Estate Feeder Fund 2nd	KB Wise Star Jongno Tower Real Estate Master Fund	100.00%	Korea	Sep. 30	Capital investment
Kookmin Bank[1]	Personal pension trusts and 10 other trusts	—	Korea	Sep. 30	Trust

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

[3]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

[4]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

[6]

The Group changed Kookmin Bank Int’l Ltd. (London) to Kookmin Bank London Branch on May 16, 2018, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the Group. The transferred assets and liabilities due to this business combination are ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The condensed financial information of major subsidiaries as of September 30, 2019 and December 31, 2018, and for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)

	September 30, 2019						2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total comprehensive income for the period
Kookmin Bank[1]	~~W~~	377,995,972	~~W~~	349,389,470	~~W~~	28,606,502	~~W~~	17,972,928	~~W~~	2,006,721	~~W~~	2,031,709
KB Securities Co., Ltd.[1,2]		45,976,920		41,299,664		4,677,256		6,448,534		224,730		254,232
KB Insurance Co., Ltd.[1,2]		36,641,473		32,690,113		3,951,360		9,633,001		233,908		454,794
KB Kookmin Card Co., Ltd.[1]		22,509,794		18,516,486		3,993,308		2,298,523		250,999		234,492
KB Asset Management Co., Ltd.[1]		260,982		77,949		183,033		106,115		35,891		36,281
KB Capital Co., Ltd.[1,2]		10,377,234		9,234,361		1,142,873		691,614		100,709		100,937
KB Life Insurance Co., Ltd.[1]		10,038,720		9,412,885		625,835		1,181,318		18,200		73,603
KB Real Estate Trust Co., Ltd.		365,193		91,489		273,704		83,850		42,569		42,570
KB Savings Bank Co., Ltd.		1,321,854		1,112,057		209,797		68,435		13,352		12,824
KB Investment Co., Ltd.[1]		739,558		538,025		201,533		53,046		(1,919)		(1,907)
KB Data System Co., Ltd.		44,143		23,647		20,496		114,040		4,103		4,087
KB Credit Information Co., Ltd.		28,621		13,860		14,761		28,090		(469)		(474)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	December 31, 2018						2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total comprehensive income for the period
Kookmin Bank[1]	~~W~~	356,959,258	~~W~~	330,291,392	~~W~~	26,667,866	~~W~~	13,283,870	~~W~~	2,079,251	~~W~~	2,151,868
KB Securities Co., Ltd.[1,2]		45,086,292		40,613,423		4,472,869		4,872,621		211,155		225,079
KB Insurance Co., Ltd.[1,2]		34,785,551		31,289,706		3,495,845		8,880,838		260,899		242,842
KB Kookmin Card Co., Ltd.[1]		20,528,951		16,570,280		3,958,671		2,795,320		245,532		238,872
KB Life Insurance Co., Ltd.[1]		9,680,379		9,128,148		552,231		1,019,196		13,445		(3,574)
KB Asset Management Co., Ltd.[1]		254,256		107,504		146,752		98,182		32,543		32,804
KB Capital Co., Ltd.[1,2]		9,517,239		8,516,838		1,000,401		535,385		89,482		89,426
KB Savings Bank Co., Ltd.		1,388,844		1,186,871		201,973		62,594		10,007		9,743
KB Real Estate Trust Co., Ltd.		293,063		57,229		235,834		89,149		37,876		37,876
KB Investment Co., Ltd.[1]		528,701		374,925		153,776		53,613		3,839		3,839
KB Credit Information Co., Ltd.		26,276		11,041		15,235		25,886		(270)		(282)
KB Data System Co., Ltd.		40,197		23,788		16,409		91,588		1,413		1,315

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 3,418,811 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 19 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 462,204 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in subsidiaries

The subsidiaries newly included in consolidation during the nine-month period ended September 30, 2019, are as follows:

Company	Description
KBAM Shanghai Advisory Services Co., Ltd and 18 others	Holds over than a majority of the ownership interests

KBH the 5th L.L.C and 54 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB New Renewable Energy Private Special Asset Fund 1 and 14 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB Culture & Global Digital Contents Fund Limited partnership and 1 other	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the nine-month period ended September 30, 2019, are as follows:

Company	Description
KH the 4th L.L.C and 41 others	Lost the right of variable returns due to the releasing debt

KB Evergreen Private Securities Fund 98(Bond) and 4 others	Liquidation

Hyundai China Index Plus Securities Investment Trust No. 1 and 9 others	Disposal

KB Everyone TDF 2035 Securities Investment Trust - Bond Balanced-Fund of Funds and 5 others	Ownership decrease

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans and stocks to SOC and real estate Granting loans and stocks to ships/aircrafts SPC Project financing, such as mergers and acquisitions	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts Mergers and acquisitions	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Trusts	Management of financial trusts; • Development trust • Mortgage trust • Management trust • Disposal trust • Distribution and management trust • Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of September 30, 2019, and December 31, 2018, are as follows:

(In millions of Korean won)	September 30, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	63,066,114	~~W~~	202,722,679	~~W~~	913,900	~~W~~	97,387,699	~~W~~	364,090,392
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		94,765		10,004,281		—		1,945,086		12,044,132
Derivative financial assets		—		84		—		7,003		7,087
Loans at amortized cost		3,318,330		316,831		17,917		572,903		4,225,981
Financial investments		—		—		—		5,007,702		5,007,702
Investment in associates		—		295,549		—		—		295,549
Other assets		1,565		2,616		110,834		4,270		119,285

	~~W~~	3,414,660	~~W~~	10,619,361	~~W~~	128,751	~~W~~	7,536,964	~~W~~	21,699,736

Liabilities
Deposits	~~W~~	513,123	~~W~~	200,033	~~W~~	—	~~W~~	327,091	~~W~~	1,040,247
Derivative financial liabilities		—		—		—		193		193
Other liabilities		861		12		—		8,770		9,643

		513,984		200,045		—		336,054		1,050,083

Maximum exposure to loss[1]
Holding assets		3,414,660		10,619,361		128,751		7,536,964		21,699,736
Purchase and investment commitments		11,396		3,553,223		—		272,200		3,836,819
Unused credit		776,700		1,450		—		1,833,011		2,611,161
Payment guarantee and loan commitments		2,108,615		11,671		—		624,200		2,744,486

	~~W~~	6,311,371	~~W~~	14,185,705	~~W~~	128,751	~~W~~	10,266,375	~~W~~	30,892,202

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	43,775,805	~~W~~	121,481,888	~~W~~	519,609	~~W~~	125,240,129	~~W~~	291,017,431
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		129,367		7,934,662		—		3,846,725		11,910,754
Derivative financial assets		—		23,794		—		4,089		27,883
Loans at amortized cost		3,987,339		391,665		34,000		635,840		5,048,844
Financial investments		—		8,636		—		6,040,008		6,048,644
Investment in associates		—		258,594		—		—		258,594
Other assets		1,719		48,872		109,357		17,046		176,994

	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713

Liabilities
Deposits	~~W~~	970,890	~~W~~	81,502	~~W~~	—	~~W~~	291,465	~~W~~	1,343,857
Derivative financial liabilities		—		6,232		—		1,285		7,517
Other liabilities		1,334		59		—		28,373		29,766

	~~W~~	972,224	~~W~~	87,793	~~W~~	—	~~W~~	321,123	~~W~~	1,381,140

Maximum exposure to loss[1]
Holding assets	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713
Purchase and investment commitments		—		3,345,947		—		1,094,489		4,440,436
Unused credit		6,789		1,450		—		2,211,226		2,219,465
Payment guarantee and loan commitments		1,582,943		—		—		519,633		2,102,576

	~~W~~	5,708,157	~~W~~	12,013,620	~~W~~	143,357	~~W~~	14,369,056	~~W~~	32,234,190

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments /loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
Associates and joint ventures
Balhae Infrastructure Fund	Fee and commission income	~~W~~	5,025	~~W~~	4,983
Korea Credit Bureau Co., Ltd.	Interest expense		20		90
	Fee and commission income		799		906
	Insurance income		2		—
	Fee and commission expense		1,634		1,524
KoFC KBIC Frontier Champ 2010-5 (PEF)[1]	Fee and commission income		—		197
KB GwS Private Securities Investment Trust	Fee and commission income		636		636
Incheon Bridge Co., Ltd.	Interest income		6,587		6,939
	Interest expense		354		221
	Fee and commission income		19		3
	Fee and commission expense		5		1
	Insurance income		213		293
	Gains on financial assets/liabilities at fair value through profit or loss		4,507		1,026
	Reversal for credit losses		1		7
	Provision for credit losses		1		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		134		165
Aju Good Technology Venture Fund	Interest expense		17		23
KB Star Office Private Real Estate Investment Trust No. 1	Interest income		277		277
	Interest expense		73		69
	Fee and commission income		325		325
RAND Bio Science Co., Ltd.	Interest expense		3		3
Inno Lending Co., Ltd.[1]	Fee and commission income		—		1
SY Auto Capital Co., Ltd.	Interest income		966		936
	Fee and commission income		32		44
	Fee and commission expense		249		596
	Insurance income		22		26
	Other operating income		518		463
	Other operating expense		253		287
	Reversal for credit losses		2		—
	Provision for credit losses		—		10

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Food Factory Co., Ltd.	Interest income	21	7
	Insurance income	3	4
	Fee and commission expense	10	1
	Gains on financial assets/liabilities at fair value through profit or loss	32	6
	Reversal for credit losses	—	1
	Provision for credit losses	4	—
KB Pre IPO Secondary Venture Fund 1st	Interest expense	6	22
	Fee and commission income	83	83
Builton Co., Ltd.[1]	Interest income	2	3
	Insurance income	1	1
	Gains on financial assets/liabilities at fair value through profit or loss	4	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	1
KB Private Equity Fund III	Fee and commission income	359	400
Wise Asset Management Co., Ltd.	Interest expense	1	7
Acts Co., Ltd.	Interest income	1	—
	Insurance income	1	1
	Gains on financial assets/liabilities at fair value through profit or loss	30	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	1,959
	Other non-operating expense	—	1,138
Dongjo Co., Ltd.	Reversal for credit losses	—	31
	Insurance income	2	1
A-PRO Co., Ltd.	Interest expense	2	—
	Insurance income	3	3
POSCO-KB Shipbuilding Fund	Fee and commission income	368	368
	Interest expense	—	62
Dae-A Leisure Co., Ltd.	Interest expense	6	7
Paycoms Co., Ltd.	Interest income	8	7
	Insurance income	1	1
	Gains on financial assets/liabilities at fair value through profit or loss	87	70
Bungaejangter Inc.[1]	Interest income	—	60
Big Dipper Co., Ltd.	Reversal for credit losses	—	2
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	41	28
	Fee and commission income	373	247

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KBTS Technology Venture Private Equity Fund	Fee and commission income	604	223
KB-SJ Tourism Venture Fund	Fee and commission income	338	230
JLK Inspection, Inc.	Interest income	—	6
	Interest expense	1	—
TESTIAN Inc.	Interest income	3	4
	Gains on financial assets/liabilities at fair value through profit or loss	29	92
Iwon Alloy Inc.	Insurance income	1	1
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	25	2
	Gains on financial assets/liabilities at fair value through profit or loss	119	—
	Losses on financial assets/liabilities at fair value through profit or loss	850	—
Hasys Inc.	Gains on financial assets/liabilities at fair value through profit or loss	128	—
	Insurance income	35	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Losses on financial assets/liabilities at fair value through profit or loss	176	—
	Interest expense	70	—
	Fee and commission income	550	—
Spark Biopharma, Inc.	Interest expense	19	—
SKYDIGITAL INC	Fee and commission income	3	—
KB No. 8 Special Purpose Acquisition Company[1]	Interest expense	—	17
	Losses on financial assets/liabilities at fair value through profit or loss	—	2,330
KB No. 9 Special Purpose Acquisition Company[1]	Interest expense	(23)	31
	Losses on financial assets/liabilities at fair value through profit or loss	—	415
	Gains on financial assets/liabilities at fair value through profit or loss	—	146
KB No. 10 Special Purpose Acquisition Company[1]	Interest expense	18	22
	Gains on financial assets/liabilities at fair value through profit or loss	3,066	124
KB No. 11 Special Purpose Acquisition Company	Interest expense	8	—
	Gains on financial assets/liabilities at fair value through profit or loss	118	90

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB No. 17 Special Purpose Acquisition Company	Fee and commission income	175	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,517	—
	Interest expense	20	—
KB No. 18 Special Purpose Acquisition Company	Fee and commission income	263	—
	Gains on financial assets/liabilities at fair value through profit or loss	2,075	—
	Interest expense	18	—
KB No. 19 Special Purpose Acquisition Company	Fee and commission income	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,050	—
	Interest expense	3	—
KB SPROTT Renewable Private Equity Fund I	Fee and commission income	367	—
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	1,153	—
	Losses on financial assets/liabilities at fair value through profit or loss	32	—
KOSESEUJITO CO., LTD.	Gains on financial assets/liabilities at fair value through profit or loss	7	—
CWhy Inc.	Insurance income	2	—
Stratio, Inc.	Interest expense	1	—
NEXOLON CO., LTD.	Interest expense	2	—
CellinCells Co., Ltd	Interest expense	15	—
Bomapp Inc.	Interest expense	1	—
KB Social Impact Investment Association	Fee and commission income	46	—
KB Cape No. 1 Private Equity Fund	Fee and commission income	24	—
ALS Co., Ltd.	Gains on financial assets/liabilities at fair value through profit or loss	110	—
	Interest income	11	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	50	58
Doosung Metal Co., Ltd.	Insurance income	—	1
Other
Retirement pension	Fee and commission income	702	658
	Interest expense	3	1

[1]	Excluded from the Group’s related party as of September 30, 2019.

The Group has purchased installment assets amounting to ~~W~~ 932,872 million and ~~W~~ 617,743 million for the three months periods ended September 30, 2019 and 2018, respectively, from SY Auto Capital Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

Associates and joint ventures		September 30, 2019		December 31, 2018
Balhae Infrastructure Fund	Other assets	~~W~~	1,688	~~W~~	1,708
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		46		22
	Deposits		3,066		15,674
	Provisions		1		—
	Insurance contract liabilities		3		—
	Other liabilities		38		98
KB GwS Private Securities Investment Trust	Other assets		427		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		37,389		32,882
	Loans at amortized cost (Gross amount)		150,333		158,206
	Allowances for loan losses		14		15
	Other assets		517		736
	Deposits		46,634		43,666
	Provisions		10		10
	Insurance contract liabilities		179		113
	Other liabilities		267		24
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		45		90
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance contract liabilities		—		2
Dae-A Leisure Co., Ltd.	Deposits		1,099		1,229
	Other liabilities		12		7
Aju Good Technology Venture Fund	Deposits		1,824		6,439
	Other liabilities		1		2
Doosung Metal Co., Ltd.	Deposits		4		3
KB Star Office Private Real Estate Investment Trust No. 1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		4		4
	Other assets		245		136
	Deposits		8,193		7,946
	Other liabilities		45		58
KBTS Technology Venture Private Equity Fund	Financial assets at fair value through profit or loss		3,060		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Financial assets at fair value through profit or loss		1,824		—
	Deposits		1,418		18,813
	Other liabilities		1		7
KB-Stonebridge Secondary Private Equity Fund	Financial assets at fair value through profit or loss		978		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB IGen Private Equity Fund No. 1	Deposits	147	148
KB Cape No. 1 Private Equity Fund	Financial assets at fair value through profit or loss	2,000	—
RAND Bio Science Co., Ltd.	Deposits	6,657	232
	Loans at amortized cost (Gross amount)	2	1
	Other liabilities	1	—
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	45,063	48,356
	Allowances for loan losses	11	18
	Other assets	68	94
	Deposits	2,010	5
	Provisions	17	11
	Insurance contract liabilities	23	6
	Other liabilities	62	102
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	562	530
	Loans at amortized cost (Gross amount)	1,726	200
	Allowances for loan losses	4	1
	Other assets	1	1
	Deposits	596	68
	Insurance contract liabilities	4	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	28	—
	Deposits	134	1,115
	Other liabilities	—	1
Builton Co., Ltd. [1]	Other assets	—	1
	Financial assets at fair value through profit or loss	—	399
	Loans at amortized cost (Gross amount)	—	2
	Deposits	—	7
	Insurance contract liabilities	—	1
Wise Asset Management Co., Ltd.	Deposits	16	696
	Other liabilities	—	2
Acts Co., Ltd.	Intangible assets	—	530
	Deposits	1	29
	Other liabilities	100	530
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,119	1,032
	Deposits	—	1
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	12	5
	Deposits	1	182
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,040	7,088
	Other liabilities	3	3

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

A-PRO Co., Ltd.	Insurance contract liabilities	3	2
	Deposits	7,202	2,201
	Other liabilities	1	—
JLK Inspection, Inc.	Financial assets at fair value through profit or loss	11,300	7,300
TESTIAN Inc.	Other assets	1	1
	Financial assets at fair value through profit or loss	644	615
IWON ALLOY CO., LTD.	Insurance contract liabilities	—	2
CARLIFE CO., LTD.	Deposits	—	2
COMPUTERLIFE CO., LTD.	Deposits	—	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,552	3,051
	Other liabilities	9	35
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	7	4
Hasys.	Financial assets at fair value through profit or loss	5,992	5,864
	Insurance contract liabilities	52	29
SKYDIGITAL INC	Deposits	4	16
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	7,504	2,504
	Deposits	1	1
Spark Biopharma, Inc.	Financial assets at fair value through profit or loss	6,950	6,500
	Deposits	10,454	2,630
	Other liabilities	9	19
HEYBIT, Inc.	Financial assets at fair value through profit or loss	250	250
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	1,057	516
Honest Fund, Inc	Financial assets at fair value through profit or loss	3,999	—
NEXOLON CO., LTD.	Financial assets at fair value through profit or loss	300	—
	Deposits	45	—
CellinCells Co., Ltd	Financial assets at fair value through profit or loss	2,000	—
	Loans at amortized cost (Gross amount)	5	—
	Deposits	1,691	—
	Other liabilities	1	—
Joyang Industry Co., Ltd.	Deposits	3	—
KB No. 9 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	—	2,481
	Deposits	—	2,275
	Other liabilities	—	42

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB No. 10 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	—	2,025
	Derivative financial assets	—	1,659
	Deposits	—	1,666
	Other liabilities	—	11
KB No. 11 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	761	737
	Derivative financial assets	965	873
	Deposits	566	658
	Other liabilities	10	2
KB No. 17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,817	—
	Deposits	1,751	—
	Other liabilities	20	—
KB No. 18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,964	—
	Deposits	2,156	—
	Other liabilities	18	—
KB No. 19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,049	—
	Deposits	1,105	—
	Other liabilities	3	—
KOSESEUJITO CO., LTD.	Financial assets at fair value through profit or loss	1,442	—
	Deposits	4	—
CWhy Inc	Financial assets at fair value through profit or loss	2,000	—
	Insurance contract liabilities	5	—
Bomapp Inc.	Financial assets at fair value through profit or loss	1,999	—
	Deposits	4	—
	Insurance contract liabilities	3	—
ZOYI corporation INC.	Financial assets at fair value through profit or loss	2,000	—
ALS Co., Ltd.	Financial assets at fair value through profit or loss	1,653	—
	Other assets	2	—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	5,000	—
Key management	Loans at amortized cost (Gross amount)	3,690	2,404
	Allowances for loan losses	1	—
	Other assets	3	2
	Deposits	15,379	13,818
	Insurance contract liabilities	1,918	1,092
	Other liabilities	303	233
Other
Retirement pension	Other assets	582	331
	Other liabilities	30	16,388

[1]	Excluded from the Group’s related party as of September 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Refer to Note 12 for details on investments in associates and joint ventures.

Significant lending transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	46	~~W~~	(22)	~~W~~	46
Incheon Bridge Co., Ltd.		191,088		4,515		(7,881)		187,722
KB Star Office Private Real Estate Investment Trust No. 1		10,000		—		—		10,000
KBTS Small and Medium Venture Technology Finance Private Equity Partner		—		3,060		—		3,060
KB Brain KOSDAQ Scale Up New Technology Business Investment Association		—		1,824		—		1,824
KB-Stonebridge Secondary Private Equity Partnership		—		978		—		978
KB Cape No. 1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		48,356		11,348		(14,641)		45,063
Food Factory Co., Ltd.		730		1,573		(15)		2,288
Builton Co., Ltd. [1]		401		—		(401)		—
Acts Co., Ltd.		—		68		(68)		—
Paycoms Co., Ltd.		1,032		87		—		1,119
Big Dipper Co., Ltd.		5		12		(5)		12
JLK Inspection, Inc.		7,300		4,000		—		11,300
TESTIAN Inc.		615		29		—		644
RMGP Bio-Pharma Investment Fund, L.P.		3,051		501		—		3,552
RMGP Bio-Pharma Investment, L.P.		4		3		—		7
Hasys		5,864		128		—		5,992
Rainist Co., Ltd.		2,504		5,000		—		7,504
Spark Biopharma, Inc		6,500		450		—		6,950
HEYBIT, Inc		250		—		—		250
Stratio, Inc		1,000		—		—		1,000
Honest Fund, Inc		—		3,999		—		3,999
NEXOLON CO., LTD.		—		300		—		300
CellinCells Co., Ltd		—		2,005		—		2,005
KB No. 9 Special Purpose Acquisition Company[1]		2,481		—		(2,481)		—
KB No. 10 Special Purpose Acquisition Company[1]		2,025		—		(2,025)		—
KB No. 11 Special Purpose Acquisition Company		737		24		—		761
KB No. 17 Special Purpose Acquisition Company		—		2,817		—		2,817
KB No. 18 Special Purpose Acquisition Company		—		3,964		—		3,964
KB No. 19 Special Purpose Acquisition Company		—		2,049		—		2,049
KOSESEUJITO CO., LTD.		—		1,442		—		1,442
CWhy Inc		—		2,000		—		2,000
Bomapp Inc.		—		1,999		—		1,999
ZOYI corporation INC.		—		2,000		—		2,000
ALS Co., Ltd.		—		1,653		—		1,653
MitoImmune Therapeutics		—		5,000		—		5,000
Key management	~~W~~	2,404	~~W~~	1,983	~~W~~	(697)	~~W~~	3,690

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	2	~~W~~		~~W~~	24
Incheon Bridge Co., Ltd.		200,414		31,252		(38,537)		193,129
Dongjo Co., Ltd.		116		—		(116)		—
KB Star Office Private Real Estate Investment Trust No. 1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		—		—		1
Inno Lending Co., Ltd.[1]		2		—		(2)		—
SY Auto Capital Co., Ltd.		40,057		44,753		(39,731)		45,079
Food Factory Co., Ltd.		679		507		(479)		707
Builton Co., Ltd.[1]		1		399		(1)		399
Acts Co., Ltd.		1,927		—		(1,927)		—
Bungaejanter. Inc.[1]		425		—		(425)		—
Paycoms Co., Ltd.		1,066		977		(1,066)		977
Big Dipper Co., Ltd.		6		—		(1)		5
JLK Inspection, Inc.		—		800		—		800
TESTIAN Inc.		—		576		—		576
KB No. 8 Special Purpose Acquisition Company[1]		2,296		—		(2,296)		—
KB No. 9 Special Purpose Acquisition Company[1]		2,356		2,481		(2,356)		2,481
KB No. 10 Special Purpose Acquisition Company[1]		1,603		2,000		(1,603)		2,000
KB No. 11 Special Purpose Acquisition Company		697		729		(697)		729

[1]	Excluded from the Group’s related party as of September 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant borrowing transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning	Borrowing	Repayment	Others[1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	15,674	—	(3,000)	(9,608)	3,066
Incheon Bridge Co., Ltd.	43,666	24,000	(4,000)	(17,032)	46,634
Doosung Metal Co., Ltd	3	—	—	1	4
Jungdo Co., Ltd.	4	—	—	—	4
Dae-A Leisure Co., Ltd.	1,229	—	—	(130)	1,099
CARLIFE CO., LTD.	2	—	—	(2)	—
COMPUTERLIFE CO., LTD.	1	—	—	(1)	—
SKYDIGITAL INC	16	—	—	(12)	4
Joyang Industry Co., Ltd.	—	—	—	3	3
Aju Good Technology Venture Fund	6,439	—	—	(4,615)	1,824
KB-KDBC Pre-IPO New Technology Business Fund	7,088	10,000	(7,000)	(3,048)	7,040
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	18,813	—	—	(17,395)	1,418
KB Star Office Private Real Estate Investment Trust No. 1	7,946	4,724	(4,922)	445	8,193
SY Auto Capital Co., Ltd.	5	—	—	2,005	2,010
KB No. 9 Special Purpose Acquisition Company[2]	2,275	—	(2,266)	(9)	—
KB No. 10 Special Purpose Acquisition Company[2]	1,666	—	(1,618)	(48)	—
KB No. 11 Special Purpose Acquisition Company	658	—	—	(92)	566
KB No. 17 Special Purpose Acquisition Company	—	1,500	—	251	1,751
KB No. 18 Special Purpose Acquisition Company	—	2,200	(100)	56	2,156
KB No. 19 Special Purpose Acquisition Company	—	1,000	—	105	1,105
RAND Bio Science Co., Ltd.	232	—	—	6,425	6,657
Wise Asset Management Co., Ltd.	696	—	(682)	2	16
Builton Co., Ltd. [2]	7	—	—	(7)	—
Food Factory Co., Ltd.	68	—	—	528	596
Acts Co., Ltd.	29	—	—	(28)	1
Paycoms Co., Ltd.	1	—	—	(1)	—
Big Dipper Co., Ltd.	182	—	—	(181)	1
A-PRO Co., Ltd.	2,201	—	—	5,001	7,202
Rainist Co., Ltd.	1	—	—	—	1
Spark Biopharma, Inc.	2,630	10,000	(2,000)	(176)	10,454
Stratio, Inc	516	—	—	541	1,057
NEXOLON CO., LTD.	—	—	(200)	245	45
CellinCells Co., Ltd	—	—	—	1,691	1,691
KOSESEUJITO CO., LTD.	—	—	—	4	4
Bomapp Inc.	—	—	—	4	4
KB IGen Private Equity Fund No. 1	148	—	—	(1)	147
KB Pre IPO Secondary Venture Fund 1st	1,115	—	—	(981)	134
Key management[3]	13,818	10,411	(10,163)	1,312	15,378

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning	Borrowing	Repayment	Others[1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	25,513	8,000	(11,000)	(12,163)	10,350
Incheon Bridge Co., Ltd.	48,795	—	—	(2,611)	46,184
Terra Co., Ltd.	10	—	—	(10)	—
Jungdong Steel Co., Ltd.	3	—	—	—	3
Doosung Metal Co., Ltd	—	—	—	2	2
Jungdo Instruction Co., Ltd.	4	—	—	—	4
Dae-A Leisure Co., Ltd.	466	479	(466)	695	1,174
Daesang Techlon Co., Ltd.[2]	2	—	—	—	2
CARLIFE CO., LTD.	—	—	—	2	2
COMPUTERLIFE CO., LTD.	—	—	—	7	7
Aju Good Technology Venture Fund	2,771	—	—	(1,281)	1,490
KB-KDBC New Technology Business Fund	7,500	—	—	(3,919)	3,581
KB Star Office Private Real Estate Investment Trust No. 1	6,962	348	—	464	7,774
SY Auto Capital Co., Ltd.	6	—	—	2	8
KB No. 8 Special Purpose Acquisition Company[2]	2,339	—	(2,300)	(39)	—
KB No. 9 Special Purpose Acquisition Company[2]	2,309	2,266	(2,234)	(39)	2,302
KB No. 10 Special Purpose Acquisition Company[2]	1,698	1,618	(1,618)	(15)	1,683
KB No. 11 Special Purpose Acquisition Company	530	—	—	135	665
RAND Bio Science Co., Ltd.	1,032	—	(500)	123	655
Wise Asset Management Co., Ltd.	340	1,602	(1,637)	4	309
Builton Co., Ltd.[2]	26	—	—	17	43
Food Factory Co., Ltd.	1	—	—	40	41
Acts Co., Ltd.	4	—	—	(1)	3
Big Dipper Co., Ltd.	473	—	—	(462)	11
A-PRO Co., Ltd.	—	—	—	6,000	6,000
Spark Biopharma, Inc.	—	4,300	(2,000)	1,274	3,574
KB Pre IPO Secondary Venture Fund 1st	2,690	2,000	(4,000)	1,453	2,143
POSCO-KB Shipbuilding Fund	—	27,800	(21,000)	—	6,800
Inno Lending Co., Ltd. [2]	41	—	—	(41)	—

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demand, etc.) are netted.
[2]	Excluded from the Group’s related party as of September 30, 2019.
[3]	Represents the transactions have started occurring since the current year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant investment and collection transaction with related parties for the nine-month periods ended September 30, 2019, is as follows:

(In millions of Korean won)	2019
	Equity investments	Withdrawal and others
Korea Credit Bureau Co., Ltd.	—	135
Balhae Infrastructure Company	592	6,855
KoFC KBIC Frontier Champ 2010-5 (PEF)[1]	—	138
KB GwS Private Securities Investment Trust	—	7,276
KB-KDBC New Technology Business Fund	5,000	—
KBTS Technology Venture Private Equity Fund	4,752	1,200
KB-SJ Tourism Venture Fund	1,500	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	8,000	—
KB Star Office Private Real Estate Investment Trust No. 1	—	624
KB Cape No. 1 Private Equity Fund	2,000	—
KB No. 9 Special Purpose Acquisition Company[1]	—	16
KB No. 10 Special Purpose Acquisition Company[1]	—	5
KB No. 17 Special Purpose Acquisition Company	1	—
KB No. 18 Special Purpose Acquisition Company	1	—
KB No. 19 Special Purpose Acquisition Company	1	—
KB SPROTT Renewable Private Equity Fund I	472	—
KB-Stonebridge Secondary Private Equity Fund	7,070	—
KBSP 4th Private Investment Partnership	6,100	—
KB Social Impact Investment Association	1,500	13

[1]	Excluded from the Group’s related party as of September 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Unused	commitments to related parties as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		September 30, 2019		December 31, 2018
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	10,051	~~W~~	10,453
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		554		108
KoFC KBIC Frontier Champ 2010-5 (PEF)[1]	Purchase of security investment		—		2,150
	Preferred loss allowance agreement		—		10,000
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		1,960		1,960
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		92		94
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		6,700
	Unused commitments of credit card		87		94
KB No. 9 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		1
KB No. 10 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		5
KB No. 18 Special Purpose Acquisition Company	Unused commitments of credit card		15		—
CellinCells Co., Ltd	Unused commitments of credit card		19		—
RAND Bio Science Co., Ltd.	Unused commitments of credit card		23		24
Builton Co., Ltd. [1]	Unused commitments of credit card		—		3
Food Factory Co., Ltd.	Unused commitments of credit card		89		11
Big Dipper Co., Ltd.	Unused commitments of credit card		88		95
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of security investment		5,000		7,500
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		—		5,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment		9,984		13,776
KB-SJ Tourism Venture Fund	Purchase of security investment		2,000		3,500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		24,000		32,000
KB SPROTT Renewable Private Equity Fund I	Purchase of security investment		24,028		—
KB-Stonebridge Secondary Private Equity Fund[1]	Purchase of security investment		27,930		—
KB Social Impact Investment Association	Purchase of security investment		3,000		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment	USD	9,206,113	USD	10,271,257
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment	USD	13,600	USD	15,847
Key management	Loan commitments in Korean won		1,635		1,832

[1]	Excluded from the Group’s related party as of September 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Compensation to key management for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	6,169	~~W~~	391	~~W~~	4,461	~~W~~	11,021
Registered directors (non-executive)		711		—		—		711
Non-registered directors		7,109		264		4,188		11,561

	~~W~~	13,989	~~W~~	655	~~W~~	8,649	~~W~~	23,293

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,882	~~W~~	49	~~W~~	1,158	~~W~~	3,089
Registered directors (non-executive)		674		—		—		674
Non-registered directors		5,276		184		3,217		8,677

	~~W~~	7,832	~~W~~	233	~~W~~	4,375	~~W~~	12,440

Collateral received from related parties as of September 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		September 30, 2019		December 31, 2018
Associates
KB Star Office Private Real Estate Investment Trust No. 1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		192		401
	Real estate		3,068		3,182

As of September 30, 2019, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Group and 5 other institution.

42. Changes in Accounting Policies - Implementation of Korean IFRS 1116 Leases

The Group applied Korean IFRS 1116 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional provisions. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

At inception of a contract, the Group shall assess whether the contract is, or contains, a lease. They also identify whether the contract is, or contains, a lease according to IFRS on the date of initial application. However, the contracts written before the date of initial application are permitted to applying a practical expedient and the Group do not have to go through all the contracts. At inception of a contract, the Group shall assess whether the contract is, or contains, a lease based on the date of initial application.

For a contract that is, or contains, a lease, a lessee or lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract. Moreover, a lessee is permitted to elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. The Group applies practical expedient to all (or a part of) contracts that are, or contains a lease and elects to combine non-lease components with a lease component and to account for them as a single lease component.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset (lease assets) and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments shall be discounted using the interest rate implicit in the lease, if the rate can be readily determined. The Group has to determine the incremental borrowing rate if the interest rate cannot be readily determined, which defined as the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The cost of the right-of-use asset shall comprise.

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct costs incurred by the lessee

•	an estimate of costs restoring the site

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions. The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets(fundamental assets ~~W~~ 5 million and less than $5,000).

Related to sale and leaseback, an entity (seller-lessee) is required to applying IFRS 15 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, an entity shall not reassess sale and leaseback transactions entered into before the date of initial application.

A lessee may apply one of the standards to its leases either; retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (a full retrospective approach) or retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application.

As of January 1, 2019, the Group initially adopted Korean IFRS 1116 using the modified retrospective method. Consequently, the comparative information has not been restated.

Regarding leases that were formerly classified as finance leases, the Group recognized the carrying amount of lease assets and liabilities in the statement of financial position immediately before the date of initial application as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principle from Korean IFRS 1116 was applied after the date of the initial application. The remeasured amounts of lease liabilities were recognized as the adjusted right-of-use asset immediately after the date of initial application.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Discounts used lessee’s incremental borrowing rate at the date of current initial application	~~W~~	574,850
Add : Financial leased asset recognized at December 31, 2018		34,002

Right-of use asset recognized as of the date of initial application	~~W~~	608,852

Lease liability
Operating lease commitments disclosed at December 31, 2018	~~W~~	585,923
Discounted amount using the lessee’s incremental borrowing rate[1] at the date of initial application		544,516
Add : Financial leased liability recognized at December 31, 2018		10,161

Lease liability recognized as of the date of initial application	~~W~~	554,677

[1]	The incremental borrowing rate is 1.82%~6.95%.

The difference between the amount of the right-of-use asset and the lease liability is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

The amounts recognized in statement of financial position

The amount related to lease recognized in statement of financial position as of September 30, 2019 is as follows:

(In millions of Korean won)	September 30, 2019
Right-of-use property and equipment [1]
Real estate	~~W~~	530,985
Vehicles		17,752
Others		19,283

		568,020
Right-of-use intangible assets [2]		13,746

		581,766

Lease liabilities [3]	~~W~~	561,999

[1]	It is included in property and equipment of financial statements.
[2]	It is included in intangible assets of financial statements.
[3]	It is included in other liabilities of financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The amounts recognized in statement of profit or loss

The amount related to lease recognized in statement of profit or loss for the nine-month periods ended September 30, 2019 is as follows:

(In millions of Korean won)
	2019
Depreciation and amortization of right-of-use assets
Real estate	~~W~~	185,439
Vehicles		14,565
Others		7,173
Intangible asset		7,259

	~~W~~	214,436

Interest expense on the lease liability (Included in finance charges)		9,765
Short-term lease payments (Included in administrative expenses)		1,790
Payments for leases of low-value assets different from short-term leases (Included in administrative expenses)		1,134
Variable lease payments not included in the measurement of the lease liabilities (Included in administrative expenses)	~~W~~	11